SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2006
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F      x
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes
No
x

EXHIBIT LIST
Exhibit
Description
Sequential
Page Number
Naspers Limited annual report
for the financial year ended
31 March 2006, dated August 3,
2006
annual report 2006
To create a personal reference
world of entertainment, information
and education, which is accessible
wherever you are.
vision
Naspers
Limited
Annual
Report
2006

To build shareholder
value
by operating
subscriber
platforms
that bring content, services
and communication to paying users;
to sell related technologies and be useful
to the communities we serve
mission
BASTION GRAPHICS
02
04
06
08
18
22
40
46
50
60
64
65
66
181
185
contents
Financial highlights
Our group at a glance
Our global footprint
Chairman’s and managing director’s report
Financial review
Review of operations
Empowerment, transformation and corporate citizenship
Safety, health and the environment
Corporate governance overview
Directorate
Administration and corporate information
Analysis of shareholders and shareholders’ diary
Annual ﬁ nancial statements
Notice of annual general meeting
Proxy form
Picture credits
Sponge Bob Square Pants: ©2005 MTVNE. All Rights Reserved.
Colin Moss: ©2005 Endemol Pictures. All Rights Reserved.
Tsotsi: ©2005 Ster-Kinekor. All Rights Reserved.
Spider-man: ©2005 Columbia Studios. All Rights Reserved.
Known Gods: ©2005 Endemol Pictures. All Rights Reserved.
Super Robot Monkeys: ©2005 DISNEY. All Rights Reserved.
Sports pictures: ©Touchline Photo. All Rights Reserved.

annual report 2006
To create a personal reference
world of entertainment, information
and education, which is accessible
wherever you are.
vision
Naspers
Limited
Annual
Report
2006
Naspers Limited Annual Report 2006

2 ﬁnancial highlights

Naspers Limited Annual Report 2006

-
Revenue
R15 706 million
-
Operating proﬁt before amortisation
and other gains and losses
R3 100 million
-
Cash ﬂow from operating activities
R3 166 million
2006
2005
R’m
R’m
Income statement and cash flow
Revenue
15 706
13 518
Operating profit before amortisation
and other gains and losses
3 100
2 538
Operating profit
3 004
2 469
Net attributable profit
3 190
2 385
Cash flow from operating activities
3 166
2 368
Balance sheet
Total assets
17 339
14 043
Current assets
10 067
7 204
Shareholders’ equity
7 290
5 093
Non-current liabilities
3 372
2 968
Current liabilities
6 677
5 982
Other information
Dividend per N ordinary share (cents)
70
38
Earnings per N ordinary share (cents)
1 124
860
Weighted average number of N ordinary shares
in issue (’000)
283 719
277 294

our group at a glance
Newspapers,
Magazines & Printing
Books & Education
Pay TV, Internet &
Technology
Pay TV & Internet
Pay-television platforms
in sub-Saharan Africa and Greece, as well as businesses
that develop the underlying
technologies used by
these platforms. Internet
investments in China,
Thailand and the USA. Also print media investments in
China, Brazil, sub-Saharan
Africa and Russia.
The operation of pay-
television subscriber
platforms, as well as pay-television channels and internet platforms. Also magazines, newspapers, printing and distribution
businesses, as well as book publishing and distribution
businesses and private
education.
Print Media
P R I N T M E D I A
company and nature of business
South
Africa
Inter-
national

Naspers Limited Annual Report 2006

Newspapers – Beeld, City Press, Daily Sun, Die Burger, Gauteng Business, NaweekSon, Rapport, Soccer Laduuuuuma!, Son, Sunday Sun, The Witness, Volksblad and community newspapers
Magazines – Baba & Kleuter, Bicycling, blunt, COSMOPOLITAN, dit, DRIVE OUT, DRUM, Eat In, Eat Out, FAIRLADY,FAIRLADY Bride, FHM, FINWEEK, Golf Digest, heat, home, HUISgenoot, Insig, Kick Off, Landbouweekblad, Lééf met hart & siel, Men’s Health, Move!, NATIONAL GEOGRAPHIC kids, Reader’s Digest, Real Simple, RUNNER’S WORLD, Saltwater GIRL, Saltwater GIRL Surf, SARIE, SARIE Bruid, Sports Illustrated South Africa, seventeen, SHAPE, SHAPE Fit Pregnancy, SHOP!, the wisden cricketer, TimeOut, TRUE LOVE, TRUE LOVE Bride, tuis, tvplus, VISI, Weg!, Woman’s Value, YOU, YOUR baby, Your Child, YOUR PREGNANCY, zigzag
Printing – Paarl Gravure, Paarl Media, Paarl Print, Paarl Print Labels, Paarl Web, Paarl Web
Gauteng
Distribution – NLD, NND24
Publishers and Agents – Book Promotions/Horizon Collegium Botswana, Jonathan Ball Publishers, Lux Verbi.BM,Nasou Via Afrika, NB Uitgewers, Van Schaik Uitgewers
Trade and Distribution – Afribooks, Leisure Books, Leserskring, Lux Verbi Retail, On the Dot, Van Schaik Bookstore
Private Education – Educor: International Colleges Group: Academy of Mathematics and Science, DamelinCorrespondence College, ICG Learning Solutions, ImagingDataSolutions, INTEC College, Lyceum College; Damelin Education Group: City Varsity, Damelin, Midrand Graduate Institute, Milpark Business School; The Graduate Institute of Management and Technology
Pay Television – AfricaMagic, Big Brother, MultiChoice Africa, MultiChoice Hellas, NetMed, Nova, SuperSport
Internet – Sanook!, MWEB (Thailand), QQ, Tencent
Technology – Entriq, Irdeto Access, MediaZone
Newspapers – Beijing Youth Daily, Goal!
Magazines – Drum East Africa, Kick Off Nigeria, True Love East Africa, True Love West Africa, TV24, Veja
Pay Television– Action X, Big Brother, Carte Blanche, Channel O, DStv, go, Idols, K-World, kykNET, M-Net, M-Net Movies 1 and 2, M-Net-on-Demand, M-Net Series, SuperSport, SuperSport Travel, SuperSport United Football Club, SuperSport Wheelchair Basketball
Internet– commerceZONE, MWEB Business, MWEB home, polka
Media24 Digital– 24.com, Fin24, Food24, Health24, Images24, Kalahari.net, News24, Property24, Subscribe24,Wheels24, Women24
major brands

South America
North America
Europe
Africa
Group operations
Luanda
Porto-
Novo
Sao Paulo
Ouagadougou
Yaoundé
Praia
Brazzaville
Malabo
Libreville
Conakry
Freetown
Monrovia
Bissau
Bamako
Windhoek
Hoofddorp
Amsterdam
London
Sao Tome
Dakar
Jamestown
Khartoum
Cape Town
Banjul
Carlsbad
Redwood City
Seattle
our global footprint
Ndjamena
Niamey
Lagos
Lome
Yamoussoukro
Accra

Naspers Limited Annual Report 2006

Asia
Australia
Harbin
Changchun
Shenyang
Beijing
Shijiazhuang
Lanzhou
Xi’an
Jinan
Chengdu
Chongqing
Wuhan
Shanghai
Kunming
Nanchang
Nanjing
Zhengzhou
Guiyang
Hangzhou
Nanning
Changsha
Guangzhou
Urumchi
Fuzhou
Hefei
Tianjin
Taiyuan
Hohhot
Luanda
Sydney
Gaborone
Bujumbura
Yaoundé
Bangui
Brazzaville
Nicosia
Kinshasa
Djibouti
Asmara
Addis Ababa
Libreville
Athens
Thessaloniki
New Delhi
Seoul
Bangkok
Nairobi
Maseru
Antananarivo
Lilongwe
Port Louis
Kigali
Hoofddorp
Amsterdam
Kiev
Moscow
Victoria
Khartoum
Dodoma
Mbabane
Johannesburg
Maputo
Durban
Cape Town
Harare
Bulawayo
Mutare
Kampala
Zanzibar
Lusaka
Ndjamena
Niamey
Lome

Ton Vosloo – Chairman
chairman’s and managing director’s report
Investing
for future growth
8
OVERVIEW AND PROSPECTS
The Naspers group strategy over the past two
decades has been to evolve from a traditional print
media business in one country into a broader-based
media company in multiple countries. In the process,
several new ventures were launched and risks were
taken with the launch of M-Net, MTN, the
pay-television expansion into Europe, OpenTV,
internet ventures like MWEB and Tencent,
newspapers in China, and others.
Over the past few years we have lived within our
means and emphasis was placed on proﬁ tability and
cash ﬂ ow, even at the expense of future growth. The
result is that we have a proﬁ table and cash ﬂush
group today, whilst many of our competitors globally
suffered severely or collapsed.
The Naspers group continues to beneﬁt from past
investments coming to fruition and a
positive macro-environment in
many of its key markets. This
year top-line revenues grew by
16% to R15,7 billion and
core headline
earnings by 67% to
R1,9 billion.

Naspers Limited Annual Report 2006

After four years of rapid earnings and cash
ﬂow growth, some strategic investments are
required in the year ahead to deliver growth in future. We are targeting, in particular, broadband services in Asia and North America, and in Africa on digital video broadcast-handheld (DVB-H). We plan this in the knowledge that such investments will reduce short-term earnings and cash ﬂow growth. In addition, we will invest in the further organic growth of our existing
businesses and also expand into new markets and opportunities.

In recent times the group has seen strong
macro-economic growth in our key markets.
Over the past few years, economic management of especially the South African and Chinese economies has been particularly impressive. Future growth will be reliant on continued economic expansion in all our markets, which is uncertain.

Geographically the group is focused on the
BRICSA countries (Brazil, Russia, India, China, South and sub-Saharan Africa), which we believe present above-average growth opportunities. To date we have been successful in establishing a smaller or bigger presence in approximately
50 countries. Subsequent to year-end, we
acquired a 30% equity stake in Abril, for a cash
consideration of US$422 million. This also creates
participation in the expanding Brazilian media
market. In addition, we also established
development ofﬁ ces in Russia and in India, and
are pursuing opportunities in these and other
markets at present.

As mentioned above, the group plans to step
up investment in broadband and mobile
technologies and services. This presents
opportunities for delivering media content in
new formats to our clients.

ELECTRONIC MEDIA
Pay television

In aggregate, the pay-television segment grew
revenues by 15% and operating proﬁ t before
amortisation and other gains and losses by 29%.
This growth was largely driven by an increase in
the aggregate subscriber base of 163 000 to just
above two million.

These segmental results exclude UBC, which
was sold during the year and is treated for IFRS
reporting purposes as a discontinued operation.

chairman’s and managing director’s report (continued)
Koos Bekker – Managing director
South Africa
The South African operation reﬂ ected some growth,
increasing by a net 103 000 to 1,25 million
subscribers. The lower-priced bouquet aimed at the
emerging market (DStv Compact) grew to 42 000
households. MultiChoice launched the personal
video recorder (PVR) in October 2005, selling some
28 000 units. In the coming year we intend to make
a substantial investment in the development of a
DVB-H platform in South Africa, which may not be
proﬁ table for some years.

Sub-Saharan Africa
The sub-Saharan Africa subscriber base grew by
50 000 to 385 000, primarily from expansion in the
Angolan market. Our businesses in sub-Saharan
Africa continue to be subject to regulatory pressures
and processes.

Mediterranean
This base increased by 10 000 to 374 000
subscribers. Migration from analogue to digital
continues, with 69% of subscribers now using
digital services. During the year ten new channels
were added to the Nova platform. Seasonal churn
remains an issue.
Tsotsi

Naspers Limited Annual Report 2006

Internet
The internet segmental results for the current
year exclude Tencent, as this investment is now
equity accounted. The prior year ﬁ gures include
Tencent for three months to June 2004.
The internet segment reﬂ ected revenue
growth of 29% (52% adjusting for Tencent’s
accounting treatment). Operating losses before
amortisation and other gains and losses
increased to R98 million, mostly attributed to
the investment in the internet portals in
Thailand and Sportscn in China. The MWEB
operation in South Africa continues to be
proﬁ table.

chairman’s and managing director’s report (continued)
Tencent is the leading instant-messaging (IM) platform in China and increasingly one of the leaders in this category worldwide. Peak simultaneous online users account for IM services reaching 19,6 million, and active IM user accounts increasing to 220 million.

The internet segment, including our equity
accounted share of Tencent’s earnings, is proﬁ table.

Conditional access
Irdeto, the content security solution business, reported record shipments of almost six million devices. This led to a growth in revenues of 38%.

Irdeto recently acquired a competitor, Philips
CryptoTec. It continued its expansion into the rapidly developing mobile TV segment. Its client, TU Media in Korea, is the ﬁrst such mobile TV service launched in the world. Irdeto will increase its lead by further developing its technology for safeguarding content in the broadband, internet and
mobile environment.

Entriq
Broadband media is becoming the dominant form
of internet use globally. This is evidenced by the
almost doubling of Entriq’s revenue to R66 million.

Extensive investment continued in content
protection and subscriber management
technologies for such broadband markets. Entriq’s
clients include NBC, Viacom, MTV, ProSieben and
Intel’s ViiV platform.

Entriq has also developed a broadband product,
MediaZone, where niche content from various
sources is aggregated and offered to the market for
subscription.

Substantial investment is expected over the
near term to consolidate the progress that Entriq
has achieved in its technologies.

Naspers Limited Annual Report 2006

out of Lyceum colleges, closed some years ago.
The face-to-face business, Damelin, worked on its repositioning and focused on the further education and training sector.

DIVIDEND
The board has recommended that the annual
dividend be increased by 71% to 120 cents
(previously: 70 cents), per N ordinary share and
24 cents (previously: 14 cents), per unlisted
A ordinary share. If approved by shareholders, the dividends will be payable to shareholders recorded in the books on 8 September 2006. It will be paid on 11 September 2006. The last date to trade cum dividend will be 1 September 2006.

TRANSFORMATION AND BLACK
ECONOMIC EMPOWERMENT (BEE)
Our understanding is that the Codes of Good
Practice should be ﬁ nalised shortly. Our South
African operations have already started work to
ensure compliance with these codes. Regarding
empowerment, we intend to achieve the required
level of ownership within a reasonable period,
through an offering to a broad base of BEE
participants. This will include individuals, groupings and our own staff.
PRINT MEDIA
Newspapers, magazines
and printing
This segment beneﬁ ted from strong organic growth and robust economic conditions, resulting in revenue increasing by 18% to R3,9 billion.
Newspaper titles such as the Daily Sun, Son and Soccer Laduuuuuma! continued to show circulation growth. Additional printing presses are being installed to cope with increased demands.
The magazine segment also experienced a good year with a number of new titles being launched.
A new printing plant, Paarl Web Gauteng, was commissioned and is performing to expectation. An empowerment partner, Kurisani, has invested in this business.

Book publishing and private
education
The book publishing business, Via Afrika, had a reasonable year. Especially its school book publishers recorded an excellent performance.

In contrast, results in the private education business were mixed. The core distance education business, International Colleges Group, experienced a satisfactory year, whilst a number of growth initiatives were launched with varying levels of success. This was also the last year of the teach-

chairman’s and managing director’s report (continued)
All our South African
companies have combined
their buying power and
established a centralised
procurement company,
MWEB’s commerceZONE.
Formulae in the codes are
being employed to evaluate
the performance of suppliers in black economic
empowerment.
Although we are still negotiating for the best
possible price and quality, the rand value of
purchases awarded to bona ﬁde black
companies has grown signiﬁcantly in recent
times. We are also proud of the community
service provided by our various publications,
channels and platforms.
Naspers and its operating companies regard
employment equity as a strategic priority and
are monitoring progress closely in this regard.
The group will focus on the elimination of
discrimination and create a culture in which
diversity is welcomed and utilised.
STRATEGY
Naspers focuses on media businesses in
growing markets in which it can develop
strong, sustainable market positions. We
have identiﬁed the BRICSA countries
speciﬁcally as growth
areas. Content, brands and
distribution channels are
used to grow businesses.
Naspers has integrated
the internet into most of
its businesses to better
reach customers and to
increase the value of its
content.
The group has a two-
pronged growth strategy:
♦
Firstly, focusing on our existing businesses to
develop their full potential.
♦
Secondly, investigating new ventures within our
ﬁeld of expertise, especially in the BRICSA
countries.
We hope, but cannot guarantee, that this
approach will deliver growth in future.
CORPORATE GOVERNANCE
Naspers is a multinational media group with
operations in Africa, Asia, Europe, the USA and
South America. Its primary listing is on the
JSE Limited (JSE). It also has a secondary listing
on The NASDAQ Stock Market (NASDAQ) in
New York.

Naspers Limited Annual Report 2006

Integrity Chain
COMMUNITY
CONNECTION
COMMUNICATION
COMMITMENT
governance. The group also uses independent
external advisors.

During the past year several improvements
were made to our governance structures. All
members of the human resources and
nomination committee, and the audit and risk
management committee are independent. The
board has a process to review, on an annual
basis, the effectiveness and role of the board
and its chair, as well as the effectiveness of the
respective board committees and directors. An
assessment of the audit and risk management
committee in compliance with the
Sarbanes-Oxley regulations was conducted.
A group-wide project was initiated to assist
the group to become, where required, fully
compliant with these regulations.
A business ethics management process
was rolled out. Orientation programmes
have been developed for new members of
the board, and the audit and risk
management committee.

The risk management process in respect of
major subsidiaries such as Media24 has been
revised, in line with the group’s overall risk
management approach. Whistle-blowing
facilities have been implemented by some
major subsidiaries and are being rolled out in
others. Reporting on the group’s corporate
social investments is being improved.
A detailed review of the group’s corporate
governance can be found on page 50 of the
annual report.
The board is committed to high standards
of corporate governance throughout the group. Our group recognises the need to conduct its business with integrity and in accordance with appropriate governance practices, and knows that it is accountable for good governance.

The board’s audit and risk management and human resources and nomination committees fulﬁl key roles in ensuring good corporate chairman’s and managing director’s report (continued)
RISK MANAGEMENT
Managing risk plays a central role in the
day-to-day operations of all our businesses.
As an international multimedia group with
business activities in various countries, the
group is exposed to a wide range of risks that
may have serious consequences. The diversiﬁed
nature of the group does, however, assist in
spreading exposure.
The Naspers board, in conjunction with its
boards of major subsidiary companies, is
responsible for determining risk management and
control procedures, as well as for evaluating the
effectiveness of those procedures.
Risk management functions have been
established in the larger group companies and the
process is subject to periodic review.
The main risks to which the group businesses
are exposed include:
♦
global political and market trends
♦
competition
♦
technical innovations
♦
currency ﬂuctuations
♦
legislation and regulations
♦
political and economic instability.
While these risks are mostly outside the board’s
control, measures may be implemented to limit or
prevent the effects. A more detailed review of the
risks facing the group and the compensatory steps
taken are contained on page 56 of this annual report.

Naspers Limited Annual Report 2006

TON VOSLOO
Chairman
KOOS BEKKER
Managing director
change. The group has experienced massive
change over the years and hopes that it has
the skills, determination and people to meet
the challenges in each of the markets in
which we operate and utilise the
opportunities.
Finally, our thanks to our people for their
dedication and to our fellow board members
for their guidance and support during what
has been a busy year.
DIRECTORS
In terms of the company’s articles of
association, one-third of the non-
executive directors retire annually and
re-appointment is not automatic.
Adv F du Plessis, Prof R C C Jafta and
Mr F T M Phaswana, who retire by
rotation at the annual general meeting, being
eligible, offer themselves for re-election. Their
abridged curricula vitae are included on
pages 60 and 61 of this 2006 annual report.
Shareholders will be asked to consider
their re-election at the upcoming annual
general meeting, notice of which is contained
in this annual report.
PEOPLE
We are grateful for the contribution made by
so many of our people in so many countries.
They have shown character and enterprise to
achieve most of the goals our businesses
were set.
Fast-moving
markets demand
that we are ﬂexible
and adapt quickly to

18 ﬁnancial review
in subscriber base
Net growth
This review presents the highlights
of the group’s performance during
the past year. Full details can be
found in the annual ﬁnancial
statements presented on pages 66
to 167 of this annual report.
OVERVIEW OF GROUP RESULTS
Revenue
Group revenues grew by 16% to R15,7 billion.
This came largely from net growth in the
pay-television subscriber base of 163 000
households and an increase in advertising
revenues of 22%.
Operating proﬁ t
Operating profit improved by 22% to
R3 billion, with aggregate operating margins
at 19%.
Finance cost
Net finance cost of R11 million includes net
interest income of R181 million earned on
cash held in the group, an imputed interest
cost on finance leases - mostly for satellite
capacity - of R177 million, unrealised foreign
exchange losses of R22 million on foreign
denominated finance leases and fair value
adjustments on foreign exchange contracts
and other derivatives, which reflect a net gain
of R7 million.
Equity-accounted results
The group’s share of earnings from its
equity-accounted associates, including
the investment in Tencent, increased to
R151 million.
Tax charge
The taxation charge of R935 million is
substantially higher than last year, partly a
function of the increased profitability of the

Naspers Limited Annual Report 2006

Headline earnings
Last year we reported headline earnings of
R2,02 billion and indicated to shareholders
that this figure was artificially boosted by the
creation of deferred tax assets of R470 million
and fair value adjustments relating to
Cash ﬂows and balance sheet
The group balance sheet remains sound. The
group generated free cash flow of R1,9 billion
(2005: R1,4 billion) in the current year.
in subscriber base
Net growth
Year ended
Year ended
31 March 2006
31 March 2005
R’m
R’m
Net profit attributable to shareholders
3 190
2 384
Adjusted for:
– impairment of goodwill and other assets
69 14
– profit on sale of property, plant and equipment (17) (7)
– (profit)/loss on sale of investments (64) 1
– discontinuance of operations (1 032) –
– dilution profits – (368)
Headline earnings
2 146
2 024
Adjusted for:
– creation of deferred tax assets
(42) (470)
– amortisation of intangible assets 48 40
– IAS 39 fair value adjustments (145) (360)
– profit from discontinued operations (32) (49)
Core headline earnings
1 975
1 185
group and partly the creation of deferred tax
assets last year of R470 million, which
reduced the net tax charge in that year.
Discontinued operations
An accounting profit of some R1 billion was
recorded on the sale of our interest in UBC
(the pay-television operator in Thailand) and
MKSC (a Thai ISP business) and is reflected as
a profit arising on the discontinuance of
operations.
foreign exchange contracts of R360 million.
As expected, neither of these items recurred to
this extent in the current year. As a consequence,
headline earnings for this year reflect a modest
growth of 6% to R2,14 billion.
Core headline earnings
Core headline earnings, which we believe reflects
true, sustainable earnings performance, grew by
67% to R1,97 billion. An analysis of core headline
earnings is shown below.

ﬁnancial review (continued)
SEGMENTAL REVIEW
Revenue
Ebitda
2006
2005
2006
2005
R’m
R’m
%
R’m
R’m
%
Electronic media
10 219
8 732
17
2 937
2 356
25
– pay television
8 903
7 747
15
3 105
2 465
26
– internet
898
696
29
(34)
11
–
– conditional access
352
255
38
19
(35)
–
– Entriq
66
34
94
(153)
(85)
80
Print media
5 500
4 782
15
811
779
4
– newspapers, magazines
and printing
3 983
3 374
18
745
665
12
– book publishing and
private education
1 517
1 408
8
66
114
(42)
Corporate services
(13)
4
–
(52)
(42)
24
15 706
13 518
16
3 696
3 093
20
Operating
profit before
amortisation and
Operating
other gains/(losses)
profit
2006
2005
2006
2005
R’m
R’m
%
R’m
R’m
%
Electronic media
2 503
1 945
29
2 467
1 916
29
– pay television
2 761
2 133
29
2 785
2 120
31
– internet
(98)
(52)
88
(153)
(68)
125
– conditional access
5
(47)
(111)
–
(47)
–
– Entriq
(165)
(89)
85
(165)
(89)
85
Print media
652
636
3
595
604
(1)
– newspapers, magazines
and printing
616
550
12
612
528
16
– book publishing and
private education
36
86
(58)
(17)
76
(122)
Corporate services
(55)
(43)
28
(58)
(51)
14
3 100
2 538
22
3 004
2 469
22

Naspers Limited Annual Report 2006

Electronic media
The electronic media segment comprises pay-
television subscriber platforms, pay-television
channels and internet platforms in South
Africa, as well as pay-television platforms in
sub-Saharan Africa and Greece. It also
includes businesses that develop the
underlying technologies used by these
platforms, and internet investments in China,
Thailand and the USA.
Print media
The print media segment comprises
magazines, newspapers, printing, book
publishing and distribution businesses and
private education in South Africa, as well as
print media investments in China, Brazil,
sub-Saharan Africa and Russia.
ACCOUNTING POLICIES
The financial results are prepared in
accordance with International Financial
Reporting Standards (IFRS), the requirements
of the South African Companies Act, No 61
of 1973, and the Listings Requirements of JSE
Limited (Listings Requirements).
In terms of the Listings Requirements, the
group is required to prepare its consolidated
financial statements in accordance with IFRS
for the year ended 31 March 2006.
The date of transition to IFRS was 1 April
2004. The group’s opening balance sheet at
1 April 2004 has been restated in accordance
with IFRS1, “First-time Adoption of IFRS”.
The effect of the transition from South
African Statements of Generally Accepted
Accounting Practice (SA GAAP) to IFRS on the
group’s equity at 1 April 2004 and 31 March
2005, and its net profit for the year ended
31 March 2005, has been disclosed with the
group’s 30 September 2005 interim results
in a separate document entitled “Transition
to IFRS”.
This information is available on the group’s
website (www.naspers.com).

review of operations 22
Spider-man
media operations
Multinational
INTRODUCTION
The Naspers group holds the following
interests:
♦
SOUTH AFRICA
The operation of pay-television subscriber
platforms, as well as pay-television channels and
internet platforms. Also magazines, newspapers,
printing and distribution businesses, as well as
book publishing and distribution businesses and
private education.
♦
INTERNATIONAL
Pay-television platforms in sub-Saharan Africa
and Greece, as well as businesses that develop the
underlying technologies used by these platforms.
Internet investments in China, Thailand and the USA.
Also print media investments in China, Brazil,
sub-Saharan Africa and Russia.

personal video recorder (PVR). Launched in
October 2005, some 28 000 units were sold in
the ﬁrst ﬁve months. The PVR decoder is heavily
subsidised to make the product more accessible
to the wider market. It is essentially a high-end
decoder with a hard drive, enabling the user to
pause and rewind live events, or to view two
channels while recording a third, and to play
back recorded events on demand. Another
innovation, DStv Touch, improves functionality.
Activated from any channel by pressing the OK
button on the remote control, it provides a
menu for seamless navigation and interactive
applications such as news, weather, TV guide,
games, competitions and others. Three new
channels, The Home Channel, MK89 and
SuperSport Portuguese were added during
the year.
SOUTH AFRICA
Pay television
MultiChoice South Africa
MultiChoice South Africa is a provider of
television and subscriber management services.
The DStv bouquet comprises 74 video channels,
seven interactive channels and 65 audio channels.
The South African subscriber base ended the
year at 1,25 million subscribers, 83% of whom
receive digital signals. The analogue subscriber
base closed on 217 000. The number of
digital subscribers increased by 138 000,
ending the year on 1,03 million households.
A new lower-priced tier aimed at the emerging
market (DStv Compact) grew to 42 000
subscribers.
To enhance our viewers’ experience,
MultiChoice South Africa introduced the
Naspers Limited Annual Report 2006
media operation

review of operations(continued)
Mobile broadcast technologies are among the
latest methods of content delivery.
Internationally, a standard called DVB-H (digital
video broadcast-handheld) is being tested in
various countries. DVB-H allows for the digital
terrestrial broadcast of live television channels
to a mobile phone via a broadcast network and
broadcast frequency. A DVB-H trial since
November 2005 with partners has developed
South African mobile broadcast expertise and
yielded valuable consumer insights among
trialists in Soweto, Johannesburg, Pretoria, Cape
Town and Durban. It allowed some South
African participants to be among a few
worldwide to watch the FIFA 2006 Soccer World
Cup broadcast live on their mobile phones.
MultiChoice South Africa will apply for a
satellite broadcast licence in the year ahead,
in response to Icasa’s invitation to apply for
pay-television service licences.

Naspers Limited Annual Report 2006

Internet
MWEB
MWEB maintained its market leadership with
299 000 dial-up and 45 000 broadband
subscribers.
commerceZONE – the leading South African
business-to-business exchange – extended its
position by signing its largest external customers
to date, Nampak and the South African
parliament. This business also identiﬁ es BEE
suppliers for users of its procurement platform.
M-Net
M-Net produces 15 channels for the DStv
platform. The M-Net Movies and M-Net Series
channels were revamped and Channel O was
enhanced, in addition to launching MK89, an
Afrikaans youth music channel.
M-Net employed a mix of reality and drama
and boosted local content. Two new drama series,
Binnelanders and Known Gods, were produced
during the period under review, as was the third
and so far most successful Idols competition.
M-Net’s two-hour Open Time window
will close with effect from April 2007, which
will reduce advertising revenues.
SuperSport
SuperSport, the Channel of Champions, produces
nine sports channels for the DStv platform. In
addition, various SuperSport channels are broadcast
in various ways for reception on handheld mobile
devices.
SuperSport’s array of live
coverage included the 2006
Winter Olympics from Italy, the
Commonwealth Games held in
Australia and the FIFA 2006 Soccer
World Cup from Germany.

Growing
circulation
review of operations
(continued)
26
Print media
Media24
Newspapers
Newspapers beneﬁ ted from robust economic
conditions.
Daily Sun, its circulation growing to more
than 440 000 per day, became the biggest
local daily. Readership increased to 3,2 million,
making this publication the widest-read print
media product in Africa with audited ﬁ gures.
Son, the Afrikaans weekly tabloid, launched
a daily edition in the Western Cape, recording a
circulation of 50 000 copies per day. An
experimental tabloid for yuppies, Nova, failed
to take root in Gauteng.

Soccer Laduuuuuma! reached record
circulation numbers exceeding 288 000, while
Sunday Sun and City Press, both Sunday titles,
recorded steady growth.
Additional community newspapers were
introduced, including an enlarged portfolio of
City Vision products for emerging markets.
In response to general growth in volumes,
additional printing presses were installed.
NLD24, the community newspaper and
pamphlet distributor, extended its national
reach and introduced Infopac, a technological
innovation in pamphlet distribution. The new
editorial software platform, Eidos, is
progressing.
Several of our newspapers received
prestigious peer recognition awards, including
the Frewin (Die Burger) and McCall (The
Witness) trophies for printing and typography.
The winner of the Joel Mervis trophy, awarded
for excellence in the urban, weekly newspaper
category, was also a print customer of
Media24, while eight of the 12 ﬁ nalists were
from the group or were printed by our
presses. Many Media24 journalists received
individual awards.
In the past year Themba Khumalo was
appointed editor of Daily Sun and in May
2006 Henry Jeffreys, previously senior
deputy editor at Beeld, became the
new editor of Die Burger.
Media24 launched a project to
replace the circulation systems for
all publications, which is expected to
take more than two years to
complete.

Naspers Limited Annual Report 2006

review of operations (continued)
Magazines
On the back of a sound economy and strong
advertising support, magazines recorded a
satisfactory ﬁnancial year.

Media24 launched a number of new titles in
South Africa, including Real Simple, Your Child,
Shop!, Lééf met hart & siel and Men’s Health
Living. Media24 also acquired the Reader’s Digest
licence. The ﬁnancial weeklies, Finance Week and
Finansies & Tegniek, were successfully combined
into Finweek/Fin Week, with a close tie-up to
the internet site Fin24.

Travel magazine Weg continued to perform,
recording the highest circulation ﬁgures in its
category within 18 months. The combination
home-décor titles, home (English) and tuis
(Afrikaans), became the biggest-circulating
magazine in this sector.

Media24 magazines won several annual Pica
awards, including the Rossie trophy for best
consumer magazine (Insig). Other category
winners included VISI, Woolworths Taste, Heart,
Front Cover, Zigzag Surfing Magazine, Weg, Baba
& Kleuter, Shape, Finance Week, seventeen,
Sarie, dit and Sarie Bruid.

Unique visitors
Naspers Limited Annual Report 2006

Internet
Media24 is one of the top internet publishers in
South Africa in terms of unique visitors and
News24 is the top news site. A variety of sub-
brands (including Health24, Food24, and others)
are category leaders in their ﬁelds. Revenues
continued to increase off a low base. Property24,
a joint venture with Absa, is now proﬁtable.
Careers24 job listings was launched.
The unit 24.com – combining
Media24 Digital and relevant
segments of MWEB South Africa in
a new venture – came into being
in April 2006. 24.com is a
comprehensive multimedia portal
for Africa, deploying content
generated by all Media24 Digital brands with leading
technology in search, browsing, classiﬁeds, instant
messaging and e-commerce. Arrie Rossouw,
previously editor of Die Burger, was promoted to
editorial director of this venture.
In the past year Sbu Mpungosa was
appointed editor of Move!, Suzy
Brokensha editor of Fairlady, Izelle Venter
editor of Insig and Justine Stafford editor
of seventeen. Founding editors of new
titles include Kerryn du Preez (Real
Simple), Heather Parker (SHOP!), Kate
Sidley (Your Child), Christene Ferreira
(Lééf met hart & siel) and Piers Buckle
(Men’s Health Living).
NND24 retained its status as the
premier distributor of magazines in
South Africa.
NLD24 continued to grow in the
distribution of pamphlets and leaﬂets.

review of operations (continued)
Paarl Media
A new printing plant, Paarl Web Gauteng,
was commissioned and is performing to
expectations. Empowerment partner Kurisani
was introduced into Paarl Web Gauteng, as well
as into Paarl Print.
Books, publishing and distribution
Via Afrika performed satisfactorily. Publishers
and agents continued their improvement. In
particular, NB Uitgewers (publishers) and the
school-book publisher Nasou Via Afrika (NVA)
recorded solid performances. NVA acquired the
school-book publishing imprint and book lists
of Juta Ace Gariep.
During the year we sold the ticketing
business Computicket. Van Schaik book stores
acquired a number of academic book outlets,

Naspers Limited Annual Report 2006

previously owned by Juta, and opened a few more
outlets, while the e-trader Kalahari.net continued
growing.
Private education
The various divisions of Educor recorded mixed
performances. A new management team was
appointed to restructure the face-to-face
education business, Damelin. Interventions
included refocusing further education and
training, and growing the distance education unit
International Colleges Group.

Localised
programming
review of operations (continued)
32
INTERNATIONAL
Pay television
Africa
MultiChoice Africa (MCA) services some 385 000
subscribers in 47 countries across the continent
and adjacent Indian Ocean islands. This subscriber
base grew by 50 000 for the year, with the best
growth in the Angolan market.
MCA offers various services via English,
French, Asian and Portuguese bouquets.
While the Portuguese bouquet subscriber
base added 25 000 homes to end the
year on 84 000, the Asian and French
bouquets experienced slower growth.
Public broadcast and commercial
channels from Nigeria, Zambia, Kenya,
Uganda, Namibia and Botswana are
included on the DStv service.

Naspers Limited Annual Report 2006

Changes to the English bouquet included the introduction of
E! Entertainment and enhancements to the AfricaMagic
channel. SuperSport 3 was enhanced with programming
speciﬁ cally scheduled for West and East Africa. A dedicated sports channel for the Portuguese service was introduced.
MCA is now localising more programming for West Africa. The
M-Net productions Doctors’ Quarters and Big Brother Nigeria
were commissioned, as well as a soccer talk show in Portuguese,
Futbol Africa. In addition, the Nigerian public broadcaster’s and commercial free-to-air channels were carried.
The regulatory environment in sub-Saharan Africa is
turbulent, with new regulations or licences expected in
Angola, Nigeria, Botswana, Tanzania and Kenya.
Mediterranean
NetMed’s Nova bouquet includes 50 channels, of which 44
are Greek channels or foreign channels dubbed or subtitled in
Greek. NetMed ended the year with 374 000 subscribers:
69% of these are digital, and the digital subscriber base
grew by 42 000 to 260 000 homes. Seasonal churn remains
an issue.
The market is set to become more competitive with
the launch of a digital terrestrial platform by state
broadcaster, ERT.
During the year 10 new channels spanning a number of
genres were launched. In addition, the EuroVision Song
Contest channel was secured exclusively
for Nova as Greece hosts the contest in
Athens this year.
The regulatory environment is
intensifying as the Greek regulator
has
put analogue terrestrial licences
out to tender and has published draft
proposals for licensing and legislation
to regulate media concentration.

Technological
review of operations
(continued)
34
innovations
Technology
Irdeto
Irdeto provides content security solutions
across any electronic delivery platform.
Irdeto’s tough security strategy has
paid off, with its smart cards entering
their sixth year without piracy. This led
to record shipments of almost six
million client devices (smart cards, surface-
mounted devices, and others) and
continued growth in the number of new clients.
In April 2006 Irdeto acquired a competitor, Philips
CryptoTec, which brought expert staff and market
share, including major accounts in Turkey, Austria
and Germany.
In the rapidly emerging mobile TV segment,
Irdeto integrated 28 mobile devices for DVB-H,
terrestrial-digital multimedia broadcasting
(T-DMB) and satellite-digital multimedia
broadcasting (S-DMB) operators.

Naspers Limited Annual Report 2006

Technological
innovations
This increased Irdeto’s attractiveness for mobile
TV operators. Following the pioneering agreement
with TU Media (Korea), the ﬁ rst TV-on-cellphone
broadcast service launched in the world, Irdeto
acquired further mobile TV accounts, including
Debitel (Germany) and Guangdong (China).
Irdeto won the Hamel Award for its contribution
to the South Korean mobile television industry. It
was a ﬁ nalist in the China Trader Awards, and
received Satmetrix’s Gold Elite status for its
customer loyalty results.
Entriq
Entriq develops content protection and
subscriber management services for the new
broadband markets. Consumption of broadband
media on the internet is growing sharply and in
some markets like Korea and China, is now the
dominant form of internet use. Regrettably South
Africa lags far behind in broadband penetration.
Investment continued in content protection,
subscriber management technologies and
application service provider (ASP) services for
broadband markets, including a turnkey digital
store solution.
Entriq grew a global network for media
authorisation. This is a secure service accessible to
anyone who wants to sell media online across
platforms, including mobile and internet protocol
television (IPTV).
Entriq secured clients in three major market
sectors: sport, music and entertainment, which
include the Winter Olympics by nbcolympics.com
and the Intel ViiV platform, Viacom for Comedy
Central, Channel 4 for Big Brother in the UK, Pro -
Sieben for distribution of content in Germany,
MTV US (radio channels on Sprint, a telco in the
USA) and MTV UK, integrating with major UK
carriers.
MediaZone
Broadband presents the opportunity to reach small
audiences not otherwise serviced through
traditional TV channels. MediaZone has invested in
building web portals where niche content is offered
via subscription packages. These channel categories
include sport (eg rugby and ﬁ gure skating),
international (eg ChinaPortal and KuduClub, niche
portals for Chinese and South African expatriates,
respectively) and lifestyle.

36         review of operations (continued)

Multiple new
services
Internet
China
Tencent is the pioneer
instant-messaging
platform in China, and
one of the leaders in this
category worldwide. In
terms of peak
simultaneous users the
business has grown to
over 19,6 million
accounts.
Currently it processes
more than three billion
messages daily. Tencent is
also the premier casual
games portal in China.
During the year
multiple new services
were launched including
auction, search, virtual
pets, advanced games,
and a massive multiplayer

Naspers Limited Annual Report 2006

Multiple new
services
online game (MMOG). Tencent also improved its
instant-messaging functionality, expanding into
video and voice-over internet protocol (VoIP)
technologies.
The mobile value-added sector remains
challenging and Tencent faces competition from
both local and foreign companies.
Subsequent to the year-end MIH acquired
minority interests in Tixa, a contextual advertising
placement business that places advertisements on
hundreds of Chinese websites,
and ChineseAll, a leading Chinese
eBook publisher.
Thailand
MWEB Thailand further
extended its leadership position
with its portal Sanook!. It also
launched broadband services
for both audio and video
streaming and executed a search engine
agreement with Google.
India
MIH has identiﬁ ed India as a growth
market for internet services. During the
year MIH created a development ofﬁ ce
in New Delhi.

New business
opportunities
review of operations (continued)
38

Print media
We focus on print media opportunities in the
BRICSA countries (Brazil, Russia, India, China
and the rest of sub-Saharan Africa). The group
explores potential investments where it
identiﬁes an opportunity to add value by
contributing its proprietary skills and expertise.

MIH has a 9,9% interest in the non-editorial
components of Hong Kong-listed Beijing Media
Corporation (BMC), which operates the market
leader Beijing Youth Daily. BMC noted a drop in
property advertising due to regulatory actions in
China to cool that sector. This also affected
many other newspapers. MIH is assisting BMC
to develop new business opportunities and
increase efﬁciency.

New business
opportunities
in India is creating unreasonable valuation
expectations at present, we believe the print media
industries in India and Russia present opportunities.
In Africa, we continue to develop Drum (East
Africa), Kick Off (West Africa) and True Love (East
and West Africa). We also recently launched TV24,
a Portuguese TV listings magazine, in Angola, and
Goal, a new weekly soccer newspaper, in Nigeria.
Distribution networks are also being established
in Nigeria and Kenya.
Subsequent to the year-end, MIH acquired a
30% stake in the major Brazilian media company,
Abril S.A..
Abril is the largest magazine publisher in Brazil and
one of the largest media companies in Latin America.
It has a 54% share of magazine circulation and 58%
of magazine advertising revenues in Brazil. It
publishes ﬁ ve of the top ten magazine titles in Brazil.
Its ﬂ agship news weekly, Veja, is the fourth-highest
selling weekly in the world, with a weekly circulation
of some 1,1 million and average readership of
8 million. This makes it the largest magazine globally
not owned by a US-based group. In addition, Abril
manages the country’s leading educational book
publisher and a pay-television network.
This transaction will establish a presence in Brazil
– an attractive market where strong economic
growth is expected to drive media growth.
Further opportunities in emerging markets are
being pursued. MIH has identiﬁ ed India and Russia
as growth markets, and during the year business
development ofﬁ ces were established in New Delhi
and Moscow. Good progress was made in analysing
these markets. Although an inﬂ ated equity market

Naspers Limited Annual Report 2006

empowerment, transformation and corporate citizenship
Commitment
to empowerment
40
Naspers supports the aim to incorporate
previously disadvantaged communities into
South Africa’s mainstream economy. We will
comply with the Department of Trade and
Industry’s Codes of Good Practice, having
participated in the public representation
process.
Our black economic empowerment (BEE)
contribution in prior years includes:
· Phuthuma – M-Net’s ﬁ rst BEE share scheme,
which enabled some 8 000 disadvantaged
South Africans to acquire shares in M-Net
in 1995
· Phuthuma Futhi – M-Net’s second scheme was
implemented in 1998, making additional
M-Net/SuperSport shares available for 32 258
participants. The scheme came to a successful
close in April 2004
· Welkom Trust – launched in 1998. This enabled
some 17 000 previously disadvantaged
individuals to acquire shares in Naspers. We
hope this scheme will close at a substantial
proﬁ t for participants in September 2006.
Paarl Media also conﬁ rmed its commitment to
empowerment by introducing Kurisani as a 26%
empowerment partner in Paarl Web Gauteng, as
well as in Paarl Print. Kurisani is responsible for the
loveLife campaign, which promotes a healthy
lifestyle among young people to combat HIV/Aids.

Naspers Limited Annual Report 2006

Apart from the contributions already made,
Naspers is committed to developing further
empowerment initiatives. MultiChoice South
Africa and Media24 are preparing for broad-
based BEE share schemes, which we hope
will be announced during the
2006/2007 ﬁnancial year.
All South African business units
have been assessed in terms of the
draft codes of good practice and
corrective measures, including
setting targets, are being
implemented. Management’s
capacity to deal with the
challenges of the codes has
been boosted by senior
appointments.
Transformation and
employment equity
We recognise that diversity is essential
for the sustainability of our businesses.
To this end, diversity awareness
workshops have been held to make our
people aware of diversity. Culture day
events, focusing on respecting and
celebrating diversity, have been held in
several of our South African businesses.
The group focuses on employment
equity targets in its South African operations. A
number of initiatives are under way, including
transformation forums, the setting of speciﬁc
employment targets, mentorships for previously
disadvantaged employees, the integration of
people with physical disabilities as permanent
members of our workforce, the promotion of an
environment free from discrimination against
women, and preference in procurement.
Employment equity targets are
integrated into the South African
operations’ business plans and
performance is measured.
Succession plans for senior
management positions are
reviewed on a regular basis. Speciﬁc
training needs for identiﬁed
individual black successors are
also actioned.

Serving our
communities
empowerment, transformation and corporate citizenship (continued)
The group plays an active role in
the communities it serves. We focus
mainly on literacy and educational
programmes.
Education is recognised by African governments as
one of the most pressing issues facing the continent,
and is the focus of MultiChoice’s corporate social
investment programme. In sub-Saharan Africa 91
MultiChoice Resource
Centres have been
launched.
The initiative is
aligned to the Nepad
e-Africa Commission’s e-schools programme.
The integration of information and communica -
tion skills in education is a focus of Nepad.
DStv’s Education bouquet assists in enabling access
to information in schools. Nepad e-schools have
been launched in Ghana, Kenya, Mauritius, Rwanda
and Uganda. In addition, MultiChoice Resource
Centres are operational in Angola, Burundi, Eritrea,
Ethiopia, Liberia, Nigeria, Sierra Leone, Zambia,
Namibia and Zimbabwe.
In countries where we carry national broadcasters
on our platform, these channels are also included
on the DStv Education bouquet. Training teachers to
use the resource effectively is one of the elements
of the initiative.

Naspers Limited Annual Report 2006

MultiChoice, as a founder member of Mindset,
is committed to this partnership, which provides
modern technology and training to educators in
rural and disadvantaged communities, beneﬁ ting
many thousands of educators and learners with
ICT training and materials. It is augmented by the
Mindset Learn channel on the DStv platform.
The MultiChoice VUKA! programme was created
to broaden the scope of public service announce-
ments in order to address a wider range of social
and economic issues. The programme promotes
innovation, emerging talent and excellence in
ﬁlm-making. It is a call for ﬁ lm-makers to wake
up (VUKA!) and do something that is creative and
meaningful, while alerting audiences to the chal-
lenges of life in our contemporary southern Africa.
The project, which began in 1998 with just
15 public service announcements, has already
grown to more than 200 announcements in 2005.
The MultiChoice VUKA! Film Skills Development
Programme is operated in partnership with the
Department of Labour and the National Film and
Video Foundation (NFVF). It is an initiative of the
VUKA! Awards programme aimed at building skills
in the South African television and ﬁ lm industry.
MultiChoice also supports the development of
media in Africa through a partnership with CNN,
with the CNN MultiChoice African Journalist Awards.
M-Net promoted a number of community
events in the year under review, including:
-
the M-Net Book Prize, in collaboration with Via
Afrika. This aims to encourage writing in
indigenous languages. Categories were
expanded to include short-format writing and
poetry.
-
Cansa Shavathon, which was supported for the
second year after the record-breaking efforts
of the previous year. Thousands of heads
were coloured or shaved in support of cancer
research and more than R8 million raised.
-
KTV Market Day, which continues to grow.
This year's event (the tenth) attracted a record
number of participants. The event aims to
encourage young entrepreneurs.
-
New Directions, which is aimed at promoting
young ﬁ lm directors and provides funding for
ﬁ lm initiatives. The project spans the entire
continent and has boosted the careers of
several young directors.

Various projects are supported by SuperSport.
These include the Let’s Play initiative in which
SuperSport, in conjunction with the Department of
Sport, prods children to participate in sport and to
acquire a healthier lifestyle.
As a founding member of the Sports Trust,
SuperSport contributes all advertising revenue from
Wednesday night programming to a fund that
distributes sports equipment to disadvantaged
communities. Support for disabled sport, such as
wheelchair basketball, is also a SuperSport initiative.
Other causes include the Chris Burger/Pedro Jackson
fund for injured rugby players and the SuperSport
youth soccer academy.
Media24’s projects focus on its ﬁ elds of
operation, namely education of children. Media24
sponsors a number of “laptech” assistance tools and
gives extensive support to literacy projects, in
particular for disadvantaged communities. The
Department of Education project to encourage
empowerment, transformation and corporate citizenship continued)

learners to become teachers is aided by
sponsoring a teacher recruitment drive and
prestigious Teacher of the Year and School of
the Year awards. Media24 supported various arts
festivals and the Stigting vir Bemagtiging deur
Afrikaans. An extensive student bursary scheme
funding mostly candidates from previously
disadvantaged communities is in place, while
Paarl Media established an additional
scholarship fund of R10 million in its immediate
environment, focusing on children from
disadvantaged backgrounds.
45
The Daily Sun franchise system for newspapers
and pamphlet distribution created many
entrepreneurs who now operate independently.
Media24 assists with computer rooms at two
schools for previously disadvantaged individuals.
All Media24’s major newspapers have fundraising
actions targeting disadvantaged beneﬁ ciaries,
including underprivileged children, non-
governmental organisations and community-based
organisations.
Some of the community project beneﬁ ciaries
include the Revell Children’s Home, caring for
children from birth to ﬁ ve years, the St Francis
Children’s Home, caring for boys from three to
17 years, and the St George’s Home for Girls,
caring for girls from three to 19 years.
Media24’s various titles aim to be useful to
their respective communities. Editorial
infrastructure has been applied to support
numerous campaigns, including the Son’s
campaign against drug abuse, and the Touchline
Media project Care for the Carers.
Naspers Limited Annual Report 2006

Social
responsibility
safety, health and the environment
46
Naspers aims to provide its
employees with a clean, safe
working environment. During
the year under review, a
process to develop
performance indicators that
could be integrated into the
business planning cycle was
initiated by the group’s print
media division.
The workplace
The implementation of a healthy, safe
workplace at administrative and
production facilities is a priority for all
group companies. Where required and
in keeping with local requirements,
health and safety committees – with
responsible individuals who receive
training to improve their skills – have
been formed to ensure compliance with
applicable regulations. Medical emergency

Naspers Limited Annual Report 2006

responsibility
HIV/Aids
Naspers is acutely aware of the HIV/Aids pandemic
and the social and economic implications of the
disease. Comprehensive programmes in our South
African operations comprise:
-
information and awareness campaigns
-
voluntary free testing
-
free counselling
t
comprehensive medical treatment programmes.
and disaster recovery plans have been devised
as appropriate in operating businesses, and a
software program which enables the effective
monitoring of workplace injuries is operated at
Media24.
Regular organisational, health and safety risk
control audits are conducted by operational
entities and appropriate improvements are
implemented as required.
Wellness
Several wellness programmes are operated by
the group’s subsidiaries to provide a
preventative approach to employee health.
These include programmes to assist employees
to stop smoking. Free eye-testing is also
offered. Professional and independent
psychosocial support is provided for staff in
many of the group’s businesses.

safety, health and the environment (continued)

Environment
Media24 is currently reviewing progress
on developing site-speciﬁ c environmental
management systems, based on the
principles of ISO 14001. An environmental
policy for Media24 has been developed.
Energy efﬁciency is driven by cost-
saving initiatives and a reporting system
is being developed to enable Media24 to
monitor consumption of key energy
sources relative to building ﬂoor space
(for ofﬁce space), per ton of printed
material produced (for printing facilities)
and per kilometre of travel (for its
transport ﬂeet vehicles).

Naspers Limited Annual Report 2006

The use of hazardous materials (including
toluene, methyl ethyl ketone and
isopropylalcohol) at Media24’s printing facilities,
is strictly controlled and air-quality monitoring is
conducted in production areas where workers
may be exposed to these chemicals.
Media24’s policy requires regular integrity
testing on all bulk chemical storage tanks at all
its facilities. During the year substantial
investments were made to bring facilities into
compliance with applicable laws and regulations
governing industrial emissions to air and water.
Regenerative thermal oxidisers are being
installed at Paarl Web, Paarl Web Gauteng and
Paarl Print at a cost of over R7 million. These
should be fully operational before the end of the
calendar year and will virtually eliminate the
emission of solvent and print ink vapours at
these plants. Hazardous waste from all
Media24’s printing facilities is stored separately
and safe disposal certiﬁ cates are required from
contractors.
Given the nature of Media24’s business,
paper is the single biggest waste material.
Paper waste is closely monitored at all printing
facilities. Close to 100% of all paper waste at
Media24’s printing facilities is recycled.
The biggest physical impact Media24 has
on the environment is through purchasing
paper, consuming 162 645 tons of paper
annually. This year Media24 initiated a review
of paper supply in terms of recycled content
and sourcing paper from sustainably harvested
forests. Media24 will always be restricted in
terms of using recycled stock by the technical
speciﬁ cations of its printing presses.
However, it is following global research on
improvements to recycled paper quality.

corporate governance overview
INTRODUCTION
As corporate governance is essential to the
interests of stakeholders of the Naspers group,
the board of directors aspires to conduct the
business of the group with integrity. It is
committed to applying appropriate corporate
governance policies and practices in each
company in the group.
Naspers is a multinational media entity
with operations in Africa, Europe, the USA,
South America and south-east Asia. Its primary
listing is on the JSE Limited (“JSE”). The
company is therefore subject to the Listings
Requirements of the JSE, as well as the
guidelines contained in the King Report on
Corporate Governance for South Africa 2002
(“King II”). In light of its secondary listing on
The NASDAQ Stock Market, Inc. in New York
(“NASDAQ”) with its American Depositary
Receipt programme, the company is also
subject to the Sarbanes-Oxley Act 2002, and
the applicable U.S. Securities and Exchange
Commission (“SEC”) and NASDAQ
requirements.
The board’s audit and risk management,
and human resources and nomination
committees fulﬁl key roles in ensuring good
corporate governance. The group uses
independent external advisors to monitor
regulatory developments, locally and
internationally, to enable management to
make recommendations to the Naspers board,
and the boards of major group companies, on
matters of corporate governance.
IMPROVEMENTS MADE DURING
THE PAST YEAR AND PLANS FOR
THE YEAR AHEAD
As required by the NASDAQ rules, all
members of the human resources and
nomination committee, and the audit and risk
management committee are independent. The
board has a process to review, on an annual
basis, the effectiveness and role of the board
and its chair, as well as the effectiveness of the
respective board committees and directors.
A follow-up self-assessment was also performed
on the functioning of the audit and risk
management committee in compliance with
Section 404 of the Sarbanes-Oxley Act, which
includes a focus on the key competencies of the
committee. The group-wide project that was
initiated to assist the group to become, where
required, fully compliant with Section 404 of the
Sarbanes-Oxley Act by 2007, has progressed well.
A business ethics management process has
been rolled out to the major subsidiary level,
to ensure alignment with the overall group
code of business ethics. Orientation programmes
have been developed for new members of
the board and the audit and risk management
committee.
The risk management process in respect of
major subsidiaries such as Media24 has been
revised, in line with the group’s overall risk
management approach. Whistle-blowing
facilities have been rolled out by some major
subsidiaries and are being implemented in
others. Planning of and reporting on the group’s
corporate social investments are under review.

Naspers Limited Annual Report 2006

For the ensuing ﬁnancial year, Naspers will
continue group-wide compliance testing to
meet Sarbanes-Oxley Section 404 requirements
by March 2007. Group companies will take the
business ethics management process further to
ensure that the required supporting policies and
procedures are in place.
STATEMENT OF COMPLIANCE
The Listings Requirements of the JSE require
that JSE-listed companies report on the extent
to which they comply with the principles set
out in King II. The board, to the best of its
knowledge and belief, is of the opinion that
throughout the accounting period under review,
the company has applied the principles of
King II.
Naspers has also reviewed the governance
requirements currently applicable to foreign
private issuers under the Sarbanes-Oxley Act,
the rules and regulations of the SEC, as well as
the NASDAQ’s requirements, and is satisﬁed
that it complies in all material respects with
these regulations.
While the board believes that the company’s
level of compliance with the governance
requirements of the JSE, SEC and NASDAQ is
sufﬁcient, it recognises that practices and
procedures can always be improved, and
therefore reviews progress annually.
THE BOARD
Composition
The details of directors at 31 March 2006 are
set out on pages 60 and 61 of this annual report.
Naspers has a unitary board structure, which
fulﬁls both an oversight and controlling
function. The board has a charter evidencing a
clear division of responsibilities. The majority of
board members are non-executive directors,
who are independent of management, to ensure
that no one individual has unfettered powers of
decision-making and authority. This ensures
that shareholder interests are protected.
In addition, to ensure a clearly-deﬁned
division of responsibilities, the roles of chair and
managing director are separate. As at 31 March
2006 the board comprised nine independent
non-executive directors, two executive directors
and one non-executive director, as deﬁned
under the listing requirements of the JSE and
NASDAQ. Five directors (42%) are from
previously disadvantaged groups and two
directors (17%) are female. These ﬁgures are
well above average for JSE-listed companies.
The chair
The chair, Ton Vosloo, is an independent, non-
executive director. He provides guidance to
the board as a whole and ensures that the
board is efﬁcient, focused and operates as a
unit. He acts as facilitator at board meetings
to ensure a ﬂow of opinions and attempts to
lead discussions to optimal outcomes in the
interests of good governance. He represents
the board in external communications in
consultation with the managing director and
the ﬁnancial director.
The managing director
The managing director, Koos Bekker, reports
to the board and is responsible for the day-

corporate governance overview continued)

to-day business of the group and the
implementation of policies and strategies
approved by the board. Chief executives of the
various businesses assist him in this task. Board
authority conferred on management is
delegated through the managing director, in
accordance with approved authority levels.
Appointments to the board
The board has adopted a policy on the procedures
for the appointment and orientation of directors.
The human resources and nomination committee
periodically assesses the skills represented on
the board by the non-executive directors and
determines whether those skills meet the
company’s needs. Directors are invited to assist
with the identiﬁcation and nomination of
potential candidates. The members of the human
resources and nomination committee, who are
all independent, propose suitable candidates for
consideration by the board. A “ﬁt and proper”
evaluation is performed for each candidate identiﬁed.
Retirement and re-election of directors
All non-executive directors are subject to
retirement and re-election by shareholders every
three years. In addition, all non-executive directors
are subject to election by shareholders at the ﬁrst
opportunity in the case of an interim
appointment. The names of non-executive
directors submitted for election or re-election are
accompanied by brief biographical details (refer to
pages 60 and 61 of this annual report) to enable
shareholders to make an informed decision on
their election. The re-appointment of non-
executive directors is not automatic.
Orientation and development
There is an induction programme for new
members of the board and of key committees,
speciﬁcally tailored to the needs of the
individual appointees. The programme involves
industry and company-speciﬁc orientation,
including visits to major group businesses and
meetings with senior management as
appropriate, to facilitate an understanding of
operations. Board members are also exposed to
the main markets in which the group operates.
The company secretary assists the chair with
the induction and orientation of directors,
including arranging speciﬁc training, if required.
The company is committed to continuing
director development to assist directors to build
on their expertise and develop an understanding
of the businesses and the main markets in which
the group operates.
Conﬂicts of interest
Naspers has adopted a formal code that deals
with the management of potential conﬂicts of
interest to ensure that candidate directors, as well
as existing directors, are free of conﬂicts of
interest between the obligations they have to the
company and their private interests. Any interest
in contracts with the company must be formally
disclosed and documented.
Independent advice
Individual directors may, after consulting with the
chair or the managing director, seek independent
professional advice, at the expense of the
company, on any matter connected with the
discharge of their responsibilities as directors.

Naspers Limited Annual Report 2006

Role and function of the board
The board has adopted a charter setting out its
responsibilities. Among other obligations, it:
♦
determines the company’s mission, provides
strategic direction to the company and is
responsible for the adoption of strategic
plans and the implementation of values that
support this
♦
approves the annual business plan and
budget drafted by management
♦
retains full and effective control over the
company and monitors management on the
implementation of the approved annual
budget and business plan
♦
appoints the managing director, who reports
to the board, and ensures that succession is
planned
♦
approves the company’s ﬁnancial
statements, interim and provisional reports,
as well as the Form 20-F ﬁling required by
the SEC, and is responsible for their integrity
and presentation
♦
evaluates the viability of the company and
the group on a going-concern basis
♦
determines the company’s communication
policy
♦
determines director selection, orientation
and evaluation
♦
ensures that the company has appropriate
risk management, internal control and
regulatory compliance procedures in place
and that it communicates adequately with
shareholders and other stakeholders
♦
establishes board subcommittees with clear
terms of reference and responsibilities as
appropriate
♦
deﬁnes levels of authority for speciﬁc
matters, and delegates required authority to
board subcommittees and management
♦
monitors non-ﬁnancial aspects pertaining to
the business of the company
♦
considers and, if appropriate, declares the
payment of dividends to shareholders
♦
regularly evaluates performance and
effectiveness of the board and its
subcommittees.
Board meetings and attendance
The board meets regularly, at least every
quarter, as well as when circumstances require.
The executive committee will attend to urgent
matters that cannot await the next meeting, as
delegated by the board. The board held ﬁve
meetings during the past ﬁnancial year. The
company secretary acts as secretary to the
board and its subcommittees and attends all
meetings. Details of attendance at the meetings
are provided in the table on page 62 of this
annual report.
BOARD COMMITTEES
While the board remains accountable and
responsible for the performance and affairs of
the company, it delegates to management
and board subcommittees certain functions
to assist it to properly discharge its duties.
Appropriate structures for those delegations
are in place, accompanied by monitoring and
reporting systems. During the past ﬁnancial
year the board dissolved the specialist budget
committee, and set aside a full day for the
board as a whole to review the annual
business plan and budget of the group.

corporate governance overview
(continued)

Each subcommittee acts within agreed, written
terms of reference. The chair of each
subcommittee reports at each scheduled meeting
of the board and minutes of subcommittee
meetings are provided to the board.
The chair of each subcommittee is a non-
executive director and is required to attend
annual general meetings to answer questions
raised by shareholders. The established board
subcommittees are as follows:
Executive committee
This committee comprises a majority of non-
executive directors, one being the chair of the
board, who also serves as the chair of the
executive committee, and two executive directors.
The executive committee acts on behalf of the
board with regard to the management of urgent
issues when the board is not in session, subject to
statutory limits and the board’s limitations on
delegation. This committee met once during the
past ﬁnancial year. All other matters put to the
committee were dealt with on a round-robin
basis.
Audit and risk management committee
The members of this committee are all
independent. Both Boetie van Zyl and Adv Fran
du Plessis fulﬁl the requirements of a ﬁnancial
expert as deﬁned in the NASDAQ and SEC
regulations. Boetie van Zyl was the chair of the
committee for the past ﬁnancial year. All
members are ﬁnancially literate, with the
majority of the committee members possessing
substantial business and ﬁnancial expertise.
After a self-assessment of the key competencies
required for the effective functioning of the
committee was performed, Ton Vosloo was
appointed as an additional member of the
committee.
The committee held four meetings during the
past ﬁnancial year. Details of attendance of the
members of this subcommittee are provided in
the table on page 63 of this annual report.
Both the internal and the external auditors
have unrestricted access to the committee. The
external auditors may also report their ﬁndings to
the committee with members of executive
management not in attendance.
The managing director and the ﬁnancial
director attend the audit and risk management
committee meetings by invitation.
The scope of this committee includes risk
management, as well as compliance with the JSE,
NASDAQ and SEC requirements. Among others,
the main responsibilities of the audit and risk
management committee are to:
♦
review and recommend to the board for
approval the company’s annual reports, interim
and provisional reports, as well as the Form
20-F ﬁling required by the SEC
♦
receive the external auditors’ reports
♦
review and make recommendations to the
board relating to the viability of the companies
concerned and the group itself on a going-
concern basis
♦
evaluate and approve the external auditors’
plans, ﬁndings and reports
♦
evaluate the effectiveness of the internal
auditing function, including its activities, scope,
adequacy and costs, and approve the annual
internal audit plan and any material changes
thereto

Naspers Limited Annual Report 2006

♦
evaluate procedures and systems (including,
without limitation, internal controls,
disclosure controls and procedures and
information systems) introduced by
management
♦
review and approve the activities, scope,
adequacy and effectiveness of the company’s
risk management and regulatory associated
procedures
♦
evaluate legal matters that may affect the
ﬁnancial statements
♦
establish procedures for the treatment of
complaints received by the company
regarding accounting, internal control or
auditing matters
♦
determine the principles for the use of the
external auditors for non-audit services
♦
evaluate the effectiveness of the committee.
Human resources and nomination
committee
This committee, chaired by Ton Vosloo, now
comprises only non-executive directors. Two
executive directors, Koos Bekker and
Steve Pacak, are ex ofﬁcio members. This
committee met ﬁve times during the ﬁnancial
year. Details of attendance of the members of
this subcommittee are provided in the table on
page 63 of this annual report.
Among others, the main responsibilities of
the human resources and nominations
committee are to:
♦
determine the company’s general policy on
remuneration
♦
annually review and approve remuneration
packages of executive directors, including
bonus incentive schemes and increases
♦
annually appraise the performance of the
managing director
♦
regularly review the company’s code of
business ethics and the effectiveness of the
business ethics management programme
♦
annually review the general level of
remuneration for directors of the board, as
well as its committees, and recommend
proposals to the board for ﬁnal approval by
shareholders in general meeting
♦
fulﬁl delegated responsibilities in respect of
the Naspers share schemes
♦
approve appointments and promotions of
top executives
♦
annually review the effectiveness of the
corporate governance guidelines and charter
of the board
♦
evaluate cases of unethical business
behaviour by senior managers and executives
of the company
♦
make recommendations to the board on the
structure, size and composition of the board
♦
evaluate the performance of the board,
subcommittees of the board, directors and
the chair
♦
review employment equity and skills
development plans
♦
make recommendations to the board on the
appointment of new directors.
Discharge of responsibilities
The board has determined that all the
subcommittees discharged their responsibilities
for the year under review in compliance with
their terms of reference.

corporate governance overview
(continued)

THE COMPANY SECRETARY
The company secretary is responsible for
providing the board with guidance on the
discharge of their responsibilities in terms of the
legislation and regulatory requirements of the
relevant jurisdictions.
The directors have unlimited access to the
advice and services of the company secretary.The
company secretary plays an active role in the
company’s corporate governance and business
ethics management process, and ensures that in
accordance with the pertinent laws, the
proceedings and affairs of the board, the company
itself and, where appropriate, shareholders are
properly administered. He is also the company’s
public ofﬁcer, compliance ofﬁcer and delegated
information ofﬁcer. The company secretary
monitors directors’ dealings in securities and
ensures adherence to closed periods for share
trading.
RISK MANAGEMENT
As an international multimedia group with
business activities in various countries, the group
is exposed to a wide range of risks, which may
have serious consequences.
However, the diversiﬁed nature of the group
helps to spread the risk. The identiﬁcation of risks
and their management form part of each business
unit’s business plan. These are assessed by the
board annually.
Major group companies have speciﬁc risk
management functions. The audit and risk
management committee also reviews the risk
management process. At present the following
major risks are evident, among a wide range of
related exposures:
♦
Global political and market developments
The Naspers group operates in the media and
entertainment industry worldwide and is listed on
the JSE with its secondary listing on NASDAQ. It
is consequently sensitive to any global political
and other events that may inﬂuence the global
economy or share prices.
♦
Competition and technical innovations
The group operates in ﬁercely competitive and
sometimes maturing markets. Technology forms
an integral part of its operations. The group
devotes signiﬁcant resources to analyse emerging
trends in technology and consumer demand, and
to the development of new products and services,
but it may be mistaken in its analyses or its
projects may misﬁre.
♦
Currency ﬂuctuations
The group reports in South African rand, the
exchange rate of which may vary relative to other
currencies. In addition, in several markets the
group has substantial input costs in foreign
currencies. The movements of these currencies
could have a negative or positive impact on our
operating expenses. Unrealised currency
translation gains or losses may distort the group’s
ﬁnancial accounts. The group has a policy to
hedge only some of its foreign currency positions.
♦
Legislation and regulations
The media industry is, in general, subject to
government regulation in most countries. Failure

Naspers Limited Annual Report 2006

or delays in obtaining or renewing regulatory
approvals could inﬂuence the availability of our
services to our customers. The Naspers group
aims to comply with applicable laws and
regulations. To achieve this, the group
cooperates and consults with the various
regulators in the countries in which it operates.
Furthermore, the group participates in the
regulatory processes in the various territories,
sometimes in conjunction with partners that
are local experts.
♦
Political and economic instability
Political instability in any of the countries in
which the group operates could cause us
damage. The group undertakes an initial risk
assessment before entering new territories and
monitors current risks in countries in which we
are active.
♦
Technology failures
Satellite failure: most of the group’s pay-
television services are delivered to subscribers
via satellite transmission. Satellites are subject
to damage or destruction, which may disrupt
the transmission of our services. Some
procedures are implemented to secure the
availability of our services, ranging from back-
up capacity in some cases to built-in
redundancy. The cost of these measures are
considered against the impact and likelihood of
the risk occurring and consequently, in some
cases, satellites remain unprotected or only
partially protected.
Printing facilities: damage or malfunction in
the printing environment would disrupt
circulation of print media and decrease the
revenue of the printing business. This risk is only
partially mitigated by insurance cover.
INTERNAL CONTROL SYSTEMS
Internal control systems provide management
and the board with comfort regarding the
ﬁnancial position of the company, safeguarding
assets (including information) and compliance
with regulatory requirements. Risk managers
and the internal auditors monitor the
functioning of the internal control systems and
make recommendations to management and
to the audit and risk management committee.
External auditors consider elements of the
internal control systems as part of their audit
and communicate deﬁciencies when identiﬁed.
All internal control systems do, however,
have shortcomings, including the possibility of
human error and the evasion or ﬂouting of
control measures. Even the best internal
control system may provide only partial
assurance. The group’s internal controls and
systems are designed to provide reasonable,
and not absolute, assurance as to the integrity
and reliability of the ﬁnancial statements; to
safeguard, verify and maintain accountability
of its assets; and to detect fraud, potential
liability, loss and material misstatement, while
complying with applicable laws and
regulations.
The board expects that compliance with
Sarbanes-Oxley Section 404 will further
strengthen the internal control environment.
An external whistle-blower hotline has also

corporate governance overview
(continued)

been established in some group companies and
is being rolled out in others.
The group evaluated its internal control
systems as at 31 March 2006 with regard to
ﬁnancial reporting and safeguarding of assets
against unauthorised purchases, use or sales.
During the period under review, the internal
control system revealed no shortcomings
which led to a material loss that should be
reﬂected in the ﬁnancial statements or the
external auditors’ report.
INTERNAL AUDIT
The internal audit function is an independent
appraisal mechanism, which evaluates the group’s
procedures and systems (including internal
controls, disclosure procedures and information
systems), ensuring that these are functioning
effectively. During the past year the focus was on
evaluating and, where necessary, strengthening
the internal audit function through recruitment
and by outsourcing to an auditing company.
RELATIONS WITH
SHAREHOLDERS
The company maintains a dialogue with its key
ﬁnancial audiences, especially institutional
shareholders and analysts. The investor relations
unit manages interaction with these audiences
and presentations take place at the time of
publishing interim and ﬁnal results.
The company’s website (www.naspers.com)
provides the latest and historical ﬁnancial and
other information, including the ﬁnancial reports.
The board encourages shareholders to attend
its annual general meeting, notice of which is
contained in this annual report, where
shareholders will have the opportunity to put
questions to the board, including to the chairs of
the various board subcommittees.
BUSINESS ETHICS
In support of the requirements of King II, the
company has formalised its business ethics
management process within the group. The ﬁrst
phase, to establish an overall group code of
business ethics compliant with JSE, NASDAQ
and SEC requirements, was ﬁnalised during the
2004/2005 ﬁnancial year. This code applies to
all directors, ofﬁcers and employees in the
group. The current phase of ensuring that group
companies adopt this process in their own
companies, to ensure alignment with the overall
code and to establish supporting policies and
procedures, is in progress.
The human resources and nomination
committee acts as the overall custodian of the
business ethics management process and
monitors compliance with the group’s code of
business ethics. The group companies’ disciplinary
codes and procedures are being used to ensure
compliance with the underlying policies and
practices, which underpin the overall code of
business ethics.
Naspers is committed to conduct its business
with integrity. This commitment, which is
endorsed by the board, is captured in our integrity
chain, which expresses the guiding principles that
bind us to one another and to our stakeholders.
The group expects all directors, ofﬁcers and
employees to share its commitment to business
ethics and legal standards.

Naspers Limited Annual Report 2006

REMUNERATION PHILOSOPHY
The remuneration policy and its execution is
the responsibility of the human resources and
nomination committee.
Non-executive directors qualify for an annual
fee as opposed to a fee per meeting. This
recognises the ongoing nature of the demands
on directors, as well as the increased
responsibility expected from them. This fee is
augmented by remuneration for services on any
of the subcommittees of the board. A 100%
premium is payable to the chair of the board, as
well as to the chairs of the subcommittees.
The fees in question are reviewed annually,
based on an independent survey of major JSE-
listed companies, as well as a sample of
companies that have a dual listing on the JSE
and an overseas securities exchange. Non-
executive directors do not qualify for
participation in the group’s share-based
incentive schemes.
As regards remuneration of executives, the
group aims to attract and retain competent and
committed leaders in its drive to create
shareholder value. We aim to recognise top
performance and to utilise the opportunity to
attract entrepreneurs to further expand the
group.
The remuneration philosophy for executives
strives to meet this objective. Accordingly, the
focus of the policy is not primarily on the
guaranteed annual remuneration package, but
on individual non-guaranteed incentive plans
linked to the creation of shareholder value.
Guaranteed remuneration packages are
monitored and compared with reported annual
remuneration for comparable positions in the
relevant economy. Executives have an annual
bonus scheme, provided that strategic and
operational objects are met or surpassed.
As a long-term incentive, executives
participate in share-based incentive schemes in
respect of Naspers N shares and, in appropriate
instances, shares or stock appreciation rights in
their respective subsidiaries. These awards
normally vest over a period of four or ﬁve years.
The fees for non-executive directors for the
past year, as well as the remuneration packages
of executive directors, are disclosed on pages 114
and 115 of this annual report.
SUBSIDIARIES
Independent boards of directors, all of which
have established their own governance practices
and subcommittees that comply in the main
and as appropriate to the companies with the
JSE, SEC and NASDAQ requirements, govern
Naspers’s major subsidiaries.

directorate

Ton Vosloo
Ton Vosloo became managing
director of Naspers Limited in 1984, serving as executive chairman from 1992 to 1997. Mr Vosloo served as a journalist from 1956 to 1983 and as editor of Beeld from 1977 to 1983. Mr Vosloo is chairman of Media24, MIH BV and MIH Holdings and independent non-executive chairman of the board of Naspers, a position he has held since 1997. He is a former chairman of Sanlam.
Koos Bekker
Koos Bekker led the founding team
of M-Net in 1985, serving as chief
executive of the MIH group until
1997. He was also a founding director
of MTN and MWEB. He is currently a
director of Media24, MIH BV, MIH
Holdings, SuperSport International,
M-Net and other companies within
the wider group. He also serves on
the Local Organising Committee for
the Soccer World Cup 2010, and on
the International Marketing Council.
He has been chief executive of
Naspers since 1997.
Rachel Jafta
Rachel Jafta joined the Naspers group as a director in 2003. She is an associate professor in economics at Stellenbosch University, a member of the South African Economic Society and a founding member and director of Econex. Prof Jafta is the chair of the Helen Suzman Foundation and a board member of the South African Institute of Race Relations. She is a member of the audit and risk management committees of Naspers and Media24.
Steve Pacak
Steve Pacak is the chief ﬁnancial ofﬁcer of the Naspers group. He joined the MIH group as chief ﬁnancial ofﬁ cer of M-Net in 1988 and was chief executive of M-Cell Limited from 1995 to 1998. He is a director of MIH BV, MIH Holdings, SuperSport International, M-Net and other companies within the wider group. He was appointed an executive director of Naspers in 1998.
Fred Phaswana
Fred Phaswana joined the Naspers group as a director in 2003. He is chairman of Transnet, Ethos and Anglo American South Africa, and a
director of Anglo American plc. He is also chairman of the University of Cape Town Graduate School of Business Board of Advisors and
chairman of the SA Institute of
International Affairs.
Ben van der Ross
Ben van der Ross joined the Naspers
group as director in 1999. Mr Van der
Ross is the chairman of Bonatla
Property Holdings and a member of
the boards of Momentum, FirstRand
and Pick ’n Pay Stores Limited. He is
the former chief executive of Business
South Africa. He is chairman of
Naspers’s Welkom Trust share
scheme.

Naspers Limited Annual Report 2006

Jakes Gerwel
Jakes Gerwel joined the Naspers group as a director in 1999. He is a former director-general in the ofﬁce of president Nelson Mandela, secretary to the cabinet and rector of the University of the Western Cape. Prof Gerwel is chancellor of Rhodes University and chairman of Brimstone Investment Corporation, South African Airways and Educor. He is also a director of Distell and Media24, and is a member of the executive and the human resources and nomination committees of Media24 as well as those of Naspers.
Boetie van Zyl
Boetie van Zyl joined the Naspers
group as a director in 1988. Mr Van Zyl is a member of the boards of MIH Holdings, MIH BV, Media24, Sanlam and Murray & Roberts and a trustee of Peace Parks in South Africa. He is chair of the Media24 and Naspers audit and risk management committees, a member of the audit and risk management committee of MIH and a member of the human resources and nomination committees of Media24 and Naspers.
Francine-Ann du Plessis
Francine-Ann du Plessis joined the Naspers group as a director in 2003. She is a director of Loubser du Plessis Inc., a ﬁrm of chartered accountants in Stellenbosch, the Industrial
Development Corporation (IDC) of South Africa, the KWV group, Sanlam and Findevco. Adv Du Plessis is also a member of the audit and risk management committees of Naspers and Media24.
Neil van Heerden
Neil van Heerden joined the Naspers board in 1996. Mr Van Heerden is a trustee of the University of the Western Cape, former executive director of the South Africa Foundation (now Business Leadership), councillor of Business Unity South Africa and a member of the boards of
BMW (SA) and various other
companies.
Hein Willemse
Hein Willemse joined the Naspers
group as director in August 2002.
Prof Willemse is a member of the
boards or a trustee of various
organisations and community bodies, including Naspers’s Welkom Trust share scheme. He is head of the Department of Afrikaans at the University of Pretoria.
Lourens Jonker
Lourens Jonker joined the Naspers
board in 1996. Mr Jonker is the owner
of Weltevrede Wine Estate near
Bonnievale in South Africa, and is a
director of Absa. He is a former
chairman of the KWV group.

BOARD
Date ﬁrst appointed
in current position
Date last appointed
Five board meetings
were held during
the year.
Attendance:
Category
T Vosloo
6 October 1997
29 August 2003
5
Independent,
non-executive
J P Bekker
6 October 1997
30 August 2002
5
Executive
E Botha¹
7 October 1988
30 August 2002
3
Independent,
non-executive
F du Plessis
23 October 2003
3 September 2004
5
Independent,
non-executive
G J Gerwel
12 July 1999
3 September 2004
3
Independent,
non-executive
R C C Jafta
23 October 2003
3 September 2004
5
Independent,
non-executive
L N Jonker
7 June 1996
3 September 2004
4
Independent,
non-executive
S J Z Pacak
24 April 1998
24 April 1998
5
Executive
F T M Phaswana
23 October 2003
3 September 2004
5
Independent,
non-executive
B J van der Ross
12 February 1999
26 August 2005
5
Independent,
non-executive
N P van Heerden
7 June 1996
3 September 2004
5
Independent,
non-executive
J J M van Zyl
1 January 1988
26 August 2005
5
Independent,
non-executive
H S S Willemse
30 August 2002
26 August 2005
5
Non-executive
Note:
1. Prof Botha retired on 26 August 2005 on reaching the compulsory retirement age for directors.
directorate
(continued)

Naspers Limited Annual Report 2006

COMMITTEES
Executive
committee
Audit and risk
management
committee
Human resources
and nomination
committee
Category
One meeting
held during
the year.
Other
decisions by
round-robin.
Attendance:
Four
meetings
were held
during the
year.
Attendance:
Five meetings
were held
during the
year.
Attendance:
T Vosloo
1
1¹
5
Independent,
non-
executive
J P Bekker
1
4
2
5³
Executive
F du Plessis
4
Independent,
non-
executive
G J Gerwel
1
4
Independent,
non-
executive
R C C Jafta
4
Independent,
non-
executive
L N Jonker
Independent,
non-
executive
S J Z Pacak
1
4
2
5³
Executive
B J van der Ross
Independent,
non-
executive
N P van Heerden
Independent,
non-
executive
J J M van Zyl
1
4
5
Independent,
non-
executive
Notes:
1. Mr Vosloo became a member of the audit and risk management committee on 25 November 2005.
2. Attended by invitation.
3. Attended all meetings ex ofﬁcio.

administration and corporate information
for the year ended 31 March 2006
SECRETARY
G M Coetzee
40 Heerengracht
Cape Town
8001
Tel: +27 (0) 21 406 2041
Fax: +27 (0) 21 406 3753
REGISTERED OFFICE
40 Heerengracht
Cape Town
8001
REGISTRATION NUMBER
1925/001431/06
AUDITORS
PricewaterhouseCoopers Inc.
TRANSFER SECRETARIES
Link Market Services South Africa
(Proprietary) Limited
(Registration number: 2000/007239/07)
PO Box 4844, Johannesburg 2000
ADR PROGRAMME
The Bank of New York maintains a Global
BuyDIRECT™ plan for Naspers Limited.
For additional information, please visit
The Bank of New York’s web site at
www.globalbuydirect.com
or call Shareholder Relations at 1-888-BNY-ADRS
or 1-800-345-1612 or write to:
The Bank of New York
Shareholder Relations Department –
GlobalBuyDIRECT™
Church Street Station
PO Box 11258, New York, NY 10286-1258, USA
SPONSOR
Investec Bank Limited
(Registration number: 1969/004763/06)
PO Box 785700, Sandton 2146
ATTORNEYS
Jan S de Villiers
PO Box 1474, Cape Town 8000
www.naspers.com

Naspers Limited Annual Report 2006

ANALYSIS OF SHAREHOLDERS
Size of holdings
Number of shareholders
Number of shares owned
1 – 100 shares 27 648 639 142
101 – 1 000 shares 11 279 4 485 575
1 001 – 5 000 shares 2 872 6 097 756
5 001 – 10 000 shares 460 3 344 773
More than 10 000 shares 1 210 300 546 454
Geographical distribution of shares held by institutional shareholders
%
South Africa 69,4
North America 21,8
United Kingdom 6,9
Rest of Europe 1,4
Asia Pacific/Middle East 0,5
The following shareholders hold more than 5% of the issued share capital of the company:
Name
Number of shares owned
Coronation Fund Managers (Proprietary) Limited 35 908 938
Old Mutual Asset Managers (OMAM) 29 432 031
Allan Gray Limited 18 026 961
RMB Asset Management (Proprietary) Limited 17 196 646
Investec Asset Management (Proprietary) Limited 16 848 833
Public shareholder spread
To the best knowledge of the directors, the spread of public shareholders in terms of paragraph 4.25 of the JSE Limited’s Listings Requirements at 31 March 2006 was 90,5%, represented by 43 449 shareholders holding 284 548 069 N ordinary shares in the company.
The non-public shareholders of the company comprising 20 shareholders representing 30 565 631
N ordinary shares are analysed as follows:
Category
Number of shares
% of issued share capital
Directors 6 643 104 2,1
Share trusts 19 127 848 6,0
Associates 4 794 679 1,5
SHAREHOLDERS’ DIARY
Annual general meeting
August
Reports
Interim for half-year to September
November
Announcement of annual results June
Annual financial statements August
Dividend
Declaration
August
Payment September
Financial year-end
March
analysis of shareholders and shareholders’ diary

consolidated and company annual ﬁnancial statements
for the year ended 31 March 2006
Page
INDEX
67
Statement of responsibility by the board of directors
67
Certiﬁcate by the company secretary
68
Independent auditors’ report
69
Directors’ report to shareholders
72
Consolidated balance sheets
73
Consolidated income statements
74
Consolidated statements of changes in shareholders’ equity
76
Consolidated cash ﬂow statements
77
Notes to the consolidated annual ﬁnancial statements
168
Company balance sheets
169
Company income statements
170
Company statements of changes in shareholders’ equity
171
Company cash ﬂow statements
172
Notes to the company annual ﬁnancial statements

Naspers Limited Annual Report 2006

The annual ﬁnancial statements of the group and the
company are the responsibility of the directors of Naspers Limited. In discharging this responsibility, they rely on the management of the group to prepare the annual ﬁnancial statements presented on pages 69 to 180 in accordance with International Financial Reporting Standards and the South African Companies Act. As such, the annual ﬁnancial statements include amounts based on judgements and
estimates made by management. The information given is comprehensive and presented in a responsible manner.

The directors accept responsibility for the preparation,
integrity and fair presentation of the annual ﬁnancial
statements and are satisﬁed that the systems and internal ﬁnancial controls implemented by management are effective.

The directors believe that the company and group have adequate resources to continue operations as a going concern in the foreseeable future, based on forecasts and available cash resources. The ﬁnancial statements support the viability of the company and the group.

The independent auditing ﬁrm PricewaterhouseCoopers
Inc., which was given unrestricted access to all ﬁnancial
records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board, has audited the annual ﬁnancial statements. The directors believe that all representations made to the independent auditors during their audit were valid and appropriate. PricewaterhouseCoopers Inc.’s audit report is presented on page 68.

The annual ﬁnancial statements were approved by the board of directors on 23 June 2006 and are signed on its behalf by:
T Vosloo
Chairman
J P Bekker
Managing director
statement of responsibility by the board of directors
for the year ended 31 March 2006
certiﬁcate by the company secretary
I, George Meiring Coetzee, being the company secretary of Naspers Limited, certify that the company has, for the year under review, lodged all returns required of a public company with the Registrar of Companies, and that all such returns are, to the best of my knowledge and belief, true, correct and up to date.
G M Coetzee
Company secretary
23 June 2006

We have audited the annual ﬁnancial statements and
group annual ﬁnancial statements of Naspers Limited
set out on pages 69 to 180 for the year ended 31 March 2006. These ﬁnancial statements are the responsibility of the company’s directors. Our responsibility is to express an opinion on these ﬁnancial statements based on our audit.

We conducted our audit in accordance with
International Standards on Auditing. These Standards
require that we plan and perform the audit to obtain
reasonable assurance about whether the ﬁnancial
statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the
ﬁnancial statements. An audit also includes assessing the accounting principles used and signiﬁcant estimates made by management, as well as evaluating the overall ﬁnancial statement presentation.
We believe that our audit provides a reasonable basis
for our opinion.

In our opinion, the ﬁnancial statements present
fairly, in all material respects, the ﬁnancial position of
the company and of the group at 31 March 2006, and
the results of their operations and cash ﬂows for the
year then ended in accordance with International
Financial Reporting Standards and in the manner
required by the Companies Act of South Africa.
PricewaterhouseCoopers Inc.
Registered Auditor
23 June 2006
Cape Town, South Africa
independent auditors’ report
to the members of Naspers Limited

Naspers Limited Annual Report 2006

directors’ report to shareholders
for the year ended 31 March 2006
The directors present their annual report, which forms
part of the audited annual ﬁnancial statements of
the company and the group for the year ended
31 March 2006.
NATURE OF BUSINESS
Naspers Limited was incorporated in 1915 under the
laws of the Republic of South Africa. The principal
activities of Naspers and its operating subsidiaries,
joint ventures and associated companies (collectively,
“the group”) are the operation of pay-television,
internet and instant messaging subscriber platforms
and the provision of related technologies, the
publishing, distribution and printing of magazines,
newspapers and books, and the provision of private
education services. These activities are conducted
primarily in South Africa, sub-Saharan Africa, Greece,
Cyprus, Thailand, China, the Netherlands and the
United States of America.
OPERATING REVIEW
The Naspers group continues to beneﬁt from past
investments coming to fruition and a positive macro-
environment in many of its key markets.These primary
factors have resulted in top-line revenues growing
16% to R15,7 billion.
After four years of rapid earnings and cash ﬂow
growth, some strategic investments are required in the
year ahead to deliver growth in ensuing years. We are
targeting, in particular, broadband services in China
and North America, and digital video broadcast-
handheld (“DVB-H”) in Africa. We plan this in the
knowledge that such investments will reduce short-
term earnings and cash ﬂow growth. In addition, we
will invest in the further development of existing
businesses and expand into new markets and
opportunities.
In recent years, the group has experienced strong
macro-economic growth in our key markets. Over the
past few years, economic management of the South
African and Chinese economies has been particularly
impressive. Future growth will be reliant on continued
economic expansion in our markets, which is
uncertain.
Geographically the group is particularly focused on
the BRICSA countries (Brazil, Russia, India, China, South
and sub-Saharan Africa), which we believe present
above-average growth opportunities. To date, we have
been successful in establishing a presence in Africa and
China, where the performance of Tencent in particular
is robust. Subsequent to year-end, we acquired a 30%
equity stake in a leading Brazilian media company,
Abril S.A., for a cash consideration of $422 million. This
creates a signiﬁcant presence in the expanding
Brazilian media market. We also established a presence
in Russia and India, and are pursuing opportunities in
these and other markets.
As mentioned before, the group plans to step up
investment in broadband and mobile technologies and
services. Both represent opportunities for delivering
media content in new formats. The DVB-H standard
is currently being trialed in numerous countries
worldwide.
FINANCIAL REVIEW
Group revenues grew by 16% to R15,7 billion. This
growth came largely from net growth in pay-television
subscribers of 163 000 and an increase in advertising
revenues of 22%.
Operating proﬁt improved by 22% to R3 billion,
with aggregate operating margins at 19%.
The net ﬁnance cost of R11 million includes net
interest income of R181 million earned on cash held in
the group, an imputed interest cost on ﬁnance leases –
mostly for satellite capacity – of R177 million,
unrealised foreign exchange losses of R22 million on
foreign denominated ﬁnance leases and fair value
adjustments on foreign exchange contracts and other
derivatives, which reﬂect a net gain of R7 million.
The group’s share of earnings from its equity-
accounted associates, including the investment in
Tencent, increased to R151 million.

directors’ report to shareholders
(continued)
The taxation charge of R935 million is substantially
higher than last year, partly a function of the increased
proﬁtability of the group and partly a result of the
creation of deferred tax assets last year of
R470 million, which had the effect of reducing the net
tax charge.
An accounting proﬁt of some R1 billion was
recorded on the sale of our interest in UBC and is
reﬂected as a proﬁt arising on the discontinuance of
operations.
Last year we reported headline earnings of
R2 024 million and indicated to shareholders that this
ﬁgure was artiﬁcially boosted by the creation of
deferred tax assets of R470 million and fair value
adjustments relating to foreign exchange contracts of
R360 million. As expected, both items did not recur to
this extent in the current year. As a consequence,
headline earnings for this year reﬂects a modest
growth of 6% to R2 146 million.
A segmental analysis reﬂecting the revenues and
results per individual business segment appears in note
35 to the consolidated annual ﬁnancial statements.
SHARE CAPITAL
The authorised share capital at 31 March 2006 was:
1 250 000 Class A ordinary shares of R20 each, and
500 000 000 Class N ordinary shares of 2 cents each.
Naspers issued no new Class A ordinary shares
during the 31 March 2006 ﬁnancial year. A total of
565 000 Class N ordinary shares were issued to the
MIH (BVI) Share Incentive Trust.
The issued share capital at 31 March 2006 was:

712 131 Class A ordinary shares
of R20 each
R14 242 620

315 113 700 Class N ordinary shares
of 2 cents each
R6 302 274
PROPERTY, PLANT AND EQUIPMENT
At 31 March 2006 the group’s investment in property,
plant and equipment amounted to R3 689 million,
compared with R3 445 million last year. Details are
reﬂected in note 5 of the consolidated annual ﬁnancial
statements.
Capital commitments at 31 March 2006 amounted
to R445 million (2005: R447 million). Further capital
expenditure to the amount of R335 million has been
approved by the boards of directors of the various
group companies, but has not been contracted for as
of 31 March 2006.
DIVIDENDS
The board recommends that a dividend of
120 cents per Class N ordinary share be declared
(2005: 70 cents) and 24 cents per Class A ordinary
share (2005: 14 cents).
GROUP
Naspers Limited is not a subsidiary of any other
company. The name, country of incorporation and
effective ﬁnancial percentage interest of the holding
company in each of the Naspers group’s principal
subsidiaries are disclosed in note 8 to the consolidated
annual ﬁnancial statements. All subsidiaries, signiﬁcant
associated companies and joint ventures share the
same ﬁnancial year-end as the holding company,
except for Tencent Holdings Limited, which has a
31 December year-end. The holding company’s interest
in the aggregate amount of proﬁt after tax earned by
subsidiaries totalled R1 985 million (2005: R2 283
million) and its interest in the aggregate losses after
tax amounted to R0,7 million (2005: Rnil).
Details relating to signiﬁcant acquisitions and
divestitures in the group are highlighted in note 4 to
the consolidated annual ﬁnancial statements.

directors’ report to shareholders
(continued)
Naspers Limited Annual Report 2006
71
DIRECTORS, SECRETARY AND
AUDITORS
The directors’ names and business are presented on
pages 60 and 61 and the secretary’s name and business
and postal address are presented on page 64 of the
annual report. Directors’ shareholdings in the issued
share capital of the company are disclosed in note 14
to the consolidated annual ﬁnancial statements.
PricewaterhouseCoopers Inc. will continue in ofﬁce
as auditors in accordance with section 270(2) of the
South African Companies Act, 1973.
BORROWINGS
The company has unlimited borrowing powers in
terms of its articles of association.
SUBSEQUENT EVENTS
Subsequent to 31 March 2006, Naspers acquired,
through its offshore subsidiary MIH B.V., a 30% stake
in leading Brazilian media company Abril S.A. (“Abril”),
for a cash consideration of US$422 million. Naspers
will equity account its 30% interest in Abril. The
acquisition is in line with Naspers’s strategy to expand
into new markets. Brazil is an attractive market, where
strong economic growth is expected to drive domestic
media growth. The acquisition also provides Naspers
with the opportunity to apply its expertise in emerging
markets.
Signed on behalf of the board:
T Vosloo
Chairman
J P Bekker
Managing director
23 June 2006

consolidated balance sheets
at 31 March 2006 and 2005

31 March
31 March
2006
2005
Notes
R’000
R’000
ASSETS
Non-current assets
7 272 262
6 838 739
Property, plant and equipment 5
3 688 509
3 444 663
Goodwill 6
789 735
859 034
Other intangible assets 7
369 449
367 343
Investments in associates 8
1 308 165
837 688
Investments and loans 8
74 863
393 160
Programme and film rights 9
171 145
47 558
Derivative financial instruments 36
32 647
32 572
Deferred taxation 10
837 749
856 721
Current assets
10 067 144
7 203 821
Inventory 11
504 476
383 467
Programme and film rights 9
596 033
719 006
Trade receivables 12
1 536 844
1 412 573
Other receivables 13
499 727
410 247
Related party receivables 14
19 839
66 911
Investments and loans 8
–
8 111
Derivative financial instruments 36
134 683
169 710
Cash and deposits 34
6 775 542
4 033 796
Total assets
17 339 406
14 042 560
EQUITY AND LIABILITIES
Capital and reserves attributable to the company’s equity holders
7 118 436
4 865 965
Share capital and premium 15
5 561 320
5 391 151
Other reserves 16
(3 316 706)
(2 417 691)
Retained earnings 17
4 873 822
1 892 505
Minority interest
171 547
227 328
Total equity
7 289 983
5 093 293
Non-current liabilities
3 372 397
2 967 890
Post-retirement medical liability 18
153 465
161 298
Long-term liabilities 19
2 355 561
2 275 648
Interest-bearing capitalised finance leases 19
1 443 636
1 723 656
Interest-bearing concession liabilities 19
–
15 489
Interest-bearing loans 19
722 006
423 160
Non-interest-bearing programme and film rights 19
149 971
53 925
Non-interest-bearing loans 19
39 948
59 418
Cash-settled share-based payment liability 38
108 371
36 158
Provisions 20
39 659
17 057
Derivative financial instruments 36
212 664
9 642
Deferred taxation 10
502 677
468 087
Current liabilities
6 677 026
5 981 377
Current portion of long-term debt 19
1 699 542
917 516
Provisions 20
28 390
82 015
Post-retirement medical liability 18
8 164
–
Trade payables
1 118 353
1 133 246
Accrued expenses and other current liabilities 21
2 914 208
2 792 581
Related party payables 14
104 438
86 394
Taxation
346 292
250 310
Derivative financial instruments 36
92 862
285 976
Bank overdrafts and call loans 34
364 777
433 339
Total equity and liabilities
17 339 406
14 042 560
The accompanying notes are an integral part of these consolidated annual financial statements.

consolidated income statements
for the years ended 31 March 2006 and 2005
Naspers Limited Annual Report 2006
73
31 March
31 March
2006
2005
Notes
R’000
R’000
Revenue
23
15 706 424
13 517 847
Cost of providing services and sale of goods 24
(8 753 690)
(7 725 819)
Selling, general and administration expenses 24
(3 948 677)
(3 311 485)
Other (losses)/gains – net 25
(7)
(11 702)
Operating profit
3 004 050
2 468 841
Finance costs – net 26
(11 432)
(217 004)
Share of equity-accounted results 8
151 277
88 597
Profit/(loss) on sale of investments
74 366
(311)
Dilution profits
–
368 036
Profit before taxation
3 218 261
2 708 159
Taxation 27
(934 813)
(256 462)
Profit after taxation
2 283 448
2 451 697
Profit from discontinued operations 28
31 816
50 042
Profit arising on discontinuance of operations 28
1 032 160
–
Profit for the year
3 347 424
2 501 739
Attributable to:
Equity holders of the group
3 190 188
2 384 762
Minority interest
157 236
116 977
3 347 424
2 501 739
Earnings per N ordinary share (cents)
Basic 29
1 124
860
Fully diluted 29
1 063
814
Headline earnings per N ordinary share (cents)
Basic 29
756
730
Fully diluted 29
715
690
Dividend paid per A ordinary share (cents)
14
7
Dividend paid per N ordinary share (cents)
70
38
Proposed dividend per A ordinary share (cents)
24
14
Proposed dividend per N ordinary share (cents)
120
70
The accompanying notes are an integral part of these consolidated annual financial statements.

Share capital

and premium
Class A
Class N
R’000
R’000

Balance at 1 April 2004
14 243
4 577 786

Share capital movements – 760 985
Treasury share movements – 38 137
Share-based compensation movements – –
Foreign currency translation effect – –
Share in equity-accounted direct reserve movements – –
Net fair value gains – –
– Fair value adjustment to available-for-sale investments, gross – –
– Fair value adjustment to available-for-sale investments, tax portion – –
Cash flow hedges – –
– Net fair value gains, gross – –
– Net fair value gains, tax portion – –
– Derecognised and added to asset, gross – –
– Derecognised and added to asset, tax portion – –
– Derecognised and reported in income when recognition criteria failed, gross – –
– Derecognised and reported in income when recognition criteria failed, tax portion – –
Other movements – –
Release of fair value reserve – –
Transactions with minorities and successive acquisitions – –
Other – –
Profit for the year – –
Dividends – –
Other minority interest movements – –
Balance at 31 March 2005
14 243
5 376 908

Balance at 1 April 2005
14 243 5 376 908
Share capital movements – 69 723
Treasury share movements – 64 537
Share-based compensation movements – 35 909
Foreign currency translation effect – –
Transactions with minorities and successive acquisitions – –
Sale of existing subsidiary – –
Net fair value gains – –
– Fair value adjustment to available-for-sale investments, gross – –
– Fair value adjustment to available-for-sale investments, tax portion – –
– Realisation of fair value on sale of available-for-sale investments, gross – –
– Realisation of fair value on sale of available-for-sale investments, tax portion – –
Cash flow hedges – –
– Net fair value gains, gross – –
– Net fair value gains, tax portion – –
– Derecognised and added to asset, gross – –
– Derecognised and added to asset, tax portion – –
– Derecognised and reported in income, gross – –
– Derecognised and reported in income, tax portion – –
Profit for the year – –
Dividends – –
Other minority interest movements – –
Balance at 31 March 2006
14 243
5 547 077

The accompanying notes are an integral part of these consolidated annual financial statements.
consolidated statements of changes in shareholders’ equity
for the years ended 31 March 2006 and 2005

Naspers Limited Annual Report 2006

Existing
Foreign
control
Share-based
Share capital
currency
business
compen-
and premium
translation
Hedging
Fair value
combination
sation
Retained
Minority
Class A
Class N
reserve
reserve
reserve
reserve
reserve
earnings
interest
Total
R’000
R’000
R’000
R’000
R’000
R’000
R’000
R’000
R’000
R’000
Balance at 1 April 2004
14 243
4 577 786
–
(40 099)
(16 945)
(2 404 797)
21 965
(385 799)
245 369
2 011 723
Share capital movements – 760 985 – – – – – – – 760 985
Treasury share movements – 38 137 – – – – – – – 38 137
Share-based compensation movements – – – – – – 28 591 – – 28 591
Foreign currency translation effect – – (5 984) – – – – – 1 652 (4 332)
Share in equity-accounted direct reserve movements – – 568 1 024 – – 5 818 – – 7 410
Net fair value gains – – – 47 12 846 – – – – 12 893
– Fair value adjustment to available-for-sale investments, gross – – – 66 18 095 – – – – 18 161
– Fair value adjustment to available-for-sale investments, tax portion – – – (19) (5 249) – – – – (5 268)
Cash flow hedges – – – 20 108 – – – – 2 429 22 537
– Net fair value gains, gross – – – (4 642) – – – – 2 429 (2 213)
– Net fair value gains, tax portion – – – 1 346 – – – – – 1 346
– Derecognised and added to asset, gross – – – 11 690 – – – – – 11 690
– Derecognised and added to asset, tax portion – – – (3 390) – – – – – (3 390)
– Derecognised and reported in income when recognition criteria failed, gross – – – 21 273 – – – – – 21 273
– Derecognised and reported in income when recognition criteria failed, tax portion – – – (6 169) – – – – – (6 169)
Other movements – – – – 27 895 (68 728) – (813) (42 782) (84 428)
Release of fair value reserve – – – – 27 895 – – – – 27 895
Transactions with minorities and successive acquisitions – – – – – (68 728) – – – (68 728)
Other – – – – – – – (813) (42 782) (43 595)
Profit for the year – – – – – – – 2 384 762 116 977 2 501 739
Dividends – – – – – – – (105 645) (102 380) (208 025)
Other minority interest movements – – – – – – – – 6 063 6 063
Balance at 31 March 2005
14 243
5 376 908
(5 416)
(18 920)
23 796
(2 473 525)
56 374
1 892 505
227 328
5 093 293
Balance at 1 April 2005
14 243 5 376 908 (5 416) (18 920) 23 796 (2 473 525) 56 374 1 892 505 227 328 5 093 293
Share capital movements – 69 723 – – – – – – – 69 723
Treasury share movements – 64 537 – – – – – – – 64 537
Share-based compensation movements – 35 909 – – – – 134 808 – – 170 717
Foreign currency translation effect – – 18 223 – – – – – 1 010 19 233
Transactions with minorities and successive acquisitions – – – – – (1 028 058) – – (49 592) (1 077 650)
Sale of existing subsidiary – – – – – 908 – – – 908
Net fair value gains – – – – (23 623) – – – – (23 623)
– Fair value adjustment to available-for-sale investments, gross – – – – (17 849) – – – – (17 849)
– Fair value adjustment to available-for-sale investments, tax portion – – – – 5 176 – – – – 5 176
– Realisation of fair value on sale of available-for-sale investments, gross – – – – (15 422) – – – – (15 422)
– Realisation of fair value on sale of available-for-sale investments, tax portion – – – – 4 472 – – – – 4 472
Cash flow hedges – – – (1 273) – – – – (1 109) (2 382)
– Net fair value gains, gross – – – 19 917 – – – – (317) 19 600
– Net fair value gains, tax portion – – – (5 776) – – – – 98 (5 678)
– Derecognised and added to asset, gross – – – (9 837) – – – – (1 153) (10 990)
– Derecognised and added to asset, tax portion – – – 2 853 – – – – 263 3 116
– Derecognised and reported in income, gross – – – (11 873) – – – – – (11 873)
– Derecognised and reported in income, tax portion – – – 3 443 – – – – – 3 443
Profit for the year – – – – – – – 3 190 188 157 236 3 347 424
Dividends – – – – – – – (208 871) (127 514) (336 385)
Other minority interest movements – – – – – – – – (35 812) (35 812)
Balance at 31 March 2006
14 243
5 547 077
12 807
(20 193)
173
(3 500 675)
191 182
4 873 822
171 547
7 289 983
The accompanying notes are an integral part of these consolidated annual financial statements.

consolidated cash ﬂow statements
for the years ended 31 March 2006 and 2005
31 March
31 March
2006
2005
Notes
R’000
R’000
Cash flows from operating activities
Cash from operating activities 30
4 019 905
3 051 265
Investment income received
2 170
430
Dividends received from equity-accounted companies
44 589
5 632
Cash generated from operating activities
4 066 664
3 057 327
Net finance costs paid
(78 480)
(214 923)
Taxation paid
(821 737)
(474 462)
Net cash from operating activities
3 166 447
2 367 942
Cash flows from investment activities
Property, plant and equipment acquired
(809 661)
(577 542)
Proceeds from sale of property, plant and equipment
46 025
28 120
Intangible assets acquired
(106 805)
(63 384)
Acquisition of subsidiaries 31
(42 919
) (270 845)
Disposal of subsidiaries 32
36 726
7 847
Additional investment in existing subsidiaries
(193 280)
(66 879)
Partial disposal of interest in subsidiaries
10 000
–
Partial disposal of interest in joint ventures 33
751 845
(188 097)
Net investment in associated companies
(23 212)
(1 004)
Net cash movement in other investments and loans
(741)
98 335
Disposal of available-for-sale investments
–
429 587
Acquisition of available-for-sale investments
(3 417)
(273 245)
Net cash utilised in investing activities
(335 439)
(877 107)
Cash flows from financing activities
Long-term loans raised
460 916
29 684
Repayments of capitalised finance lease liabilities
(268 052)
(368 976)
Proceeds from share issue
166 951
26 372
Contributions by minority shareholders
583
8 357
Dividend paid by subsidiaries
(127 005)
(98 356)
Dividend paid by holding company
(208 871)
(105 645)
Other
–
(5 120)
Net cash from/(utilised in) financing activities
24 522
(513 684)
Net increase in cash and cash equivalents
2 855 530
977 151
Forex translation adjustments on cash and cash equivalents
(45 222)
7 696
Cash and cash equivalents at beginning of the year
3 600 457
2 615 610
Cash and cash equivalents at end of the year
34
6 410 765
3 600 457
The accompanying notes are an integral part of these consolidated annual financial statements.

Naspers Limited Annual Report 2006

1. NATURE OF OPERATIONS
Naspers Limited was incorporated in 1915 under the laws of the Republic of South Africa. The principal activities of Naspers and its operating subsidiaries, joint ventures and associated companies (collectively, “the group”) are the operation of pay-television, internet and instant messaging subscriber platforms and the provision of related technologies, the publishing, distribution and printing of magazines, newspapers and books, and the provision of private education services. These activities are conducted primarily in South Africa, sub-Saharan Africa, Greece, Cyprus, Thailand, China, the Netherlands and the United States of America.
2. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
A. Introduction
For the year ended 31 March 2005 the Naspers Limited Group (“Naspers” or “the group”) prepared its financial statements under South African Statements of Generally Accepted Accounting Practice (“SA GAAP”) as effective at that date. In accordance with the JSE Limited (“JSE”) Listings Requirements the group is required to prepare its first annual consolidated financial statements in accordance with IFRS for the year ended 31 March 2006.
As the group publishes comparative information in its financial statements, the date for transition to IFRS is 1 April 2004, which represents the beginning of the earliest period of comparative information to be presented as required in terms of the requirements of the JSE and the Securities and Exchange Commission in the United States of America.
In order to describe how Naspers’s reported results of operations and financial position are impacted by IFRS, the group has restated information previously published under SA GAAP to the equivalent basis under IFRS. This restatement follows the guidelines set out in IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”).
B. Transitional arrangements
The date of transition to IFRS for the group is 1 April 2004 and therefore, as required by IFRS 1, the group’s opening balance sheet at 1 April 2004 has been restated to reflect all existing IFRS statements and interpretations effective at 31 March 2006. However, IFRS 1 allows for a number of exemptions and exceptions from full retrospective application of IFRS.
The group has adopted the following exemptions in accordance with IFRS 1:
(a) Business combinations
The group has applied IFRS 3 “Business Combinations” (“IFRS 3”) to all business combinations that have occurred since 1 April 2004 (the date of transition to IFRS). In addition, the group has elected to apply IFRS 3 retrospectively to all business combinations that occurred between 20 December 2002 and the date of transition to IFRS. The group therefore applied the principles of IFRS 3 with effect from 20 December 2002. This retrospective application of IFRS 3 ensured that all the significant business combination transactions entered into by the group over the past three years have been treated in a consistent manner.
(b) Fair value as deemed cost
The group has elected to measure certain items of property, plant and equipment at fair value and to use these fair values as the items’ deemed costs as at 1 April 2004. These items relate mainly to land and buildings in the group’s private education segment.
(c) Cumulative translation differences
Naspers has elected not to apply the requirements of IAS 21 “Effects of Changes in Foreign Exchange Rates” (“IAS 21”) retrospectively for cumulative translation differences of all foreign operations. The group therefore set the cumulative translation differences to zero at 1 April 2004 and applied IAS 21 from this date.
(d) Exemption from restatement of comparatives for IAS 32 and IAS 39
The group has elected to apply the exemption that allows it to apply the previous SA GAAP principles under AC 125 “Financial Instruments: Disclosure and Presentation” (“AC 125”) and AC 133 “Financial Instruments: Recognition and Measurement” (“AC 133”) to derivatives, financial assets and financial liabilities and to hedging relationships for its comparative information relating to the financial year ended 31 March 2005. It therefore only applied IAS 32 and IAS 39 with effect from 1 April 2005.
notes to the consolidated annual ﬁnancial statements

notes to the consolidated annual ﬁnancial statements
(continued)

2. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
(continued)
B.
Transitional arrangements (continued)
(e)   Share-based payment transactions
The group has applied the share-based payment exemption, therefore IFRS 2 “Share-based payments” (“IFRS 2”) was only applied to equity instruments that were granted after 7 November 2002 but that have not vested by 1 January 2005. Naspers also did not apply IFRS 2 to liabilities arising from share-based payment transactions that were settled before 1 January 2005. For instruments vesting on or after 1 January 2005, the amortisation of the fair value charge has been recorded as an expense in the income statements in the respective periods and the cumulative effect of prior years in equity.
(f)   Decommissioning liabilities included in property, plant and equipment
The group has elected in terms of IFRS 1 not to apply the requirements of IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities” (“IFRIC 1”) for changes in such liabilities that occurred before 1 April 2004.
The group has applied the following exceptions from retrospective application in accordance with IFRS 1:
(a)   Derecognition of financial assets and liabilities
The application of the exemption from restating comparatives for IAS 32 “Financial Instruments: Disclosure and Presentation” (“IAS 32”) and IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) means that the group’s effective date for these standards was 1 April 2005. Financial assets and liabilities derecognised before 1 April 2005 have not been re-recognised under IFRS.
(b)   Hedge accounting

On adoption of IFRS the group is not allowed to designate a transaction as a hedge, if such transaction was not designated as a hedge and it qualified for hedge accounting in terms of AC 133 under SA GAAP.
(c)   Estimates
Estimates under IFRS at 1 April 2004 are consistent with the estimates made at the same date under SA GAAP. Naspers therefore did not adjust any estimates it had made under SA GAAP for information it received subsequent to the date of transition to IFRS.
(d)   Assets held for sale and discontinued operations
The group has applied IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” (“IFRS 5”) prospectively from 1 April 2005 to all non-current assets held for sale and/or discontinued operations.

notes to the consolidated annual ﬁnancial statements
(continued)
Naspers Limited Annual Report 2006
79
2. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
(continued)
C. Reconciliation of net profit and equity from SA GAAP to IFRS

The reconciliations of net profit and equity below present the impact of the various adjustments on the group’s financial position and financial performance. The numbering of the adjustments corresponds with the numbering used in section D “IFRS adjustments and reclassifications”.
Year ended
31 March 2005
R’m
Reconciliation of net profit
As previously reported under SA GAAP
– Attributable to Naspers shareholders 2 600
– Attributable to minority shareholders 120
2 720
Adjusted for:
– share-based payments 1 (128)
– amortisation of goodwill and intangible assets 2 –
– transactions with minority shareholders 3 (59)
– recognition of intangible assets 4 (20)
– property, plant and equipment 5 & 6 (11)
– currency translation differences 7 4
– operating leases 8 (4)
– decommission liabilities 9 –
– discounting of financial liabilities 10 (1)
As reported under IFRS 2 501
31 March 2005
1 April 2004
R’m
R’m
Reconciliation of equity
As previously reported under SA GAAP
– Naspers shareholders’ interest 6 630 3 231
– Minority shareholders’ interest 223 237
6 853 3 468
Adjusted for:
– share-based payments 1 (155) (62)
– amortisation of goodwill and intangible assets 2 219 219
– transactions with minority shareholders 3 (1 956) (1 782)
– recognition of intangible assets 4 40 61
– property, plant and equipment 5 & 6 116 128
– currency translation differences 7 – –
– operating leases 8 (21) (18)
– decommission liabilities 9 (2) (2)
– discounting of financial liabilities 10 (1) –
As reported under IFRS 5 093 2 012

notes to the consolidated annual ﬁnancial statements
(continued)

2. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
(continued)
D. IFRS adjustments and reclassifications

The group made the following adjustments to its SA GAAP financial statements in order to restate the information in terms of IFRS:
(1) IFRS 2: Share-based payments
The group grants share options to its employees under a number of equity compensation plans. In terms of SA GAAP, these equity compensation plans did not result in any expense being recorded by the group, other than costs incurred in administering the schemes and a dilution in earnings per share when the shares were delivered to the employee.
In accordance with IFRS 2, the group has recognised a compensation expense in the income statement, representing the fair value of share options granted to the group’s employees. A corresponding credit to equity has been raised for equity-settled plans, whereas a corresponding credit to liabilities has been raised for cash-settled plans. The fair value of the options at the date of grant under equity-settled plans is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. For cash-settled plans, the group remeasures the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognised in income for the period.
(2) IAS 38: Amortisation of goodwill and intangible assets with indefinite useful lives
The group has adopted IFRS 3 “Business Combinations” (“IFRS 3”), IAS 36 “Impairment of Assets” (“IAS 36”) and IAS 38 “Intangible Assets” (“IAS 38”) on 1 April 2004. As discussed previously the group elected to apply IFRS 3 with effect from 20 December 2002 in terms of the exemption provided under IFRS 1. Owing to this application of IFRS 3, the group has also applied the principles of IAS 36 and IAS 38 from that date.
The group has therefore ceased the amortisation of goodwill and intangible assets with indefinite useful lives with effect from 20 December 2002 under IFRS. The goodwill balances and intangible assets with indefinite useful lives have been tested for impairment in terms of the principles of IAS 36 from the same date.
(3) IFRS 3: Transactions with minority shareholders

As discussed above the group has elected to apply the principles of IFRS 3 to all business combinations as from 20 December 2002. Under SA GAAP, before the adoption of AC 140 “Business Combinations” (“AC 140”), the group accounted for transactions with minority shareholders by allocating the cost of the transaction to identifiable tangible and intangible assets at their fair values at the transaction date and recognising goodwill relating to the excess of the cost over the acquirer’s interest in the net fair value of the identifiable assets and liabilities. After the adoption of AC 140 on 1 April 2004, the group applied the modified parent company model and allocated the full excess of the cost of the transaction with minority shareholders over the acquirer’s interest in previously recognised assets and liabilities to goodwill under SA GAAP.
In terms of IFRS 3, the group has elected to account for transactions with minority shareholders as equity transactions in terms of the economic entity model. Under this model, any excess of the cost of the transaction over the acquirer’s interest in previously recognised assets and liabilities is allocated to a separate component of equity.
The impact of the adoption of IFRS 3 as from 20 December 2002 has led to the derecognition of all intangible assets, all adjustments to the fair value of tangible assets and all goodwill accounted for under SA GAAP that resulted from transactions with minority shareholders since that date.
(4) IAS 38: Recognition of intangible assets
Before the adoption of AC 131 “Business Combinations” and AC 128 “Intangible Assets” on 1 April 2000, the group accounted for all intangible assets purchased and acquired in business combinations against shareholders’ equity.
In terms of the requirements of IFRS 1, IAS 38 should be applied retrospectively, requiring the group to recognise all intangible assets that have previously been recognised in the group’s financial statements and that meet the recognition and measurement criteria of IAS 38. On transition to IFRS the group has therefore reinstated all such intangible assets which were previously accounted for against shareholders’ equity under SA GAAP.

notes to the consolidated annual ﬁnancial statements
(continued)
Naspers Limited Annual Report 2006
81
2. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
(continued)
D. IFRS adjustments and reclassifications
(continued)
(5) IAS 16: Useful lives and residual values
IAS 16 “Property, plant and equipment” (“IAS 16”) differs in certain respects from the previous SA GAAP equivalent, AC 123 “Property, plant and equipment” (“AC 123”), applied by the group until 31 March 2005. IAS 16 states that an entity is required to measure the residual value of an item of property, plant and equipment as the amount the entity estimates it would receive currently for the asset if the asset were already of the age and in the condition expected at the end of its useful life. The group has previously under SA GAAP accounted for residual values based on the requirement of AC 123 that regards residual value as the net amount that the entity expected to obtain for the asset at the end of its useful life. The group has therefore reviewed its residual values for individual items of property, plant and equipment and adjusted the carrying value of some items at the date of transition accordingly in terms of the requirements of IAS 16.
IAS 16 further requires that the useful lives of the individual components of property, plant and equipment items be reviewed at least annually, whereas the requirement under the previous SA GAAP equivalent, AC 123, has been to review the useful lives of items of property, plant and equipment on a non-mandatory periodic basis. The group has reassessed the useful lives of all individual components of property, plant and equipment and adjusted the carrying value of some items at the date of transition accordingly.
The adjustments to the residual values and useful lives of certain items of property, plant and equipment and the corresponding change in their carrying values at 1 April 2004 has also impacted depreciation charges subsequent to 1 April 2004.
(6) IFRS 1 and IAS 16: Fair value as deemed cost
In terms of the requirements of IFRS 1 the group is required to apply IAS 16 retrospectively. As explained in the transitional arrangements section, the group has elected to apply the exemption under IFRS 1, whereby the fair value of certain assets at 1 April 2004 is used as its deemed cost on the transition date. The group adjusted the carrying values of the individual items of property, plant and equipment for those items to which the exemption was applied. The aggregate of these fair values were R89,6 million and the total adjustment to the carrying amounts was R36 million.
(7) IFRS 1 and IAS 21: Reset of cumulative translation differences
In terms of the requirements of IFRS 1 the group is required to apply IAS 21 “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”) retrospectively. As explained in the transitional arrangements section, the group has elected to apply the exemption under IFRS 1, whereby all cumulative translation differences for all foreign operations are deemed to be zero at the date of transition. The group has therefore reset its cumulative translation differences relating to foreign entities as previously recognised under SA GAAP. A corresponding entry was made to retained earnings.
(8) IAS 17: Operating leases
The South African Institute of Chartered Accountants issued Circular 7/2005 during August 2005. The purpose of the circular was to clarify the requirements of IAS 17 “Leases” (“IAS 17”) in respect of operating leases, which include fixed rental increases. IAS 17 and its SA GAAP equivalent standard AC 105 “Leases” (“AC 105”) require that lease payments under an operating lease should be recognised as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the user’s benefit. In South Africa most lessees, including Naspers, have in the application of AC 105 recognised rental expenses with fixed rental increases on the basis of the cash flow in the lease agreements, interpreting that such an approach represented “another systematic basis” that was “more representative of the time pattern of the user’s benefits”. Circular 7/2005, however, clarified that the way many South African entities, including Naspers, applied the “other systematic basis” in terms of AC 105 was not consistent with the requirements of IAS 17 and AC 105 as applied internationally. IAS 17 only permits a treatment other than straight-line recognition when another basis is more representative of the time pattern of the user’s benefit, which is unaffected by the timing of payments.
Naspers applied the principles of IAS 17, as clarified by Circular 7/2005, to all its lease agreements with fixed rental increases on adoption of IFRS. The requirements of IAS 17 were applied retrospectively and an adjustment to retained earnings at the transition date was accounted for. The net profit for the year ended 31 March 2005 was adjusted accordingly.

notes to the consolidated annual ﬁnancial statements
(continued)

2. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
(continued)
D. IFRS adjustments and reclassifications
(continued)
(9) IFRIC 1: Decommissioning, restoration and similar liabilities
IFRS 1 requires that the group apply the requirements of IFRIC 1 retrospectively. As explained in the transitional arrangements section, the group has elected to apply the exemption under IFRS 1, whereby the group need not account for changes in decommissioning, restoration and similar liabilities that occurred before the date of transition to IFRS. The group identified only one such liability, pertaining to leasehold premises and related improvements. The value of the assets is immaterial to the group.
(10) IAS 39: Discounting of programme and film rights liabilities
The group has certain programme and film rights liabilities that are classified as financial liabilities in terms of IAS 39. IAS 39 requires that financial liabilities be measured at amortised cost using the effective interest method. Certain programme and film rights liabilities have settlement dates that are not short term in nature, therefore these liabilities have been discounted in terms of IAS 39. These liabilities were not previously discounted in terms of the group’s SA GAAP reporting.
In the process of transition to IFRS, the group identified instances where reclassifications were required between certain balance sheet items compared with the classifications that were previously presented under SA GAAP. The following reclassifications were made by the group in restating its balance sheet under IFRS:
(11) Reclassification of computer software from property, plant and equipment to intangible assets
The group reclassified certain computer software from “property, plant and equipment” to “intangible assets” on its balance sheet. Computer software is required to be classified as an intangible asset in terms of IAS 38, unless the software is an integral part of the related hardware. This adjustment had no impact on the group’s income statements or its net equity.
(12) Reclassification between non-current and current assets and liabilities
The group reclassified certain assets and liabilities from non-current assets and liabilities to current assets and liabilities, respectively. The reason for these reclassifications was to accurately reflect the nature of certain assets and liabilities between its current and non-current portions as required by IAS 1. Certain derivative financial assets were reclassified from current assets to non-current assets. This reclassification had no impact on the group’s income statements or its net equity.
(13) Reclassification of deferred income and provisions
The group reclassified credit balances relating to deferred income that were included under “accounts receivable” to “accrued expenses” on its balance sheet. This reclassification had no impact on the group’s income statements or its net equity. A reclassification was also made between “accrued expenses” and “provisions” on the balance sheet relating to a warranty provision.
The following represent the significant presentation adjustments that have been made to the group’s income statement:
(1) Presentation of expenses
The group previously applied the provisions of AC 101 “Presentation of Financial Statements” (“AC 101”) under SA GAAP to present its expenditure items on the face of its income statement. IAS 1 “Presentation of Financial Statements” (“IAS 1”) provides additional guidance relating to the presentation of expenditure in its income statement. In applying this guidance certain reclassifications were made between “cost of providing services and sale of goods”, “selling, general and administration expenses” and “other (losses)/gains – net”.
(2) Reallocation of depreciation, amortisation and impairment captions
Depreciation and amortisation expenses that were separately disclosed on the face of the SA GAAP income statement have been reallocated to “cost of providing services and sale of goods” and “selling, general and administration expenses” on the face of the IFRS income statement. Impairments and adjustments to goodwill and other intangible assets have been reallocated to the caption “other (losses)/gains – net”.
(3) Share of equity accounted results presented net of taxation
Under SA GAAP the group previously presented its share of equity-accounted results gross of its share of the associated companies’ taxation charges, which were included under “taxation” in the group’s income statement. In terms of IAS 1, the group is required to present its share of equity-accounted results relating to associated companies after taxation and minority interests in the associates. The group therefore reclassified these taxation expenses from “taxation” to “share of equity-accounted results” to reflect a post-taxation result.

notes to the consolidated annual ﬁnancial statements
(continued)
Naspers Limited Annual Report 2006
83
2. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
(continued)
D. IFRS adjustments and reclassifications
(continued)
(4) Exceptional items
Under SA GAAP the group previously presented certain items that are of such nature or incidence that their separate disclosure is relevant to explain the group’s performance and make comparisons of operating margins more meaningful under a heading “exceptional items” on the face of its income statement. Under IFRS the group is not allowed to aggregate such items under “exceptional items”, therefore such items have been presented separately on the face of the income statement under headings such as “profit on sale of investments” and “dilution profits” to provide a description of each item’s nature. Certain items previously included under “exceptional items” that are of an operational nature have been reclassified to “other (losses)/gains – net” and are therefore included in operating profit under IFRS.
Certain presentation changes have been made to the group’s cash flow statement. The most significant adjustment related to the classification of dividends paid by the group. Under SA GAAP the group previously presented dividends paid to shareholders as part of its operating activities, as it assisted readers of the financial statements to determine the ability of the group to pay dividends out of operating cash flows. Under IFRS the group elected to present dividends paid as part of financing activities in terms of IAS 7 “Cash Flow Statements” (“IAS 7”) as it is a cost to obtain financial resources. Dividends paid of R204 million for the year ended 31 March 2005 have been reclassified from operating to financing activities. A number of additional immaterial adjustments and reclassifications were also made to the group’s SA GAAP cash flow statement in order to present it on an IFRS basis.
3. PRINCIPAL ACCOUNTING POLICIES
The consolidated annual financial statements of the group are presented in accordance with, and comply with, International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations issued and effective at the time of preparing these financial statements. The disclosure required by IFRS 1 “First-time Adoption of IFRS” concerning the transition from SA GAAP to IFRS is provided in note 2. The consolidated financial statements are prepared according to the historic cost convention as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss.
The preparation of the consolidated financial statements necessitates the use of estimates, assumptions and judgements.
These estimates and assumptions affect the reported amounts of assets, liabilities and contingent liabilities at the balance sheet date as well as affecting the reported income and expenses for the year. Although estimates are based on management’s best knowledge and judgement of current facts as at the balance sheet date, the actual outcome may differ from these estimates, possibly significantly. Refer to the individual notes for details of estimates, assumptions and judgements used.
(a) Basis of consolidation
The consolidated annual financial statements include the results of Naspers Limited and its subsidiaries, associates, joint ventures and related share incentive trusts.
Subsidiaries
The consolidated annual financial statements include the results of Naspers Limited and its subsidiaries. Subsidiaries are those companies in which the group, directly or indirectly, has an interest of more than half of the voting rights, or otherwise has the power to exercise control over their operations. The existence and effect of potential voting rights that are presently exercisable or convertible without restriction are considered when assessing whether the group controls another entity. Subsidiaries are consolidated from the date that effective control is transferred to the group and are no longer consolidated from the date that effective control ceases. Similarly, the results of a subsidiary divested during an accounting period are included in the consolidated financial statements only to the date of disposal. For certain entities, the group has entered into contractual arrangements (such as nominee relationships and escrow arrangements), which allow the group, along with its direct interests in such entities, to control a majority of the voting rights or otherwise have power to exercise control over the operations of such entities. Because the group controls such entities in this manner, they are considered to be subsidiaries and are therefore consolidated in the annual financial statements.
All intergroup transactions and balances are eliminated as part of the consolidation process. The interests of minority shareholders in the consolidated equity and results of the group are shown separately in the consolidated balance sheet and income statement, respectively. Where the losses attributable to the minority shareholders in a consolidated subsidiary exceed their interest in that subsidiary, the excess, and any further losses attributable to them, are recognised by the group and allocated to those minority interests only to the extent that the minority shareholders have a binding obligation and are able to fund the losses. Where the group previously did not recognise the minority shareholders’ portion of losses and the subsidiary subsequently turns profitable, the group recognises all the profits until the minority shareholders’ share of losses previously absorbed by the group has been recovered.

notes to the consolidated annual ﬁnancial statements
(continued)

3. PRINCIPAL ACCOUNTING POLICIES
(continued)
(a) Basis of consolidation
(continued)
Subsidiaries
(continued)
The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.
The group applies the economic entity model in accounting for transactions with minority shareholders. In terms of this model, minority shareholders are viewed as equity participants of the group and all transactions are therefore accounted for as equity transactions and included in the statement of changes in equity. On acquisition of an interest from a minority shareholder, any excess of the cost of the transaction over the acquirer’s proportionate share of the net asset value acquired is allocated to a separate component of equity. Dilution profits and losses relating to non-
wholly owned subsidiary entities are similarly accounted for in the statement of changes in equity in terms of the economic entity model.
Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the group.
Associated companies

Investments in associated companies are accounted for under the equity method. Associated companies are those companies in which the group generally has between 20% and 50% of the voting rights, or over which the group exercises significant influence, but which it does not control.
Equity-accounting involves recognising in the income statement the group’s share of the associate’s post-acquisition results net of taxation and minority interests in the associate. The group’s share of post-acquisition movements in reserves is accounted for in the reserves of the group. The group’s interest in the associate is carried on the balance sheet at cost, adjusted for the group’s share of the change in post-acquisition net assets, and inclusive of goodwill and other identifiable intangible assets recognised on acquisitions. Where the group’s share of losses exceeds the carrying amount of its investment, the carrying amount of the investment as well as any loans to the associate are reduced to nil and no further losses are recognised, unless the group has incurred obligations to the associate or the group has guaranteed or committed to satisfy obligations of the associate. Unrealised gains and losses on transactions between the group and its associates are eliminated to the extent of the group’s interest in the associates, unless the loss provides evidence of an impairment of the asset transferred.
Joint ventures

The group’s interest in jointly controlled entities is accounted for by way of proportionate consolidation. The group combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group’s financial statements. The group recognises the portion of gains or losses on the sale of assets by the group to the joint venture that is attributable to the other venturers. The group does not recognise its share of gains or losses from the joint venture that result from the purchase of assets by the group from the joint venture until it resells the assets to an independent third party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.
(b) Investments
The group classifies its investments in debt and equity securities into the following categories: at fair value through profit and loss, held-to-maturity, available-for-sale and loans and receivables. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of purchase and re-evaluates such designation on an annual basis. At fair value through profit and loss assets has two sub-categories: financial assets held for trading and those designated at fair value through profit or loss at inception. A financial asset is classified into this category at inception if acquired principally for the purpose of selling in the short term, if it forms part of a portfolio of financial assets in which there is evidence of short-term profit-
taking, or if so designated by management. For the purpose of these financial statements short term is defined as a period of three months or less. The group does not hold financial assets for trading, therefore assets held as at fair value through profit and loss are designated as such on initial recognition. Derivatives are also classified as held for trading unless they are designated as hedges.

notes to the consolidated annual ﬁnancial statements
(continued)
Naspers Limited Annual Report 2006
85
3. PRINCIPAL ACCOUNTING POLICIES
(continued)
(b) Investments
(continued)
Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the group intends to sell in the short term or that it has designated as at fair value through income or available-for-sale. All other investments, including those that are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity, changes in fair value or interest rates, are classified as available-for-sale. Available-for-sale assets are included in non-current assets unless management has the express intention of holding the investment for less than
12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.
Purchases and sales of investments are recognised on the trade date, which is the date that the group commits to purchase or sell the asset. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. At fair value through profit and loss and available-for-sale investments are subsequently carried at fair value. Held-to-
maturity investments and loans and receivables are carried at amortised cost using the effective yield method.
Realised and unrealised gains and losses arising from changes in the fair value of “at fair value through profit and loss investments” are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of investments classified as available-for-sale are recognised in equity.
The fair values of investments are based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities for which fair values cannot be measured reliably are recognised at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as “profit/(loss) on sale of investments”.
Investments are derecognised when the rights to receive cash flows from the investments have expired or where they have been transferred and the group has also transferred substantially all risks and rewards of ownership.
(c) Property, plant and equipment
Property, plant and equipment are stated at cost, being the purchase cost plus any cost to prepare the assets for their intended use, less accumulated depreciation and any accumulated impairment losses. Cost includes transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchase costs. Property, plant and equipment, with the exception of land, are depreciated in equal annual amounts over each asset’s estimated useful economic life. Land is not depreciated as it is deemed to have an indefinite life. Depreciation periods vary in accordance with the conditions in the relevant industries, but are subject to the following maximum limits:
Land and buildings: Factory buildings 50 years
Other buildings 50 years
Manufacturing equipment: Printing presses 25 years
Production equipment 25 years
Office equipment 20 years
Furniture 20 years
Computer equipment: Manufacturing 20 years
Office 20 years
Vehicles 12 years
Transmission equipment: Set-top boxes 20 years
Transponders and transmitters 20 years
Major leasehold improvements are amortised over the shorter of their respective lease periods and estimated useful economic life.
Concession assets are capitalised and depreciated over the shorter of their useful life of five years and the remaining concession period.
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

notes to the consolidated annual ﬁnancial statements
(continued)

3. PRINCIPAL ACCOUNTING POLICIES
(continued)
(c) Property, plant and equipment
(continued)
Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the group and the cost can be reliably measured.
Major renovations are depreciated over the remaining useful economic life of the related asset.
The carrying values of property, plant and equipment are reviewed periodically to assess whether the net recoverable amount has declined below the carrying amount. In the event of such impairment, the carrying amount is reduced and the reduction is charged as an expense against income.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Gains and losses on disposals are determined by comparing the proceeds with the asset’s carrying amount.
(d) Leased assets
Leases of property, plant and equipment, except land, are classified as finance leases where substantially all risks and rewards associated with ownership of an asset are transferred from the lessor to the group as lessee. Assets classified as finance leases are capitalised at the lower of the fair value of the leased asset and the estimated present value of the underlying minimum lease payments, with the related lease obligation recognised at the estimated present value of the minimum lease payments. Bank rates are used to calculate present values of minimum lease payments.
Capitalised leased assets are depreciated over their estimated useful lives, limited to the duration of the lease agreement.
Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-
term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the third-
party lessor are classified as operating leases. Operating lease rentals (net of any incentives received from the lessor)
are charged to the income statement on a straight-line basis over the period of the lease.
(e) Goodwill and other intangible assets
Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net identifiable assets of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisition of subsidiaries and joint ventures is included in “goodwill” on the balance sheet. Goodwill on acquisitions of associates is included in “investments in associates”. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.
Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.
Patents, brand names, trademarks, title rights, concession rights, software and other similar intangible assets acquired are capitalised at cost. Intangible assets with indefinite useful lives are not amortised, but tested annually for impairment and carried at cost less accumulated impairment losses. Intangible assets with finite useful lives are being amortised using the straight-line method over their estimated useful lives. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where the carrying amount exceeds the recoverable amount.
The useful lives and residual values of intangible assets are reassessed on an annual basis. Amortisation periods for intangible assets with finite useful lives vary in accordance with the conditions in the relevant industries, but are subject to the following maximum limits:
Patents 5 years
Title rights 10 years
Brand names and trademarks 20 years
Software 5 years
Intellectual property rights 7 years
Concession rights 20 years
Subscriber base 8 years
No value is attributed to internally developed trademarks or similar rights and assets. The costs incurred to develop these items are charged to the income statement in the period in which they are incurred.

notes to the consolidated annual ﬁnancial statements
(continued)
Naspers Limited Annual Report 2006
87
3. PRINCIPAL ACCOUNTING POLICIES
(continued)
(f) Programme and film rights
Purchased programme and film rights are stated at acquisition costs less accumulated amortisation. The group has certain programme and film rights liabilities that are classified as financial liabilities in terms of IAS 39, which requires that financial liabilities be measured at amortised cost using the effective interest method. Certain programme and film rights liabilities have settlement dates that are long term in nature; therefore these liabilities are recorded as non-
current liabilities and have been discounted in terms of IAS 39. Licences are recorded as assets and liabilities for rights acquired, and obligations incurred under licence agreements when the licence period begins and the cost of each programme is known or reasonably determinable. Sports rights are written off on initial broadcasting of the event whereas general entertainment and films are amortised either on a straight-line basis over the duration of the licence or based on broadcasts where the number of screenings are restricted. Amortisation of programme and film rights is included in the cost of providing services and sale of goods. The costs of in-house programmes are expensed as incurred.
(g) Impairment
Financial assets
The group assesses at each balance sheet date whether there is any objective evidence that an investment or group of investments is impaired. If any such evidence exists, the entity applies the following principles for each class of financial assets to determine the amount of any impairment loss:
Financial assets carried at amortised cost
If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (ie the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced directly through profit and loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss shall be reversed through profit and loss. The reversal shall not result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised at the date the impairment is reversed. The reversal is recognised in the income statement in the same line as the original impairment charge.
Available-for-sale financial assets
When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity shall be removed from equity and recognised in profit or loss even though the financial asset has not been derecognised.
Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss.
If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognised in profit or loss.
Long-lived assets
The group evaluates the carrying value of assets with finite useful lives annually and when events and circumstances indicate that the carrying value may not be recoverable. Indicators of possible impairment include, but are not limited to: significant underperformance relative to expectations based on historical or projected future operating results;
significant changes in the manner of use of the assets or the strategy for the group’s overall business; significant negative industry or economic trends; a significant and sustained decline in an investment’s share price or market capitalisation relative to its net asset value. Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment.
An impairment loss is recognised in the income statement when the carrying amount of an asset exceeds its recoverable amount. An asset’s recoverable amount is the higher of the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable willing parties, or its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

notes to the consolidated annual ﬁnancial statements
(continued)

3. PRINCIPAL ACCOUNTING POLICIES
(continued)
Long-lived assets
(continued)
An impairment loss recognised for an asset in prior years is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised and the recoverable amount exceeds the new carrying amount. The reversal of the impairment is limited to the carrying amount that would have been determined (net of depreciation or amortisation) had no impairment loss been recognised in prior years. The reversal of such an impairment loss is recognised in the income statement in the same line item as the original impairment charge.
(h) Development activities
Research and development costs
Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be profitable considering its commercial and technical feasibility and its costs can be measured reliably.
Other development expenditures that do not meet these criteria are recognised as an expense as incurred.
Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.
Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life, not exceeding the limits stated in note (e). Development assets are tested for impairment annually, and the impairment loss is recognised in the income statement when the carrying amount of the asset exceeds its recoverable amount. This loss is also reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised and the recoverable amount exceeds the new carrying amount. The reversal of the impairment is limited to the carrying amount that would have been determined (net of depreciation or amortisation) had no impairment loss been recognised in prior years. The reversal of such an impairment loss is recognised in the income statement in the same line item as the original impairment charge.
Software development costs
Costs that are directly associated with the production of identifiable and unique software products controlled by the group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the software development team’s employee costs and an appropriate portion of relevant overheads. All other costs associated with developing or maintaining computer software programs are recognised as an expense as incurred.
Website development costs
Website development costs are capitalised as intangible assets if it is probable that the expected future economic benefits attributable to the asset will flow to the group, and its cost can be measured reliably, otherwise these costs are charged against operating profit as the expenditure is incurred.
(i) Inventory
Inventory is stated at the lower of cost or net realisable value. The cost of inventory is determined by means of the first-in first-out basis or the weighted average method. The majority of inventory is valued using the first-in first-out basis, but for certain inventories with a specific nature and use, which differs significantly from other classes of inventory, the weighted average is used. The cost of finished products and work-in-progress comprises raw materials, direct labour, other direct costs and related production overheads, but excludes finance costs. Costs of inventories include the transfer from equity of any gains or losses on qualifying cash flow hedges relating to inventory purchases.
Net realisable value is the estimate of the selling price, less the costs of completion and selling expenses. Provisions are made for obsolete, unusable and unsaleable inventory and for latent damage first revealed when inventory items are taken into use or offered for sale.
(j) Trade receivables
Trade receivables are recognised at fair value less provision made for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the estimated recoverable amount.

notes to the consolidated annual ﬁnancial statements
(continued)
Naspers Limited Annual Report 2006
89
3. PRINCIPAL ACCOUNTING POLICIES
(continued)
(k) Cash and cash equivalents
Cash and cash equivalents are carried in the balance sheet at cost. Cash and cash equivalents comprise cash on hand, deposits held at call with banks and investments in money market instruments with maturities of three months or less at the date of purchase. Certain cash balances are restricted from immediate use according to terms with banks or other financial institutions. For cash flow purposes, cash and cash equivalents are presented net of bank overdrafts.
(l) Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated
at amortised cost using the effective yield method; any difference between proceeds and the redemption value is recognised in the income statement over the period of the borrowings.
(m) Provisions
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.
The group recognises the estimated liability on all products still under warranty at the balance sheet date. The group recognises a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract. Restructuring provisions are recognised in the period in which the group becomes legally or constructively committed to payment. Costs related to the ongoing activities of the group are not provided in advance.
(n) Taxation
Taxation rates
The normal South African company tax rate used for the year ending 31 March 2006 is 29% (2005: 30%). Deferred tax assets and liabilities for South African entities at 31 March 2006 have been calculated using this rate, being the rate that the group expects to apply to the periods when the assets are realised or the liabilities are settled. Secondary tax on companies is calculated at 12,5%, and capital gains tax is calculated at 50% of the company tax rate.
International tax rates vary from jurisdiction to jurisdiction.
Deferred taxation
Deferred taxation is provided in full, using the balance sheet liability method, for all timing differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted, or where appropriate, substantially enacted tax rates are used to determine deferred taxation.
Using this method, the group is required to make provision for deferred taxation, in relation to an acquisition, on the difference between the fair values of the net assets acquired and their tax base. Provision for taxes, mainly withholding taxes, which could arise on the remittance of retained earnings, is only made if there is a current intention to remit such earnings.
The principal timing differences arise from depreciation on property, plant and equipment, other intangibles, provisions and other current liabilities, income received in advance and tax losses carried forward. Deferred taxation assets are recognised to the extent that it is probable that future taxable profit will be available against which timing differences and unused tax losses can be utilised.
Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.
Secondary tax on companies (“STC”)
Dividends declared by South African companies are subject to STC, but the STC liability is reduced by dividends received during the dividend cycle. Where the dividends received exceed dividends declared within a cycle, there is no liability to pay STC. The potential tax benefit related to excess dividends received are carried forward to the next dividend cycle. Where dividends declared exceed the dividends received during a cycle, STC is payable at the current STC rate. The STC expense is included in the taxation charge in the income statement in the period that the dividend is paid. Deferred tax assets are recognised on unutilised STC credits to the extent that it is probable that the group will declare future dividends to utilise such STC credits.

notes to the consolidated annual ﬁnancial statements
(continued)

3. PRINCIPAL ACCOUNTING POLICIES
(continued)
(o) Foreign currencies
The consolidated financial statements are presented in rand, which is the company’s functional and presentation currency. However, the group separately measures the transactions of each of its material operations using the functional currency determined for that specific entity, which in most instances, but not always, is the currency of the primary economic environment in which the operation conducts its business.
For transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.
Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.
For translation of group companies
The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
(iii) all resulting exchange differences are recognised as a separate component of equity.
On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’
equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as the foreign entity’s assets and liabilities and are translated at the closing rate.
(p) Derivative financial instruments
The group uses derivative instruments to reduce exposure to fluctuations in foreign currency exchange rates and interest rates. These instruments mainly comprise foreign exchange contracts, interest rate caps and interest rate swap agreements. Foreign exchange contracts protect the group from movements in exchange rates by fixing the rate at which a foreign currency asset or liability will be settled. Interest rate caps and swap agreements protect the group from movements in interest rates. It is the policy of the group not to trade in derivative financial instruments for economically speculative purposes.
The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis whether the derivatives that are used in hedging transactions are expected to be and have been highly effective in offsetting changes in fair values or cash flows of hedged items. The fair values of various derivative instruments used for hedging purposes are disclosed in note 37. Movements on the hedging reserve are shown in the statement of changes in shareholders’ equity.
Derivative financial instruments are recognised in the balance sheet at fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. The group designates derivatives as either
(1) a hedge of the fair value of a recognised asset or liability or firm commitment (fair value hedge), or (2) a hedge of a forecast transaction or of the foreign currency risk of a firm commitment (cash flow hedge), or (3) a hedge of a net investment in a foreign entity on the date a derivative contract is entered into.
Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

notes to the consolidated annual ﬁnancial statements
(continued)
Naspers Limited Annual Report 2006
91
3. PRINCIPAL ACCOUNTING POLICIES
(continued)
(p) Derivative financial instruments
(continued)
Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognised in equity, and the ineffective part of the hedge is recognised in the income statement. Where the forecast transaction or firm commitment of which the foreign currency risk is being hedged results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as income or expense in the same periods during which the hedged transaction affects the income statement.
Certain derivative transactions, while providing effective economic hedges under the group’s risk management policies, do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that do not qualify for hedge accounting are recognised immediately in the income statement.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the committed or forecast transaction ultimately is recognised in the income statement. When a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.
Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on translation are recognised in the income statement.
Embedded derivatives are derivative instruments that are embedded in another contract or host contract. The group separates an embedded derivative from its host contract and accounts for it separately, when its economic characteristics are not clearly and closely related to those of the host contract. These separated embedded derivatives are classified as trading assets or liabilities and marked to market through the income statement, provided that the combined contract is not measured at fair value with changes through the income statement.
(q) Revenue recognition
Product sales
Sales are recognised upon delivery of products and customer acceptance, net of sales taxes, VAT and discounts, and after eliminating sales within the group.
Subscription fees
Pay-television and internet subscription fees are earned over the period the services are provided. Subscription revenue arises from the monthly billing of subscribers for pay-television and internet services provided by the group. Revenue is recognised in the month the service is rendered. Any subscription revenue received in advance of the service being provided is recorded as deferred revenue and recognised in the month the service is provided.
Advertising revenues
The group mainly derives advertising revenues from advertisements published in its newspapers and magazines, broadcast on its pay-television platforms and shown online on its websites and instant messaging windows.
Advertising revenues from pay-television and print media products are recognised upon showing or publication over the period of the advertising contract. Publication is regarded to be when the print media product has been delivered to the retailer and is available to be purchased by the general public. Online advertising revenues are recognised over the period in which the advertisements are displayed.
Printing and distribution
Revenues from print and distribution services are recognised upon completion of the services and delivery of the related product and customer acceptance, net of taxes, VAT and discounts, and after elimination of sales within the group. The recognition of print services revenue is based upon delivery of the product to the distribution depot and acceptance by the distributor of the client, or where the customer is responsible for the transport of the customers’
products, acceptance by the customer or its nominated transport company. Revenues from distribution services are recognised upon delivery of the product to the retailer and acceptance thereof.
Print and distribution services are separately provided by different entities within the group and separately contracted for by third party customers. Where these services are provided to the same client, the terms of each separate contract are consistent with contracts where an unrelated party provides one of the services. Revenue is recognised separately for print and distribution services as the contracts are separately negotiated, based on fair value for each service.

notes to the consolidated annual ﬁnancial statements
(continued)

3. PRINCIPAL ACCOUNTING POLICIES
(continued)
Technology contracts and licensing
For contracts with multiple obligations (eg maintenance and other services), and for which vendor-specific objective evidence of fair value for the undelivered elements exists, revenue from product licences are recognised when delivery has occurred, collection of the receivables is probable, the fee is fixed or determinable and objective evidence exists to allocate the total fee to all delivered and undelivered elements of the arrangement. Generally, the group has vendor-
specific objective evidence of the fair value of the maintenance element of software arrangements based on the renewal rates for maintenance in future years as specified in the contracts. In such cases, the maintenance revenue is deferred at the outset of the arrangement and is recognised rateably over the period during which the maintenance is to be provided. That period generally commences on the date that the software is delivered. Vendor-specific objective evidence of fair value for the service element is determined based on the price charged when those services are sold separately. The group recognises revenue allocated to maintenance and support fees, for ongoing customer support and product updates rateably over the period of the relevant contracts. Payments for maintenance and support fees are generally made in advance and are non-refundable. For revenue allocated to consulting services and for consulting services sold separately, the group recognises revenue as the related services are performed.
The group enters into arrangements with network operators whereby application software is licensed to network operators in exchange for a percentage of the subscription revenue they earn from their customers. Where all of the software under the arrangement has been delivered, the revenue is recognised as the network operator reports to the group its revenue share, which is generally done on a quarterly basis. Under arrangements where the group has committed to deliver unspecified future applications, the revenue earned on the delivered applications is recognised on a subscription basis over the term of the arrangement.
Instant messaging services
The group’s activities include operating instant messaging platforms from which it derives revenues from provision of mobile and telecommunications value-added services and internet value-added services.
Mobile and telecommunication value-added services revenues are derived principally from providing users with mobile instant messaging services, mobile chat services and other mobile value-added services. These services are substantially billed on a monthly subscription basis with certain portions billed on a per message basis (“mobile and telecom service fees”). These services are predominantly delivered through the platforms of various mobile operators and they also collect the mobile and telecom service fees on behalf of the group. Mobile and telecom service fees are recognised at the amount invoiced to the group’s customers by the various mobile operators, less any sales taxes.
Fixed commissions, other expenses and bad debt expenses are recorded as an element of cost of providing services.
Revenue from internet value-added services (“internet service fees”) are derived from subscriptions received or receivable from the provision of a comprehensive customer service platform that utilises instant messaging and online entertainment services. Similar to mobile and telecommunication value-added services these services are substantially delivered to the group’s customers through the platforms of various mobile operators with monthly subscriptions paid or payable by the users. In addition, a small portion of the internet service fees is prepaid by the customers to the group in the form of prepaid point cards. Revenue related to these prepaid services are recorded as deferred revenue and amortised on a straight-line basis into income over the estimated usage period.
Tuition fees
Tuition fees are non-refundable and are recognised on a percentage of completion method over the term of the applicable course for face-to-face learning, and for distance learning it is recognised as a percentage of cost.
(r) Other income
Interest and dividends received on available-for-sale financial assets are included in investment income and not as part of the fair value movement in equity.
Interest income
Interest is accrued on a time-proportion basis, recognising the effective yield on the underlying assets.
Dividend income
Dividends are recognised when the right to receive payment is established.

notes to the consolidated annual ﬁnancial statements
(continued)
Naspers Limited Annual Report 2006
93
3. PRINCIPAL ACCOUNTING POLICIES
(continued)
(s) Employee benefits
Retirement benefits
The group provides retirement benefits for its full-time employees, primarily by means of monthly contributions to a number of defined contribution pension and provident funds in the countries in which the group operates. The assets of these funds are generally held in separate trustee-administered funds. The group’s contributions to retirement funds are recognised as an expense in the period during which employees render the related service.
Medical aid benefits
The group’s contributions to medical aid benefit funds for employees are recognised as an expense in the period during which the employees render services to the group.
Post-retirement medical aid benefit
Some group companies provide post-retirement health-care benefits to their retirees. The entitlement to post-
retirement health-care benefits is based on the employee remaining in service up to retirement age and completing a minimum service period. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. Independent qualified actuaries carry out annual valuations of these obligations. All actuarial gains and losses are recognised immediately in the income statement. The actuarial valuation method used to value the obligations is the Projected Unit Credit Method. Future benefits are projected using specific actuarial assumptions and the liability to in-service members is accrued over their expected working lifetime. These obligations are unfunded.
(t) Equity compensation benefits
The group grants share options/share appreciation rights (“SARs”) to its employees under a number of equity compensation plans. In accordance with IFRS 2, the group has recognised an employee benefit expense in the income statement, representing the fair value of share options/SARs granted to the group’s employees. A corresponding credit to equity has been raised for equity-settled plans, whereas a corresponding credit to liabilities has been raised for cash-settled plans. The fair value of the options/SARs at the date of grant under equity-settled plans is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. For cash-settled plans, the group remeasures the fair value of the recognised liability at each reporting date and at the date of settlement, with any changes in fair value recognised in profit or loss for the period.
A share option scheme/SAR is considered equity-settled when the option/gain is settled by the issue of a Naspers
N share. They are considered cash-settled when they are settled in cash or any other asset, ie not by the issue of a Naspers N share.
(u) Segment reporting
The primary segmental reporting has been prepared based on the group’s method of internal reporting, which disaggregates its business by service or product. The secondary segmental reporting has been prepared on a geographical basis. Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties. These inter- and intragroup transactions are eliminated on consolidation.
(v) Discontinuing operations
A discontinuing operation results from the sale or abandonment of an operation that represents a separate, major line of business and for which the assets, net profits or losses and activities can be distinguished physically, operationally and for reporting purposes. The results of discontinuing operations up to the point of sale or abandonment, net of taxation, are separately disclosed.
(w) Advertising expenses
Advertising expenses are expensed in the financial period in which they are incurred.
(x) Treasury shares
Where subsidiaries hold shares in the holding company’s equity share capital, the consideration paid to acquire these shares including any attributable incremental external costs is deducted from total shareholders’ equity as treasury shares. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’
equity. Shares issued to or held by share incentive plans within the group are treated as treasury shares until such time when participants pay for and take delivery of such shares. The same applies to treasury shares held by joint ventures.

notes to the consolidated annual ﬁnancial statements
(continued)

3. PRINCIPAL ACCOUNTING POLICIES
(continued)
(y) Recently issued accounting standards
The International Accounting Standards Board (“IASB”) issued a number of standards, amendments to standards and interpretations during 2005 and 2006. These amendments will therefore be implemented by the group during the financial year starting 1 April 2006.
The amendment to IAS 19 “Employee Benefits”, has been issued to allow the option of recognising actuarial gains and losses in full in the period in which they occur, outside profit or loss, in a statement of recognised income and expenses. The amendment was issued during December 2004 with immediate effect. The group will continue to apply the option of recognising the actuarial gains in losses in the income statement.
The amendments that have been made to IAS 39 included amendments to the accounting of cash flow hedges of forecast intragroup transactions, the scope of IAS 39 to include financial guarantee contracts and the amendment to the fair value option. These amendments were made during April, June and August 2005 with immediate effect.
The group will adopt these amendments during its financial year ending 31 March 2007 and is currently evaluating the effects of these amendments.
The amendment to IAS 1 “Presentation of Financial Statements: Capital Disclosures” states that an entity shall disclose information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The group will adopt these amendments during its financial year ending 31 March
2007 and is currently evaluating the effects of these amendments.
IFRS 7 “Financial Instruments: Disclosures” was issued 18 August 2005, with an effective date of 1 January 2007.
This new standard adds certain new disclosures about financial instruments to those currently required by IAS 32
“Financial Instruments: Presentation”. The group will adopt these amendments during its financial year ending
31 March 2007 and is currently evaluating the effects of these amendments.
The IASB has also amended the accounting treatment of monetary items in IAS 21 “The Effect of Changes in Foreign
Exchange Rates” during December 2005 with immediate effect. The amendment stated that if a monetary item forms part of an entity’s investment in a foreign operation, the accounting treatment in the consolidated financial statements should not be dependent on the currency of the monetary item. Also, the accounting should not depend on which entity within the group conducts a transaction with the foreign operation. The group will adopt these amendments during its financial year ending 31 March 2007 and is currently evaluating the effects of the standard.
IFRIC Interpretation 4 (“Determining whether an Arrangement contains a Lease”) was issued by the IASB and is effective for annual periods beginning on or after 1 January 2006, and the interpretation specifies that an arrangement that meets certain criteria is, or contains, a lease that should be accounted for in accordance with IAS 17 “Leases”. The group will adopt these amendments during its financial year ending 31 March 2007 and is currently evaluating the effects of the standard.
IFRIC Interpretation 6 (“Liabilities arising from Participating in a Specific Market – Waste Electronic and Electronic
Equipment”) clarifies when certain producers of electrical goods are required to recognise a liability under IAS 37 for the cost of waste management relating to the decommissioning of waste electrical and electronic equipment supplied to private households. IFRIC 6 is effective for annual periods beginning on or after 1 December 2005. The group will adopt these amendments during its financial year ending 31 March 2007 and is currently evaluating the effects of the standard.
IFRIC Interpretation 8 (“Scope of IFRS 2”) clarifies that IFRS 2 “Share-based Payments” applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. IFRIC 8 is effective for annual periods beginning on or after 1 May 2006, and the group will adopt these amendments during its financial year ending 31 March 2008 and is currently evaluating the effects of the standard.
IFRIC Interpretation 9 (“Reassessment of Embedded Derivatves”) clarifies that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party in the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. IFRIC 9 is effective for annual periods beginning on or after 1 June 2006, and the group will adopt these amendments during its financial year ending 31 March 2008 and is currently evaluating the effects of the standard.
AC 503 “Accounting for Black Economic Empowerment” (“BEE”) transactions states that if equity instruments are granted at a discount to a BEE partner, this must be expensed. BEE credentials acquired as part of a business combination shall be subsumed in goodwill and not recognised as a separate intangible asset. Where the BEE transaction includes service conditions, the fair value of the equity instruments shall be measured at grant date and the expense should be recognised over the period of the service conditions. Where the BEE transaction includes no service conditions, the fair value of the equity instruments shall be measured at grant date and the expense should be recognised immediately on grant date. AC 503 is effective for annual periods beginning on or after 1 May 2006, and the group will adopt these amendments during its financial year ending 31 March 2008 and is currently evaluating the effects of the standard.

notes to the consolidated annual ﬁnancial statements
(continued)
Naspers Limited Annual Report 2006
95
4. SIGNIFICANT ACQUISITIONS AND DIVESTITURES
Financial year ended 31 March 2006:
On 1 April 2005 Media24 Limited (“Media24”) acquired an additional interest of 7,5% in its subsidiary, Paarl Media Holdings (Proprietary) Limited (“Paarl Media”), for a purchase consideration of R180 million in cash. This increased Media24’s effective financial interest in Paarl Media to 92,11%. This transaction was accounted for as a common control transaction, and the excess of the purchase consideration over the net asset value was recognised in equity.
During February 2006 MIH QQ (BVI) Limited acquired a 25% interest in ChineseAll for a cash consideration of R24,6 million. The total purchase consideration was allocated based upon an appraisal, as follows: net assets (R1,7 million) and goodwill (R22,9 million).
During October 2005 the company disposed of its investment in Computicket (Proprietary) Limited for a cash consideration of R67,5 million. A profit on sale of investments of R56,7 million was realised on this transaction and is included in profit from continuing operations.
On 7 November 2005 the group publicly announced that it had entered into an agreement in terms of which it would sell its entire interest in United Broadcasting Corporation Public Company Limited and MKSC World Dot Com Co. Limited to
True Corporation for a consideration of approximately US$164 million. A profit on discontinuance of operations of
R1 032,2 million was realised on the transaction. Details relating to this transaction are highlighted in note 28 to the consolidated annual financial statements.
During December 2005 the company acquired 100% of the equity of Orbicom (Proprietary) Limited (“Orbicom”) from
MTN Group Limited (“MTN”) for a cash consideration of R44,2 million. The total purchase consideration was allocated based upon appraisal, as follows: net assets (R35,1 million) and goodwill (R9,1 million).
Subsequent to 31 March 2006 Naspers Limited acquired, through its offshore subsidiary MIH B.V., a 30% stake in leading Brazilian media company Abril S.A. (“Abril”), for a cash consideration of R2 557,3 million. Irdeto Eindhoven B.V. acquired the CryptoTec Conditional Access business from Koninklijke Philips Electronics NV for a cash consideration of R230,7 million. MIH subscribed for new shares equal to a 25% interest in Tixa Tech Group Inc. for a cash consideration of R60,5 million.
Financial year ended 31 March 2005:
On 1 April 2004 Media24 Limited acquired the remaining 50% interest it did not already own in Alchemy Publishing
(Proprietary) Limited for a cash consideration of R4,6 million. The total purchase consideration of R4,6 million was allocated based upon an appraisal, as follows: net assets (R0,7 million) and goodwill (R3,9 million).
On 13 April 2004 Johnnic Communications Limited (“Johncom”) exercised a call option on Naspers relating to 39,1% of the M-Net and SuperSport ordinary shares acquired from minority shareholders in terms of the section 311 schemes of arrangement concluded during March 2004. Naspers sold 33 686 280 M-Net and SuperSport shares respectively for a total cash consideration of R286,3 million resulting in a loss of R27,9 million on disposal. Naspers retained an effective 60,12% interest in both M-Net and SuperSport.
Tencent Holdings Limited (“Tencent”) completed an initial public offering of shares on 16 June 2004 and listed on the Hong
Kong Stock Exchange. The group’s interest in Tencent was diluted from 50% to approximately 36,1%. Tencent’s net proceeds were approximately HK$1,64 billion. The group realised a dilution profit of R358,4 million. The group exercised joint control over the operations of Tencent until 16 June 2004 and therefore proportionately consolidated the results of
Tencent until that date. After the listing of Tencent the group retained significant influence over Tencent’s financial and operating policies, therefore Tencent was equity accounted by the group from 16 June 2004.
NetMed NV (“NetMed”) announced on 19 June 2003 that, subject to the fulfilment of certain conditions precedent, it had reached an agreement with Teletypos SA (“Teletypos”), in terms of which Teletypos will exchange its interest in MultiChoice Hellas SA for approximately 56,6 million in cash and a 12,5% equity interest in NetMed. On 22 September 2004 the last regulatory approvals and conditions precedent were fulfilled, therefore this transaction was accounted for in the year ended 31 March 2005. The group realised a profit of R215,7 million on the dilution of its interest in NetMed. Goodwill of R312,9 million was accounted for on the acquisition of the remaining interest that the group did not already own in MultiChoice Hellas.
Beijing Media Corporation Limited (“BMC”) completed an initial public offering of shares on 22 December 2004 and listed on the Hong Kong Stock Exchange. The group acquired an interest of 9,9% in BMC through its participation in the initial public offering. The group paid R273,2 million in cash for its interest. The group has classified the investment as an available-for-sale investment and is carrying it on its balance sheet at fair value.
On 1 February 2005 M-Web Holdings (Proprietary) Limited (“MWEB”) acquired from Tiscali International BV its South
African ISP business (“Tiscali”) for a purchase consideration of R309,3 million in cash.

notes to the consolidated annual ﬁnancial statements
(continued)

4. SIGNIFICANT ACQUISITIONS AND DIVESTITURES
(continued)
The fair value of the identifiable assets and liabilities of Tiscali as at the date of the acquisition were:
Recognised
Carrying
on acquisition
value
R’000
R’000
Property, plant and equipment 6 368 30 079
Subscriber base 224 013 –
Deferred tax (49 831) 10 260
Cash and cash deposits 39 160 39 160
Other current assets 3 633 3 633
Current liabilities (52 622) (60 511)
Fair value of net assets 170 721 22 621
Goodwill arising on acquisition 138 579
Purchase consideration 309 300
The cash outflow on acquisition is as follows:
R’000
Net cash acquired with the Tiscali business 39 160
Cash paid (309 300)
Net cash outflow (270 140)
The purchase agreement contained terms where any excess in net asset value acquired greater than R44,5 million would be payable on a rand-for-rand basis to the seller. The group paid an additional R11,7 million on closing of the transaction. This was recorded as an adjustment to goodwill. Included in the goodwill recognised are certain intangible assets that cannot be individually separated and reliably measured from the acquiree due to their nature. These assets consist of synergy benefits.
During the 2005 financial year the company disposed of the balance of its investment in Liberty Media Corporation for a consideration of R141,6 million. A profit on sale of investments of R18,7 million was realised on this transaction.

notes to the consolidated annual ﬁnancial statements
(continued)
Naspers Limited Annual Report 2006
97
31 March
2006
2005
R’000
R’000
5. PROPERTY, PLANT AND EQUIPMENT
Land and buildings – owned
648 013
571 547
Cost price
744 504
668 664
Accumulated depreciation
96 491
97 117
Land and buildings – leased
128 047
95 621
Cost price
157 581
116 363
Accumulated depreciation
29 534
20 742
Manufacturing equipment – owned
847 715
520 885
Cost price
1 303 009
973 918
Accumulated depreciation
455 294
453 033
Manufacturing equipment – leased
69 811
76 323
Cost price
148 768
149 819
Accumulated depreciation
78 957
73 496
Transmission equipment – owned
99 625
105 936
Cost price
356 374
555 464
Accumulated depreciation
256 749
449 528
Transmission equipment – leased
1 211 234
1 369 372
Cost price
2 689 472
2 734 447
Accumulated depreciation
1 478 238
1 365 075
Vehicles, computer and office equipment – owned
596 413
545 016
Cost price
1 769 894
1 724 852
Accumulated depreciation
1 173 481
1 179 836
Vehicles, computer and office equipment – leased
6 367
11 365
Cost price
9 359
22 055
Accumulated depreciation
2 992
10 690
Subtotal
3 607 225
3 296 065
Work-in-progress
81 284
148 598
Net book value
3 688 509
3 444 663
Total cost price
7 260 245
7 094 180
Total accumulated depreciation
3 571 736
3 649 517
Net book value
3 688 509
3 444 663

notes to the consolidated annual ﬁnancial statements
(continued)

5. PROPERTY, PLANT AND EQUIPMENT
(continued)
Vehicles,
computers
Land and Manufacturing Transmission
and office
Total
Total
buildings
equipment
equipment
equipment
2006
2005
R’000
R’000
R’000
R’000
R’000
R’000
Cost
Opening balance 785 027 1 123 737 3 289 911 1 746 907
6 945 582
6 508 523
Disposal of interest
in joint ventures
(10 453) (25 629) (326 207) (66 377)
(428 666)
(53 977)
Foreign currency
translation effects
(2 052) (1 708) (104 170) (26 535)
(134 465)
27 403
Reallocation (7 505) 129 30 715 (23 339)
–
–
Impairment – – – –
–
(4 748)
Acquisition of subsidiaries 6 – 3 248 27 631
30 885
7 588
Disposal of subsidiaries – – – (16 896)
(16 896)
(2 419)
Acquisitions 148 413 401 956 196 397 281 647
1 028 413
606 369
Disposals (11 351) (46 708) (44 048) (143 785)
(245 892)
(143 157)
Closing balance
902 085 1 451 777 3 045 846 1 779 253
7 178 961
6 945 582
Work-in-progress 31 March
81 284
148 598
Total cost
7 260 245
7 094 180
Accumulated depreciation
Opening balance 117 859 526 529 1 814 603 1 190 526
3 649 517
3 197 386
Disposal of interest
in joint ventures
(9 820) (25 629) (250 131) (52 848)
(338 428)
(11 488)
Foreign currency
translation effects
(1 949) (1 700) (76 997) (22 266)
(102 912)
30 405
Reallocation 726 (470) 10 220 (10 476)
–
–
Impairment – – – 326
326
(1 270)
Reversal of previous
impairment
(673) – –
(1 402)
(2 075)
–
Acquisition of subsidiaries – – – –
–
543
Disposal of subsidiaries – – – (12 968)
(12 968)
(745)
Depreciation 25 168 81 479 281 697 207 202
595 546
555 533
Disposals (5 286) (45 958) (44 405) (121 621)
(217 270)
(120 847)
Closing balance
126 025 534 251 1 734 987 1 176 473
3 571 736
3 649 517
Cost 902 085 1 451 777 3 045 846 1 779 253
7 178 961
6 945 582
Accumulated depreciation 126 025 534 251 1 734 987 1 176 473
3 571 736
3 649 517
Net book value
776 060 917 526 1 310 859 602 780
3 607 225
3 296 065
Work-in-progress 31 March
81 284
148 598
Total net book value
3 688 509
3 444 663
In terms of IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” an assessment of the expected future benefits associated with property, plant and equipment was determined. Based on the latest available and reliable information there was a change in the estimated useful life and residual value, which resulted in a decrease in depreciation of R0,3 million (2005: increase of R13,3 million).
During the financial year ended 31 March 2006 the group recognised an impairment of property, plant and equipment with a net book value of R0,3 million (2005: R3,5 million). The impairment loss has been included in “other (losses)/
gains – net” in the income statement. The recoverable amount has been determined based on a value in use calculation.
The impairment resulted from the recoverable amount of the assets being lower than the carrying value thereof.
The group has pledged property, plant and equipment with a carrying value of R452,4 million at 31 March 2006
(2005: R464,9 million) as security against certain term loans and overdrafts with banks.
Registers containing additional information on land and buildings are available for inspection at the registered offices of the respective group companies. The directors are of the opinion that the recoverable amount of each class of property exceeds the carrying amount at which it is included in the balance sheet.

notes to the consolidated annual ﬁnancial statements
(continued)
Naspers Limited Annual Report 2006
99
31 March
2006
2005
R’000
R’000
6. GOODWILL
Cost
Opening balance
867 045
813 528
Foreign currency translation effects
(3 736)
(1 704)
Acquisitions
2 500
3 578
Disposal of subsidiaries
–
(356)
Disposal of interest in joint ventures
(2 284)
(96 360)
Acquisition of subsidiaries
9 145
150 662
Successive acquisition
(5 915)
(2 303)
Closing balance
866 755
867 045
Accumulated impairment
Opening balance
8 011
–
Impairment
69 009
8 011
Closing balance
77 020
8 011
Net book value
789 735
859 034

The group recognised impairment losses on goodwill of R69,0 million (2005: R8,0 million) during the financial year ended
31 March 2006, due to the fact that the recoverable amount of certain cash-generating units were less than their carrying value. The impairment charges have been included in “other (losses)/gains – net” in the income statement. The recoverable amounts have been based on value-in-use calculations.
The changes in the carrying amount of goodwill on a segmental basis for the year ended 31 March 2006 are as follows:
Electronic media
Print media
Conditional Newspapers,
Pay-
access
magazines
television
Internet
systems and printing
Books
Education
Total
R’000
R’000
R’000
R’000
R’000
R’000
R’000
Net book value
Opening balance 375 546 258 791 54 618 75 089 11 536 83 454 859 034
Foreign currency
translation effects
(3 005) – (731) – – – (3 736)
Impairment (9 144) – – – (3 980) (55 885) (69 009)
Acquisitions – – – – 2 500 – 2 500
Acquisition of
subsidiaries
9 145 – – – – – 9 145
Successive acquisition – (7 889) – 1 974 – – (5 915)
Disposal of interest
in joint ventures
(2 284) – – – – – (2 284)
Closing balance
370 258
250 902
53 887
77 063
10 056
27 569
789 735

notes to the consolidated annual ﬁnancial statements
(continued)

6. GOODWILL
(continued)
Impairment testing of goodwill
The group has allocated its goodwill to various cash-generating units. The recoverable amounts of these cash-generating units have been determined based on either a value-in-use calculation or on a fair value less costs to sell basis. The value in use is based on discounted cash flow calculations. The group based its cash flow calculations on three to five-year budgeted and forecast information approved by senior management and the various boards of directors of group companies. Long-
term average growth rates for the respective countries in which the entities operate were used to extrapolate the cash flows into the future. Where fair value was used to calculate recoverable amounts, it is based on publicly traded market prices. The group allocated goodwill to the following cash-generating units:
Basis of
Discount
Growth rate
Net book determination
rate
used to
value of recoverable
applied to
extrapolate
R’000
amount
cash flows
cash flows
Cash-generating unit
MultiChoice Cyprus Limited 42 388 Value in use 14,0% 3,6%
Electronic Media Network Limited and
SuperSport International Holdings Limited
327 870 Value in use 16,6% 4,0%
Irdeto Access BV 53 887 Value in use 10,7% 2,5%
M-Web Holdings Limited 250 902 Value in use 20,7% 4,0%
Boland Newspapers (Proprietary) Limited 23 581 Value in use 13,5% 4,0%
Paarl Media Holdings (Proprietary) Limited 34 669 Value in use 13,5% 4,0%
Natal Witness Printing and Publishing Company
(Proprietary) Limited
14 370 Value in use 13,5% 4,0%
Educor Holdings Limited 27 569 Value in use 16,5% 4,0%
Via Afrika Limited 8 056 Value in use 14,2% 4,0%
Various other units 6 443 Value in use various various
789 735

notes to the consolidated annual ﬁnancial statements
(continued)
Naspers Limited Annual Report 2006
101
7. OTHER INTANGIBLE ASSETS
Intellectual
property
Brand
rights and Subscriber names and Concession
Total
Total
patents
base
title rights
rights
Software
2006
2005
R’000
R’000
R’000
R’000
R’000
R’000
R’000
Cost
Opening balance 119 055 226 340 203 954 12 579 76 243
638 171
356 888
Disposal of interest
in joint ventures
– – – (11 792) –
(11 792)
–
Foreign currency
translation effects
(1 029) – – (787) –
(1 816)
(1 825)
Acquisition of subsidiaries – – – – –
–
246 806
Disposal of subsidiaries (1 000) – – – (2 578)
(3 578)
–
Acquisitions 27 830 1 387 5 443 – 66 221
100 881
52 650
Disposals 527 – 97 – (7 803)
(7 179)
(16 348)
Work-in-progress – – – – 8 102
8 102
–
Closing balance
145 383
227 727
209 494
–
140 185
722 789
638 171
Accumulated
amortisation
Opening balance 82 300 8 845 141 811 5 819 32 053
270 828
226 631
Disposal of interest
in joint ventures
– – – (5 852) –
(5 852)
–
Foreign currency
translation effects
(358) – – (390) –
(748)
(1 878)
Impairment 131 – 707 – –
838
4 992
Reversal of previous
impairment
– – – – (413)
(413)
–
Disposal of subsidiaries (50) – 10 – (899)
(939)
–
Disposals 527 – 97 – (6 710)
(6 086)
(16 348)
Amortisation 10 530 45 741 11 023 423 27 995
95 712
57 431
Closing balance
93 080
54 586
153 648
–
52 026
353 340
270 828
Net book value
52 303
173 141
55 846
–
88 159
369 449
367 343
The group recognised impairment losses on other intangible assets of R0,8 million (2005: R5,0 million) during the financial year ended 31 March 2006, due to the fact that the recoverable amounts of certain cash-generating units were less than their carrying values. The impairment charges have been included in “other (losses)/gains – net” in the income statement. The recoverable amounts have been based on value-in-use calculations with discount rates comparable to those used in assessing the impairment of goodwill.
In terms of IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” an assessment of the expected future benefits associated with other intangible assets were determined. Based on the latest available and reliable information there was a change in the estimated useful life, which resulted in a decrease in amortisation of R12,6 million (2005: nil).

notes to the consolidated annual ﬁnancial statements
(continued)

31 March
2006
2005
R’000
R’000
8. INVESTMENTS AND LOANS
Investments in associates
Listed
1 249 055
805 048
Unlisted
59 110
32 640
1 308 165
837 688
Investments and loans
Loans to related parties
Unlisted
23 114
24 779
At fair value through profit and loss investments
Listed
–
8 111
Unlisted
32 031
30 458
32 031
38 569
Available-for-sale investments
Listed
–
313 763
Unlisted
387
1 033
387
314 796
Originated loans
Unlisted
19 331
23 127
Total investments and loans
74 863
401 271
Investments classified on balance sheets
Non-current
74 863
393 160
Current
–
8 111
74 863
401 271
The market value of the group’s listed investments at 31 March 2006 amounted to R6 505,5 million (2005: R3 208,0 million).Tencent Holdings Limited contributed R6 309,5 million (2005: R2 886,1 million) and Beijing Media Corporation Limited
R196,0 million (2005: R313,8 million). The valuation of total unlisted investments and loans, as approved by the directors of the respective group companies, amounted to R134,0 million (2005: R112,0 million).
During the financial year ended 31 March 2005, the investment in Beijing Media Corporation Limited was held as an available-for-sale investment, at a value of R313,8 million. This investment was reclassified to “investments in associates”
during the financial year ended 31 March 2006, as significant influence is established through cooperation agreements, board representation, and the placement of key management. Unrealised gains and losses, to the value of R41,7 million, that arose from the changes in the fair value of this investment were previously accounted for in equity, but have been transferred to the carry value of the investment in associate.

notes to the consolidated annual ﬁnancial statements
(continued)
Naspers Limited Annual Report 2006
103
8. INVESTMENTS AND LOANS
(continued)
The following information relates to Naspers Limited’s financial interest in its significant subsidiaries, over which the group has voting control through its direct and indirect interests in respective intermediate holding companies and other entities:
Effective
percentage
Country of Functional
Name of subsidiary
interest*
Nature of business
incorporation
currency D or I
2006
2005
%
%
LISTED COMPANIES
MultiChoice Cyprus Limited
26,4
26,4 Subscription television Cyprus CYP I
UNLISTED COMPANIES
Media24 Limited
100,0
100,0 Print media company South Africa ZAR D
Paarl Media Holdings
(Proprietary) Limited
92,1
83,8 Printing South Africa ZAR I
Touchline Media
(Proprietary) Limited
100,0
100,0 Publishing of magazines South Africa ZAR I
Boland Koerante
(Proprietary) Limited
75,0
75,0 Publishers of newspapers South Africa ZAR I
Via Afrika Limited
100,0
100,0 Publishing of books South Africa ZAR I
Educor Holdings Limited
100,0
100,0 Education South Africa ZAR I
MIH Investments
(Proprietary) Limited
100,0
100,0 Investment holding company South Africa ZAR D
MIH Holdings Limited
100,0
100,0 Holding company South Africa ZAR I
MultiChoice Africa
(Proprietary) Limited
100,0
100,0 Subscription television South Africa ZAR I
M-Web Holdings
(Proprietary) Limited
100,0
100,0 Internet content provider South Africa ZAR I
MIH (BVI) Limited
100,0
100,0 Investment holding British Virgin Islands USD I
Myriad International
Holdings BV
100,0
100,0 Investment holding The Netherlands EUR I
MultiChoice Africa Limited
100,0
100,0 Investment holding Mauritius USD I
NetMed NV
74,5
74,5 Investment holding The Netherlands EUR I
NetMed Hellas SA
74,5
74,5 Subscription television Greece EUR I
MultiChoice Hellas SA
44,9
44,9 Subscription television Greece EUR I
Entriq Incorporated
100,0
100,0 Technology development USA USD I
Irdeto Access BV
100,0
100,0 Technology development The Netherlands USD I
M-Web (Thailand) Limited
100,0
100,0 Internet content provider Thailand THB I
MultiChoice Cyprus
Holdings Limited
51,7
51,7 Holding company Cyprus CYP I
Shanghai Sportcn.com
Information Technology
Company Limited
87,7
87,7 Online sport content China CNY I
D – Direct interest
I – Combined direct and indirect effective interest
* – The percentage interest shown is the financial effective interest, after adjusting for the interests of the group’s equity compensation plans treated as treasury shares.

notes to the consolidated annual ﬁnancial statements
(continued)

8. INVESTMENTS AND LOANS
(continued)
The following information relates to Naspers Limited’s financial interest in its significant joint ventures, over which the group has joint voting control through its direct and indirect interests in respective intermediate holding companies and other entities:
Effective
percentage
Country of Functional
Name of joint venture
interest*
Nature of business
incorporation
currency D or I
2006
2005
%
%
LISTED COMPANIES
United Broadcasting
Corporation Public
Company Limited
–
30,6 Subscription television Thailand THB I
UNLISTED COMPANIES
MNH Holdings (1998)
(Proprietary) Limited
50,0
50,0 Investment holding company South Africa ZAR D
Electronic Media Network
Limited
60,1
60,1 Pay-TV content provider South Africa ZAR I
SuperSport International
Holdings Limited
60,1
60,1 Pay-TV content provider South Africa ZAR I
MultiChoice Supplies
(Proprietary) Limited
50,0
50,0 Set-top box rentals South Africa ZAR I
MKSC World Dot Com
Co. Limited
–
40,6 Internet service provider Thailand THB I
Myriad International
Programming Services BV
80,0
80,0 Programme and film rights The Netherlands EUR I
The Natal Witness Printing
and Publishing Company
Publishing and printing
(Proprietary) Limited
50,0
50,0 of newspapers South Africa ZAR I
D – Direct interest
I – Combined direct and indirect effective interest
* – The percentage interest shown is the financial effective interest, after adjusting for the interests of the group’s equity compensation plans treated as treasury shares.
The group has pledged a 29,98% interest in Electronic Media Network Limited and SuperSport International Holdings Limited as security with a bank against a term loan.
Additional joint venture disclosure
The following is the group’s interest in the combined summarised balance sheets and income statements of the joint ventures as per their financial statements:
31 March
2006
2005
R’000
R’000
Balance sheet
Non-current assets
340 680
391 918
Current assets
879 660
1 119 611
Non-current liabilities
64 184
420 078
Current liabilities
813 915
838 182
Income statement
Revenue
2 277 088
1 992 190
Net profit
356 060
211 199
The group’s interest in the joint ventures’ capital commitments and contingent liabilities at 31 March 2006 amounted to R78,4 million (2005: R36,8 million) and R3,0 million (2005: R5,5 million) respectively.

notes to the consolidated annual ﬁnancial statements (continued)
Naspers Limited Annual Report 2006

8. INVESTMENTS AND LOANS (continued)
The following information relates to Naspers Limited’s financial interest in its significant associated companies:
Effective
Name of
percentage
Country of Functional
associated companies
interest*
Nature of business
incorporation
currency D or I
2006
2005
%
%
LISTED COMPANIES
Tencent Holdings Limited
36,1
35,6 Instant-messaging services China CNY I
Beijing Media Corporation Print media advertising
Limited
9,9
9,9 and print-related services China HKD I
UNLISTED COMPANIES
The Hometrader
(Eastern Cape)
(Proprietary) Limited
25,0
25,0 Production of newspaper inserts South Africa ZAR I
Alibiprops 12
(Proprietary) Limited
19,6
49,0 Educational book retailer South Africa ZAR I
ChineseAll
25,0
– Internet-related services China CNY I
Internet Music Company
(Proprietary) Limited
34,0
– Internet-related services South Africa ZAR I
Free State Cheetahs
(Proprietary) Limited
14,7
14,7 Rugby operations South Africa ZAR I
Griqualand West Rugby
(Proprietary) Limited
14,7
14,7 Rugby operations South Africa ZAR I
Natal Sharks
(Proprietary) Limited
24,0
24,0 Rugby operations South Africa ZAR I
I – Combined direct and indirect effective interest
* – The percentage interest shown is the financial effective interest, after adjusting for the interests of the group’s equity compensation plans treated as treasury shares.

notes to the consolidated annual ﬁnancial statements
(continued)

8. INVESTMENTS AND LOANS (continued)
31 March
2006
2005
R’000
R’000
Investments in associated companies
Opening balance
837 688
29 438
Associated companies acquired – gross consideration
325 404
729 413
Net assets acquired
–
659 881
Goodwill and intangibles recognised
383 688
68 347
Deferred taxation recognised
(61 642)
–
Other
3 358
1 185
Associated companies sold
(1 388)
(10 084)
Share of current year other reserve movements
(50)
4 415
Share of equity-accounted results
154 155
88 597
Net income before amortisation
145 984
93 583
Net (loss) before amortisation
(269)
–
Taxation
8 440
(4 986)
Equity-accounted results due to purchase accounting
(2 878)
–
Amortisation of other intangible assets
(3 184)
–
Realisation of deferred taxation
306
–
Dividends received
(44 589)
(4 091)
Foreign currency translation adjustments
39 823
–
Closing balance
1 308 165
837 688
The group recognised R151,3 million (2005: R88,6 million) as its share of equity-accounted results in the income statement.
Additional associate disclosure
The following are the combined summarised balance sheets and income statements of the associated companies as per their financial statements:
Balance sheet
Non-current assets
882 808
307 076
Current assets
3 488 656
1 963 300
Total assets
4 371 464
2 270 376
Non-current liabilities
124 503
205 669
Current liabilities
848 425
5 931
Total liabilities
972 928
211 600
Total shareholders’ equity
3 398 536
2 058 776
Total equity and liabilities
4 371 464
2 270 376
Income statement
Revenue
1 764 681
703 389
Operating profit
495 013
231 470
Net profit
484 477
244 929
The group discontinued the recognition of its share of losses of some associated companies. The accumulated unrecognised portion of the group’s share of losses amounted to R1,3 million at 31 March 2006 (2005:
R1,2 million).

notes to the consolidated annual ﬁnancial statements
(continued)
Naspers Limited Annual Report 2006
107
8. INVESTMENTS AND LOANS
(continued)
The following are entities with more than 50% ownership, which are not consolidated due to immaterial operations:
Name of entity
Effective percentage interest %
Country of incorporation
M-Web Zimbabwe (Proprietary) Limited 70,0 Zimbabwe
Betung Cable (China) Limited 100,0 Hong Kong
The following entities are consolidated due to management control through shareholder agreements even though ownership is less than 50%. These entities would normally be accounted for as associates, but are now consolidated:
Name of entity
Effective percentage interest %
Country of incorporation
MultiChoice Namibia (Proprietary) Limited 49,0 South Africa
Details Nigeria (Proprietary) Limited 49,0 Nigeria
MultiChoice Hellas SA 44,9 Greece
Afribooks (Proprietary) Limited 40,0 South Africa
MultiChoice Cyprus Limited 26,4 Cyprus
The following entity has less than 20% ownership, but is classified as an associate as significant influence is established through cooperation agreements, board representation, and the placement of key management:
Name of entity
Effective percentage interest %
Country of incorporation
Beijing Media Corporation Limited 9,9 China
31 March
2006
2005
Investments and loans
R’000
R’000
Loans to related parties
Uppercase Media (Proprietary) Limited
6 733
9 504
Natal Witness Printing and Publishing Company (Proprietary) Limited
5 000
5 000
8 Ink Publishing (Proprietary) Limited
6 642
3 629
MKSC World Dot Com Co. Limited
–
4 269
Shape SA (Proprietary) Limited
1 050
200
East African Magazines (Proprietary) Limited
2 706
–
Other
983
2 177
Total loans to related parties
23 114
24 779
At fair value through profit and loss investments
Sanlam Dividend Income Fund
32 029
30 458
Andreou & Paraskevaides Enterprises Limited
–
7 151
Other
2
960
Total at fair value through profit and loss investments
32 031
38 569
Less: Short-term portion
–
(8 111)
Long-term at fair value through profit and loss investments
32 031
30 458
Available-for-sale investments and loans
Beijing Media Corporation Limited
–
313 763
Other
387
1 033
Total available-for-sale investments and loans
387
314 796
Originated loans
Thebe Scitech (Proprietary) Limited
13 000
15 000
Other
6 331
8 127
Total originated loans
19 331
23 127

notes to the consolidated annual ﬁnancial statements (continued)

31 March
2006
2005
R’000
R’000
9. PROGRAMME AND FILM RIGHTS
Cost price
– programme rights
1 015 155
722 104
– film rights
504 365
559 702
1 519 520
1 281 806
Accumulated amortisation
– programme rights
(518 732)
(296 430)
– film rights
(233 610)
(218 812)
(752 342)
(515 242)
Net book value
– programme rights
496 423
425 674
– film rights
270 755
340 890
767 178
766 564
Classified on the balance sheet as follows:
– non-current assets
171 145
47 558
– current assets
596 033
719 006
767 178
766 564
10. DEFERRED TAXATION
Opening balance
388 634
428 879
Acquisition of subsidiaries and joint ventures
(5 087)
(49 833)
Disposal of subsidiaries and joint ventures
(7 677)
(1 280)
Accounted for in income statement
(29 450)
8 388
Accounted for against reserves
10 687
2 281
Foreign currency translation effects
(22 035)
199
Closing balance
335 072
388 634

notes to the consolidated annual ﬁnancial statements
(continued)
Naspers Limited Annual Report 2006
109
10. DEFERRED TAXATION
(continued)
The deferred tax assets and liabilities and movement thereon are attributable to the following items:
Acquisition Disposal of
of subsidiary subsidiary
Foreign
1 April
Charged
Charged
and joint
and joint
exchange
31 March
2005
to income
to equity
venture
venture adjustment
2006
R’000
R’000
R’000
R’000
R’000
R’000
R’000
Deferred taxation assets
Property, plant and
equipment
51 825 48 896 – – 1 514 (10 161)
92 074
Intangible assets 13 926 (693) – – 278 16 775
30 286
Receivables and
current assets
47 875 (8 267) – 12 485 12 895 (21 585)
43 403
Provisions and other
current liabilities
188 196 2 068 – (11 505) (182) 52 717
231 294
Programme and
film rights
69 555 44 357 – – – (81 343)
32 569
Income received
in advance
81 373 20 781 – – 745 (946)
101 953
Tax losses carried
forward
998 597 (210 101) – – (9 011) (108 691)
670 794
Capitalised finance
leases
252 325 (19 575) – – – (22 276)
210 474
Derivative assets (21 807) 49 343 – – – –
27 536
Hedging reserve – (23) 10 224 – – –
10 201
STC credits 93 989 14 862 – – – –
108 851
Other – (3 490) – – – 9 250
5 760
1 775 854
(61 842)
10 224
980
6 239
(166 260) 1 565 195
Valuation allowance 919 133 (49 733) – – 1 460 (143 414)
727 446
856 721
(12 109)
10 224
980
4 779
(22 846)
837 749
Deferred taxation
liabilities
Property, plant and
equipment
307 944 26 035 – 6 067 – (6 596)
333 450
Intangible assets 65 431 2 595 – 56 – (65 398)
2 684
Receivables and
current assets
6 891 (8 454) – (56) 12 456 64 403
75 240
Provisions and other
current liabilities
519 – – – – –
519
Capitalised finance
leases
68 796 (6 198) – – – (6 014)
56 584
Derivative assets 4 543 16 878 – – – –
21 421
Hedging reserve 1 744 – (463) – – –
1 281
Programme and
film rights
20 403 (10 032) – – – –
10 371
Other (8 184) (3 483) – – – 12 794
1 127
468 087
17 341
(463)
6 067
12 456
(811)
502 677
Net deferred taxation
388 634
(29 450)
10 687
(5 087)
(7 677)
(22 035)
335 072

notes to the consolidated annual ﬁnancial statements
(continued)

10. DEFERRED TAXATION
(continued)
Valuation allowances are created against the net deferred tax assets, when it is probable that the deferred tax assets will not be realised in the near future, due to the timing on available tax loss carry-forwards that arose on these losses. Further valuation allowances have been raised when it is uncertain if future taxable profits will be avaliable to utilise unused tax losses and timing differences.
South
Rest of
Greece
Africa
Africa and Cyprus
Thailand Netherlands
USA
Total
R’000
R’000
R’000
R’000
R’000
R’000
R’000
Valuation allowance 362 306 6 470 101 620 33 278 63 876 159 896 727 446
The group has tax loss carry-forwards of approximately R2 313,1 million (2005: R3 345,9 million). A summary of the tax loss carry-forwards at 31 March 2006 by tax jurisdiction and the expected expiry dates are set out below:
South
Rest of
Greece
Africa
Africa and Cyprus
Thailand Netherlands
USA
Total
R’000
R’000
R’000
R’000
R’000
R’000
R’000
Expires in year one – – 30 410 11 565 – – 41 975
Expires in year two – – 67 978 9 265 – – 77 243
Expires in year three – – 22 7 081 – – 7 103
Expires in year four – 19 898 33 776 5 356 – – 59 030
Expires in year five – – 9 11 – – 20
Expires after year five 1 265 101 143 259 – – 309 606 409 746 2 127 712
1 265 101 163 157 132 195 33 278 309 606 409 746 2 313 083
The ultimate outcome of additional taxation assessments may vary from the amounts accrued. However, management believes that any additional taxation liability over and above the amount accrued would not have a material adverse impact on the group’s income statement and balance sheet.
Deferred tax assets and liabilities are offset when the income tax relates to the same fiscal authority and there is a legal right to offset at settlement. The following amounts are shown in the consolidated balance sheets:
31 March
2006
2005
R’000
R’000
Classification on balance sheet
Deferred tax assets
837 749
856 721
Deferred tax liabilities
(502 677)
(468 087)
Net deferred tax assets
335 072
388 634
The group charged deferred income tax of R10,7 million (2005: R2,3 million) to equity as a result of changes in the fair value of derivative financial instruments where the forecast transaction or commitment has not resulted in an asset or liability.

notes to the consolidated annual ﬁnancial statements
(continued)
Naspers Limited Annual Report 2006
111
31 March
2006
2005
R’000
R’000
11. INVENTORY
Carry value
Raw materials
157 809
101 126
Finished products, trading inventory and consumables
302 783
216 244
Work-in-progress
26 136
17 824
Decoders, internet and associated components
136 383
170 028
Gross inventory
623 111
505 222
Provision for slow-moving and obsolete inventories
(118 635)
(121 755)
Net inventory
504 476
383 467
The total impairment charged to write inventory down to net realisable value in the income statement amounted to R34,2 million (2005: R16,1 million), and reversals of these impairments amounted to R24,8 million (2005: R8,2 million).
12. TRADE RECEIVABLES
Carry value
Trade accounts receivable, gross
1 747 922
1 651 260
Less: Provision for impairment of receivables
(211 078)
(238 687)
1 536 844
1 412 573
Included in trade receivables are R949,5 million at 31 March 2006 (2005: R837,1 million), pre-billed to customers and credit balances, which have been included in deferred income
(see note 21). The group has pledged accounts receivable with a carrying value of
R2,5 million at 31 March 2006 (2005: R15,8 million) as security against certain term loans and overdrafts with banks.
13. OTHER RECEIVABLES
Prepayments and accrued income
237 042
235 060
Receivables from minority shareholders
8 917
851
Staff debtors
8 587
9 226
VAT and related taxes receivable
28 821
30 808
Other receivables
216 360
134 302
499 727
410 247

notes to the consolidated annual ﬁnancial statements
(continued)

14. RELATED PARTY TRANSACTIONS AND BALANCES
The group entered into transactions and has balances with a number of related parties, including equity investees, directors, shareholders and entities under common control. Transactions that are eliminated on consolidation are not included. The transactions and balances with related parties are summarised below:
31 March
2006
2005
R’000
R’000
Sale of goods and services to related parties
Notes
Electronic Media Network Limited [a]
50 431
43 212
SuperSport International Holdings Limited [a]
3 490
15 673
Myriad International Programming Services BV [a]
–
2 615
United Broadcasting Corporation Public Company Limited [a]
159
6 361
Jane Raphaely & Associates (Proprietary) Limited [b]
13 405
10 252
New Media Publishers (Proprietary) Limited [b]
39 702
32 885
East African Magazines (Proprietary) Limited [b]
204
1 016
8 Ink (Proprietary) Limited [b]
4 939
2 455
Capital Media (Proprietary) Limited [b]
1 822
2 183
Rodale & Touchline Publishers (Proprietary) Limited [b]
11 336
12 214
Shape (Proprietary) Limited [b]
3 956
4 854
Uppercase Media (Proprietary) Limited [b]
17 120
10 244
CTP Limited [b]
13 334
–
Associated Magazines (Proprietary) Limited [b]
1 722
–
161 620
143 964
Notes:
[a] Sale of goods and services to M-Net, SuperSport, United Broadcasting
Corporation Public Company Limited and Myriad International
Programming Services BV.
[b] Media24 Limited receives revenue from a number of its related parties mainly for the printing and distribution of magazines and newspapers.
Purchase of goods and services
Electronic Media Network Limited and SuperSport International Holdings Limited [a]
2 182 677
1 909 895
CTP Limited [b]
12 897
–
New Media Publishers (Proprietary) Limited [b]
5 513
4 292
Natal Witness Printing and Publishing Company (Proprietary) Limited [b]
4 672
1 365
2 205 759
1 915 552
Notes:
[a] Channel and programming rights purchased by MultiChoice Africa
(Proprietary) Limited.
[b] Media24 Limited purchases goods and services from a number of its related parties mainly for the printing and distribution of magazines and newspapers.

notes to the consolidated annual ﬁnancial statements
(continued)
Naspers Limited Annual Report 2006
113
14. RELATED PARTY TRANSACTIONS AND BALANCES
(continued)
Other transactions with related parties
Tencent Holdings Limited (“Tencent”)
The group entered into a number of intellectual property and know-how licensing agreements with Tencent. On 27 June 2002 Tencent granted a sole and exclusive licence to a group company to use and to authorise its affiliates (“the operators”), which carry on business in sub-Saharan Africa (including South Africa), Indonesia, Thailand, Greece and Cyprus to use certain proprietary intellectual property and know-how of Tencent for a licence fee computed at 40% of gross revenue derived by the operators by using this proprietary information. The agreement is for a term of 15 years and expires in 2017.
MultiChoice Nigeria Limited (“MCN”)
The group has a loan of R39,0 million (2005: R35,6 million) with MCN’s minority shareholder, which bears interest at
10,22%. An impairment charge of R30,9 million was raised during the year against the outstanding balance as this was not deemed recoverable. The remaining balance of R8,1 million is due by 31 March 2007.
MultiChoice Ghana Limited (“MGL”)
An advance of US$0,4 million was made during the 2004 financial year to a minority shareholder in MGL. The MGL minority shareholders’ loan bears interest at 1% above LIBOR and is secured by a pledge of shares in MGL. There was no outstanding balance on this advance at 31 March 2006.
Antenna TV (“Antenna”)
In prior years, NetMed NV entered into agreements with Antenna for the purchase of a 5% interest (plus a 10% option) in NetMed NV and for the right to distribute three Antenna channels. In October 2001, Antenna concluded the transaction for the acquisition of 5% of the shares in NetMed NV for a consideration of approximately R94,7 million (US$12 million). Two channels were aired in the current year with a third in the planning phase. On 2 January 2006, Antenna exercised a put option to sell the above stake to Myriad International Holdings BV at a price equal to the fair value of each share. At 31 March 2006, the valuation process in respect of determining the fair value of each share, was still in progress.
Electronic Media Network Limited (“M-Net”)
M-Net reduced its capital by paying a total of R84,3 million to its shareholders in March 2006. The group participated in this transaction to the extent of its shareholding in M-Net.
SuperSport International Holdings Limited (“SuperSport”)
SuperSport reduced its capital by paying a total of R62,4 million to its shareholders in March 2006. The group participated in this transaction to the extent of its shareholding in SuperSport.
M-Net and SuperSport ceded forward exchange contracts (FECs) totalling US$49,9 million on 31 March 2003 at no consideration to the group. The FECs ceded are at an average rate of R12,16 and matured between 28 November 2003 and 31 March 2005.

notes to the consolidated annual ﬁnancial statements continued)

31 March
2006
2005
R’000
R’000
14. RELATED PARTY TRANSACTIONS AND BALANCES
(continued)
The balances of advances, deposits, receivables and payables between the group and related parties are as follows:
Receivables
Electronic Media Network Limited
2 176
2 477
SuperSport International Holdings Limited
1 301
–
United Broadcasting Corporation Public Company Limited
–
7 432
MKSC World Dot Com Co. Limited
–
2 082
Capital Media (Proprietary) Limited
–
487
Jane Raphaely & Associates (Proprietary) Limited
2 381
1 984
New Media Publishers (Proprietary) Limited
8 096
6 315
Rodale & Touchline Publishers (Proprietary) Limited
3 246
2 554
Shape (Proprietary) Limited
965
728
East African Magazines (Proprietary) Limited
–
2 008
Associated Magazines (Proprietary) Limited
1 517
2 056
Minority shareholder loans
–
37 555
Other related parties
157
1 233
19 839
66 911
Payables
Electronic Media Network Limited
84 270
72 613
SuperSport International Holdings Limited
3 476
2 934
Alibiprops 12 (Proprietary) Limited
586
3 673
Natal Witness Printing and Publishing Company (Proprietary) Limited
7 925
–
Jane Raphaely & Associates (Proprietary) Limited
1 238
1 043
Rodale & Touchline Publishers (Proprietary) Limited
–
1 241
MultiChoice Eastern Cape (Proprietary) Limited (Transkei)
–
1 358
Uppercase Media (Proprietary) Limited
2 544
–
CTP Limited
1 857
–
New Media Publishers (Proprietary) Limited
1 709
–
Other related parties
833
3 532
104 438
86 394
Directors’ emoluments
Executive directors
Remuneration for other services paid by subsidiary companies
314
4 023
Non-executive directors
Fees for services as directors
3 082
2 805
Fees for services as directors of subsidiary companies
2 030
2 120
5 112
8 948
No director has a notice period of more than one year.
No director’s service contract includes pre-determined compensation as a result of termination that would exceed one year’s salary and benefits.

notes to the consolidated annual ﬁnancial statements
(continued)
Naspers Limited Annual Report 2006
115
14. RELATED PARTY TRANSACTIONS AND BALANCES (continued)
Directors’ emoluments
(continued)
The individual directors received the following remuneration and emoluments during the current financial year:
Bonuses and
Pension
performance-
contri-
Salary related fees
butions
Total
Executive directors
R’000
R’000
R’000
R’000
2006
J P Bekker – – – –
S J Z Pacak 1 957 2 200 196 4 353
1 957
2 200
196
4 353
2005
J P Bekker – – – –
S J Z Pacak 1 846 2 000 177 4 023
1 846 2 000 177 4 023
Committee
1
Committee
1
Directors’ and trustee
2
Total
Directors’ and trustee
2
Total
fees
fees
2006
fees
fees
2005
Non-executive directors
R’000
R’000
R’000
R’000
R’000
R’000
T Vosloo
3, 4, 5
1 863 –
1 863
1 788 – 1 788
J J M van Zyl
3, 5
535 460
995
629 355 984
E Botha 157 –
157
265 – 265
L N Jonker 175 –
175
130 – 130
N P van Heerden 175 –
175
130 105 235
B J van der Ross 175 4
179
130 39 169
G J Gerwel
3, 6
435 60
495
570 51 621
H S S Willemse 175 3
178
130 3 133
F du Plessis 175 220
395
140 155 295
F T M Phaswana 175 –
175
130 – 130
R C C Jafta 175 150
325
140 35 175
4 215
897
5 112
4 182 743 4 925
Notes on non-executive directors’ remuneration
Note 1: Committee fees include fees for the attendance of the audit committee, the human resources committee, the budget committee and the executive committee meetings of the board.
Note 2: Trustee fees include fees for the attendance of the various retirement fund trustee meetings of the group’s retirement funds, as well as for the attendance of Welkom trustee meetings.
Note 3: Directors’ fees include fees for services as directors of Media24 Limited.
Note 4: Directors’ fees include fees for services as directors of Via Afrika Limited.
Note 5: Directors’ fees include fees for services as directors of MIH Holdings Limited and MIH BV.
Note 6: Directors’ fees include fees for services as directors of Educor Holdings Limited.

notes to the consolidated annual ﬁnancial statements continued)

14. RELATED PARTY TRANSACTIONS AND BALANCES (continued)
Directors’ interests in scheme shares of the Naspers Share Incentive Scheme
The executive directors of Naspers are allowed to participate in the Naspers Share Incentive Scheme. Details in respect of their participation in scheme shares not yet released are as follows:
Purchase
Number of
Purchase
Release
Name
date
N shares
price
period
J P Bekker
1
01/10/2002 1 634 941 R22,39 – 01/10/2006 –
R24,50 01/10/2007
17/12/2002 1 490 854 R29,09 – 17/12/2006 –
R31,54 17/12/2007
S J Z Pacak 02/01/2003 333 334 R23,50 02/01/2007 –
02/01/2008
09/09/2004 100 000 R50,00 09/09/2007 –
09/09/2009
1. The managing director of Naspers has allocations, as indicated above, in the share incentive scheme, in terms of which
Naspers Class N ordinary shares can be acquired at certain prices, with vesting of three tranches taking place over periods of five years. The purchase prices relating to the allocations were set at the middle market price of the shares on the purchase date, but increased by anticipated inflation over the course of the vesting periods of three, four and five years respectively for each of the tranches. Inflation expectations were calculated by the Bureau for Economic Research of Stellenbosch University. The managing director does not earn any remuneration from the group, in particular no salary, bonus, car scheme, medical or pension contributions of any nature whatever are payable. The managing director’s contract is for a five-year period starting on 1 October 2002. No compensation will apply to termination.
On 22 July 2005 50 000 released Naspers N ordinary shares were sold by S J Z Pacak upon payment of the amount of an average price of R21,22 per share (the original average offer prices based on the listed market prices of Naspers Limited
N ordinary shares on the dates of the offers) due to the Naspers Share Incentive Trust, at an average selling price of
R92,12 per Naspers N ordinary share.
On 29 July 2005, 50 000 released Naspers N ordinary shares were sold by S J Z Pacak upon payment of the amount of an average price of R21,22 per share (the original average offer price based on the listed market price of Naspers Limited
N ordinary shares on the dates of the offer) due to the Naspers Share Incentive Trust, at an average selling price of
R97,07 per Naspers N ordinary share.
Directors’ interest in MIH Holdings Share Incentive Scheme
Historically S J Z Pacak has been a participant under the MIH Holdings Share Incentive Scheme. In December 2002, Naspers Limited acquired all the MIH Holdings Limited ordinary shares held by the MIH Holdings Share Trust in exchange for Naspers Class N ordinary shares. Participants exchanged their rights to MIH Holdings Limited shares for Naspers Class N ordinary shares. On 22 July 2005, 44 444 Naspers N ordinary shares were delivered to S J Z Pacak upon payment of the amount of an average price of R13,64 per share and, on the same day, 5 333 Naspers N ordinary shares were delivered to
S J Z Pacak upon payment of the amount of an average price of R20,05 per share (the original average offer prices based on the listed market prices of MIH Holdings Limited shares on the dates of the offers) due to the MIH Holdings Share Trust.
The closing price of a Naspers N ordinary share on 22 July 2005 was R92,35. S J Z Pacak still owns these shares.
At 31 March 2006, a total of 66 531 (2005: 116 308) Naspers N ordinary shares have been allocated to S J Z Pacak with vesting periods until 18 February 2007.

notes to the consolidated annual ﬁnancial statements (continued)
Naspers Limited Annual Report 2006

14. RELATED PARTY TRANSACTIONS AND BALANCES (continued)
Directors’ interest in SuperSport Share Incentive Scheme
Historically S J Z Pacak has been a participant under the SuperSport Share Incentive Scheme. In March 2003, SuperSport completed a capital reduction, in terms of which Naspers Class N ordinary shares were distributed to its shareholders, including the SuperSport Share Incentive Trust. In terms of his participation in the SuperSport Share Incentive Scheme, 2 119 Naspers Class N ordinary shares have been allocated to S J Z Pacak with vesting periods until 26 August 2004.
In March 2004 Naspers Limited acquired all the SuperSport ordinary shares held by the SuperSport Share Incentive Trust in exchange for Naspers Class N ordinary shares. Participants could exchange their rights to SuperSport shares for Naspers Class N ordinary shares. A total of 5 305 Naspers Class N ordinary shares have been allocated to S J Z Pacak with vesting periods until 26 August 2004.
Directors’ interest in M-Net Share Incentive Scheme
Historically S J Z Pacak has been a participant under the M-Net Share Incentive Scheme. In March 2004, Naspers Limited acquired all the M-Net ordinary shares held by the M-Net Share Incentive Trust in exchange for Naspers Class N ordinary shares. Participants could exchange their rights to M-Net shares for Naspers Class N ordinary shares. A total of 5 805 Naspers Class N ordinary shares have been allocated to S J Z Pacak with vesting periods until 26 August 2004.
Directors’ interests in Naspers shares
The directors of Naspers had the following interest in Naspers A ordinary shares as at 31 March:
31 March 2006
Naspers A ordinary shares
31 March 2005
Naspers A ordinary shares
Beneficial
Non-beneficial
Beneficial Non-beneficial
Name
Direct
Indirect
Direct
Indirect
Direct Indirect Direct Indirect
J J M van Zyl 745 – – – 745 – – –
On 25 January 2006 an agreement was reached in terms of which Sanlam Limited contributed 168 605 Naspers Beleggings Limited ordinary shares, 16 860 500 Keeromstraat 30 Beleggings Limited ordinary shares and 133 350 Naspers A shares into a new entity, Wheatfields 221 (Proprietary) Limited (“Wheatfields”). Sanlam owns 50% of Wheatfields, while Mr J P Bekker acquired an indirect 25% interest in Wheatfields.
No other director of Naspers had any interest in Naspers A ordinary shares at 31 March 2006 or 31 March 2005.
The directors of Naspers had the following interest in Naspers N ordinary shares as at 31 March:
31 March 2006
31 March 2005
Naspers N ordinary shares
Naspers N ordinary shares
Beneficial
Non-beneficial
Beneficial Non-beneficial
Name
Direct
Indirect
Direct
Indirect
Direct Indirect Direct Indirect
T Vosloo
25 000
250 000
–
–
25 000 300 000 – –
J P Bekker
–
–
– 4 917 316
314 754 – – 3 532 756
S J Z Pacak
94 510
291 267
–
122 707
44 733 262 078 – 135 007
J J M van Zyl
50 361
173 793
–
–
50 361 173 793 – –
E Botha
–
–
–
–
15 332 – – –
L N Jonker
1 000
–
–
67 000
1 000 – – 67 000
N P van Heerden
–
1 300
–
–
– – – 2 300
B J van der Ross
–
–
–
–
– – – –
G J Gerwel
–
–
–
–
– – – –
H S S Willemse
–
–
–
–
– – – –
F du Plessis
–
–
–
500
– – – 500
F T M Phaswana
630
–
–
–
630 – – –
R C C Jafta
–
–
–
–
– – – –

notes to the consolidated annual ﬁnancial statements continued)

14. RELATED PARTY TRANSACTIONS AND BALANCES (continued)
Key management remuneration and participation in share-based incentive plans
Comparatives have not been restated to account for the change in the composition of key management.
The total of executive directors’ and key management emoluments amounted to R97,2 million (2005: R76,1 million);
comprising short-term employee benefits of R65,4 million (2005: R50,5 million), post-employment benefits of R5,4 million
(2005: R5,4 million), and share-based payment charge of R26,4 million (2005: R20,2 million). The aggregate number of share options granted to the executive directors and key management during the 2006 financial year and the number of shares allocated to the executive directors and key management at 31 March 2006, respectively, are:
For shares listed on a recognised stock exchange as follows: 794 678 (2005: 559 652) Naspers Limited Class N ordinary shares were allocated during the 2006 financial year and an aggregate of 13 200 771 (2005: 15 256 032) Class N ordinary shares were allocated as at 31 March 2006.
For shares in unlisted companies as follows: 17 238 (2005: 45 399) Media24 Limited ordinary shares were allocated during
2006 and an aggregate of 487 977 (2005: 635 039) ordinary shares were allocated as at 31 March 2006; nil
(2005: 192 780) Via Afrika Limited ordinary shares were allocated during 2006 and 243 840 (2005: 192 780) ordinary shares were allocated as at 31 March 2006; 50 000 (2005: 150 000) Irdeto Access BV ordinary shares were allocated during
2006 and an aggregate of 207 500 (2005: 157 500) ordinary shares were allocated as at 31 March 2006; nil (2005: 45 000)
Paarl Media Holdings (Proprietary) Limited ordinary shares were allocated during 2006 and 185 000 (2005: 185 000)
ordinary shares were allocated as at 31 March 2006; 18 250 (2005: 5 000) MIH QQ (BVI) Limited ordinary shares were allocated during 2006 and an aggregate of 32 625 (2005: 20 000) shares were allocated as at 31 March 2006; nil (2005:
2 080 000) Entriq (Mauritius) Limited shares were allocated during 2006 and an aggregate of 2 200 000 (2005: 2 200 000)
shares were allocated as at 31 March 2006.
During the year, three share appreciation rights plans (SARs) were introduced. The number of SARs allocated to the executive directors and key management at 31 March 2006 are: 1 182 923 Media24 SARs; 928 213 MCA SARs; and
1 793 890 M-Net/SS SARs.
These shares and SARs were granted on the same terms and conditions as those offered to employees of the group.
31 March
2006
2005
R’000
R’000
15. SHARE CAPITAL AND PREMIUM
Authorised
1 250 000 Class A ordinary shares of R20 each
25 000
25 000
500 000 000 Class N ordinary shares of 2 cents each
10 000
10 000
35 000
35 000
Issued
712 131 Class A ordinary shares of R20 each (2005: 712 131)
14 243
14 243
315 113 700 Class N ordinary shares of 2 cents each (2005: 314 548 700)
6 302
6 291
20 545
20 534
Share premium
6 278 880
6 173 258
6 299 425
6 193 792
Less: 24 558 886 Class N ordinary shares held as treasury shares
(2005: 31 959 017 Class N ordinary shares)
(738 105)
(802 641)
5 561 320
5 391 151
Treasury shares
The group holds a total of 24 558 886 Class N ordinary shares (2005: 31 959 017), or 7,8% of the gross number in issue
(2005: 10,2%) at 31 March 2006 as treasury shares. Equity compensation plans hold 19 849 615 of the Class N ordinary shares (2005: 27 249 746) and the remaining 4 709 271 Class N ordinary shares (2005: 4 709 271) are held by various group companies.

notes to the consolidated annual ﬁnancial statements (continued)
Naspers Limited Annual Report 2006

15. SHARE CAPITAL AND PREMIUM (continued)
Voting and dividend rights
The Class A ordinary shareholders are entitled to 1 000 votes per share and may receive nominal dividends as determined from time to time by the board of directors, but always limited to one fifth of the dividend to which Class N ordinary shareholders are entitled. The Class A ordinary shareholders do not have a right to receive a dividend when dividends are declared to Class N ordinary shareholders, although a dividend to Class A ordinary shareholders could be proposed by the board. In respect of all other rights, the Class A ordinary shares rank pari passu with the Class N ordinary shares of the company.
Naspers Beleggings Limited holds 350 000 Class A ordinary shares (2005: 350 000) and Keeromstraat 30 Beleggings Limited holds 219 344 Class A ordinary shares (2005: 219 344) of the total 712 131 Class A ordinary shares in issue at the year-end. As a result of the voting rights attached to these shares, the companies have significant influence over the group
Unissued share capital
The directors of the company have unrestricted authority until after the following annual general meeting to allot and issue the unissued 537 869 Class A ordinary shares and 184 886 300 Class N ordinary shares in the company, subject to the provisions of section 221 of the Companies Act, 1973, and the JSE Listings Requirements.
Share incentive plans holding Naspers Class N ordinary shares
Directors may, from time to time, instruct the trustees of the Naspers Limited Share Incentive Trust to offer employees options and/or contracts relating to such number of Class N ordinary shares in the company which in total, together with the shares already in the existing scheme, shall not exceed 11% of the company’s issued shares. With the acquisition of the minority interests in MIH Holdings Limited and MIH Limited in December 2002, the MIH Holdings Share Incentive Plan and the MIH (BVI) Plan received Naspers N ordinary shares. The SuperSport Share Incentive Plan received Naspers Class N ordinary shares in February 2003 from the distribution of Naspers Class N ordinary shares by SuperSport as part of a capital reduction exercise. The SuperSport Share Incentive Plan and the M-Net Share Incentive Plan received Naspers Class N ordinary shares in April 2004 from the acquisition of the minority interests in Electronic Media Network Limited and SuperSport International Holdings Limited by Naspers. Aggregate information on Naspers Class N ordinary shares held by the Naspers, MIH Holdings, MIH (BVI), M-Net and SuperSport plans are as follows:
31 March
2006
2005
Number of
Number of
N shares
N shares
Movement in Class N ordinary shares in issue during the year
Shares in issue at 1 April
314 548 700
296 816 639
Shares issued to acquire M-Net/SuperSport shares from minority shareholders
–
17 532 061
Shares issued to share incentive trusts
565 000
200 000
Shares in issue at 31 March
315 113 700
314 548 700
Movement in Class N ordinary shares held as treasury shares during the year
Shares held as treasury shares at 1 April
31 959 017
35 197 406
Shares acquired by M-Net and SuperSport equity compensation plans
–
1 089 686
Shares issued to share incentive trusts
565 000
200 000
Shares acquired by entities in the group
–
86 573
Shares sold in open market
(486 972)
–
Shares acquired by participants from equity compensation plans
(7 478 159)
(4 614 648)
Shares held as treasury shares at 31 March
24 558 886
31 959 017
Net number of shares in issue at 31 March
290 554 814
282 589 683

notes to the consolidated annual ﬁnancial statements
(continued)

31 March
2006
2005
R’000
R’000
15. SHARE CAPITAL AND PREMIUM continued)
Share premium
Balance at 1 April
6 173 258
5 412 628
Share premium on share issues
69 766
762 574
Share issue expenses
(53)
(1 944)
On vesting of shares – transfer to share premium
35 909
–
Balance at 31 March
6 278 880
6 173 258
Shares allocated to participants of the incentive schemes vest in equal numbers after respectively three, four and five years after the date of allocation. The plans are obliged to deliver the shares to the participants at any time after vesting up to a maximum of 10 years after the allocation date, when participants request and pay for the shares.
Share options outstanding
In terms of the Welkom Trust share scheme, share options were issued to the participants to subscribe for 5 605 236
Naspers Class N ordinary shares at a subscription price of R31,96 per Class N ordinary share during the 30-day period from
9 September 2006.
16. OTHER RESERVES
Other reserves on the balance sheet comprise:
Fair value reserve
173
23 796
Hedging reserve
(20 193)
(18 920)
Foreign currency translation reserve
12 807
(5 416)
Other reserves
(3 500 675)
(2 473 525)
Share-based compensation reserve
191 182
56 374
(3 316 706)
(2 417 691)
The fair value reserve relates to unrealised profits and losses arising from changes in the fair value of investments classified as available-for-sale.
The hedging reserve relates to the changes in the fair value of derivative financial instruments that hedge forecast transactions or the foreign currency part of firm commitments. The changes in fair value are recorded in the hedging reserve until the forecast transaction or firm commitment results in the recognition of an asset or liability, when such deferred gains or losses are then included in the initial measurement of the asset or liability.
The foreign currency translation reserve relates to exchange differences arising from the translation of foreign subsidiaries’
and joint ventures’ income statements at average exchange rates for the year and their balance sheets at the ruling exchange rates at the balance sheet date if the functional currency differs.
The other reserves are used to account for transactions with minority shareholders in terms of the economic entity model, whereby the excess of the cost of the transactions over the acquirer’s interest in previously recognised assets and liabilities is allocated to this reserve in equity.
The fair value of options issued to employees is accounted for in the share-based compensation reserve over the vesting period. The reserve is adjusted when the entity revises its estimates of the number of share options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to this reserve in equity for equity-settled plans.

notes to the consolidated annual ﬁnancial statements (continued)
Naspers Limited Annual Report 2006

17. RETAINED EARNINGS
Any future dividends declared from the distributable reserves of the company or its subsidiaries, which are not wholly owned subsidiaries of the company and are incorporated in South Africa, may be subject to secondary taxation on companies (“STC”) at a rate of 12,5% of the dividends declared. Dividends received by group companies during their various dividend cycles can be carried forward as unutilised STC credits. These STC credits can then be utilised to reduce any STC payable on future dividends declared by group companies. The group’s total unutilised STC credits at 31 March 2006 amounted to R870,8 million (2005: R751,9 million). The group has no unutilised STC credits at 31 March 2006 (2005: R243,3 million) on which deferred tax assets have not been raised, due to uncertainties relating to the utilisation of these credits.
The board of directors has proposed that a dividend of 120 cents (2005: 70 cents) per N ordinary share and 24 cents
(2005: 14 cents) per A ordinary share be paid to shareholders on 11 September 2006. If approved by the shareholders of the company at its annual general meeting, the company will pay a total dividend of R378,3 million based on the number of shares in issue at 31 March 2006. The company has enough STC credits carried forward to cover such a dividend. The utilisation of these STC credits will, however, lead to the realisation of a deferred tax asset of R47,3 million that will be charged to the income statement during the 2007 financial year.
18. POST-RETIREMENT LIABILITIES
18.1 Medical liability

The group operates a number of post-retirement medical benefit schemes. The obligation of the group to pay medical aid contributions after retirement is no longer part of the conditions of employment for new employees.
A number of pensioners and current employees, however, remain entitled to this benefit. The entitlement to this benefit for current employees is dependent upon the employees remaining in service until retirement age and completing a minimum service period. The group provides for post-retirement medical aid benefits on the accrual basis determined each year by an independent actuary. The directors believe that adequate provision has been made for future liabilities.

Media24 Limited and Via Afrika Limited entered into agreements during the year ended 31 March 2004 with certain employees to terminate their future participation in the post-retirement medical aid benefits plan, in exchange for certain future contributions to endowment policies for these employees. At 31 March 2006 the group had a liability of R17,9 million (2005: R21,6 million) relating to these future contributions to be made in a further three instalments over the next three years.
31 March
2006
2005
R’000
R’000
Post-retirement medical liability:
Opening balance
161 298
171 070
Additional provisions charged to income statement
20 689
3 894
Provisions reversed to income statement
(3 019)
(693)
Provisions credited/charged to other accounts
–
(6 661)
Provisions utilised
(12 953)
(6 256)
Partial disposal of interest in joint venture
(4 026)
–
Foreign currency translation effect
(360)
(56)
161 629
161 298
Less: Short-term portion
(8 164)
–
Closing balance
153 465
161 298
The principal actuarial assumptions used for accounting purposes were:
Health care cost inflation
6,5%
7,0%
Discount rate
7,5%
8,5%
Continuation at retirement
100%
100%
Average retirement age
60
60

notes to the consolidated annual ﬁnancial statements (continued)

18. POST-RETIREMENT LIABILITIES (continued)
18.2 Pension and provident benefits
The group provides retirement benefits for its full-time employees by way of various separate defined contribution pension and provident funds. All full-time employees have access to these funds. Contributions to these funds are paid on a fixed scale. The South African retirement funds of the group are governed by the Pension Funds Act of
South Africa. Substantially all the group’s full-time employees are members of either one of the group’s retirement benefit plans or a third-party plan.
An amount of R178,7 million (2005: R172,8 million) was recognised as an expense in relation to the group’s retirement funds.
31 March
2006
2005
R’000
R’000
19. LONG-TERM LIABILITIES
Interest-bearing: Capitalised finance leases
1 443 636
1 723 656
Total liabilities
1 731 711
1 983 108
Less: current portion
(288 075)
(259 452)
Interest-bearing: Concession liabilities
–
15 489
Total liabilities
–
15 559
Less: current portion
–
(70)
Interest-bearing: Loans and other
722 006
423 160
Total liabilities
1 053 326
636 199
Less: current portion
(331 320)
(213 039)
Non-interest-bearing: Programme and film rights
149 971
53 925
Total liabilities
636 827
458 575
Less: current portion
(486 856)
(404 650)
Non-interest-bearing: Loans and other
39 948
59 418
Total liabilities
633 239
99 723
Less: current portion
(593 291)
(40 305)
Net long-term liabilities
2 355 561
2 275 648

notes to the consolidated annual ﬁnancial statements (continued)
Naspers Limited Annual Report 2006

19. LONG-TERM LIABILITIES (continued)
Interest-bearing: Capitalised finance leases
31 March
Year of final
Year-end
2006
2005
Type of lease
Currency
repayment
interest rate
R’000
R’000
Land and buildings ZAR 2010 14,0%
14 262
15 869
ZAR 2007 21,5%
26 925
35 795
ZAR 2012 17,0%
52 808
53 133
ZAR 2023 10,5%
123 742
119 503
217 737
224 300
Manufacturing equipment ZAR 2007 10,0%
–
2 462
ZAR 2008 10,0%
–
2 991
ZAR 2010 10,9%
1 714
–
1 714
5 453
Transmission equipment and satellites EUR various 5,0%
68
6 637
THB various various
–
1 781
USD 2012 8,2%
537 287
613 738
EUR 2013 9,0%
268 754
322 660
EUR 2013 4,0%
59 153
72 071
USD 2013 4,0%
219 873
249 753
EUR 2011 4,0%
94 385
117 696
EUR 2010 10,0%
274 542
296 212
USD 2012 6,5%
53 864
67 958
1 507 926
1 748 506
Vehicles, computers and office equipment ZAR various 10,5%
3 040
3 567
ZAR various various
1 294
1 282
4 334
4 849
Total capitalised finance leases
1 731 711
1 983 108
Minimum instalments
Payable within year one
407 545
415 457
Payable within year two
383 943
415 419
Payable within year three
373 141
386 239
Payable within year four
323 619
375 127
Payable within year five
271 344
324 355
Payable after year five
567 699
847 897
2 327 291
2 764 494
Future finance costs on finance leases
(595 580)
(781 386)
Present value of finance lease liabilities
1 731 711
1 983 108
Present value
Payable within year one
288 075
259 452
Payable within year two
288 945
277 245
Payable within year three
301 468
273 935
Payable within year four
273 757
287 294
Payable within year five
240 527
256 931
Payable after year five
338 939
628 251
Present value of finance lease liabilities
1 731 711
1 983 108

notes to the consolidated annual ﬁnancial statements (continued)

19. LONG-TERM LIABILITIES (continued)
Interest-bearing: Concession liabilities
31 March
Year of final
Year-end
2006
2005
Type of concession liability
Currency repayment interest rate
R’000
R’000
Licence concession liability THB 2014 13,0%
–
6 546
Licence concession liability THB 2019 13,0%
–
9 013
–
15 559
Concession obligations pertain to United Broadcasting Corporation Public Company Limited,
which was disposed of during the year ended 31 March 2006.
Interest-bearing: Loans and other
Asset
Year of final
Year-end
Loans and liabilities
secured
Currency repayment interest rate
Secured
Term loan: Investec Bank Limited Investments ZAR 2008 9,0%
400 098
300 000
Term loan: ABSA Bank Limited Investments USD 2011 6,9%
309 208
–
Term loan: Nedbank Limited Receivables ZAR 2006 15,5%
–
244 382
Instalment sale: WesBank Limited Machinery ZAR 2010 11,0%
446
9 242
Hire purchase: Nedbank Limited Vehicles ZAR 2008 9,5%
35
–
Bond finance: Nedbank Limited Land ZAR 2012 9,4%
5 990
–
Loan from minority shareholders Land ZAR 2012 12,9%
–
6 699
Unsecured
Term loan: FirstRand Bank Limited ZAR 2006 10,2%
–
68 768
Term loan: CommerzBank and Futuregrowth ZAR 2007 10,5%
35 143
77 931
Term loan: ABSA Bank Limited ZAR 2009 15,6%
195 295
183 200
Term loan: Nedbank Limited ZAR 2012 14,7%
43 279
42 194
Term loan: Rand Merchant Bank,
CommerzBank and Standard Bank
ZAR 2009 8,9%
196 844
–
Term loan: Bangkok Bank Plc THB 2008 4,8% – 2 834
Loan: Afrinacol Investment Limited ZAR none 11,0%
7 314
7 314
Other loans various various various
1 226
1 751
Loans from minority shareholders ZAR various various
23 184
26 782
Preference share investments ZAR 2012 14,7%
(16 532)
(28 068)
Right to subscription shares ZAR various various
(148 204)
(306 830)
1 053 326
636 199

notes to the consolidated annual ﬁnancial statements (continued)
Naspers Limited Annual Report 2006

19. LONG-TERM LIABILITIES (continued)
Non-interest bearing: Programme and film rights
31 March
Year of final
2006
2005
Liabilities
Currency
repayment
R’000
R’000
Unsecured
Programme and film rights liabilities EUR 2009
302 403
214 633
USD various
334 424
243 942
636 827
458 575
Non-interest-bearing: Loans and other
Loans and liabilities
Gordon Sports Properties ZAR 2013
683
783
Tiscali International BV ZAR 2006
–
40 114
Customer deposit THB –
–
36 909
Service leaving indemnity EUR –
10 398
9 272
Loans from minority shareholders various various
29 068
12 645
NetMed shareholders’ liability EUR –
593 090
–
633 239
99 723
Total long-term liabilities
Repayment terms of long-term liabilities (excluding capitalised finance leases)
– payable within year one
1 411 467
657 994
– payable within year two
420 036
255 390
– payable within year three
233 344
104 413
– payable within year four
89 200
71 111
– payable within year five
89 261
1 299
– payable after year five
80 084
119 849
2 323 392
1 210 056
Interest rate profile of long-term liabilities (long and short-term portion, including capitalised finance leases)
– loans at fixed rates: 1 – 12 months
211 811
132 656
– loans at fixed rates: more than 12 months
1 837 197
2 081 435
– interest-free loans
1 270 066
558 298
– loans linked to variable rates
736 029
420 775
4 055 103
3 193 164
In accordance with IFRS 1, Naspers elected not to restate its comparative information for the year ended 31 March 2006 in terms of IAS 39 and IAS 32. Information for the year ended 31 March 2005 is therefore prepared based on AC 133 “Financial Instruments: Recognition and Measurement” (revised September 2002) and AC 125 “Financial Instruments: Disclosure and Presentation” (issued August 1997) (“AC 125”) as applicable under SA GAAP. The effective date for the application of IAS 32 and IAS 39 for the group is 1 April 2005 and the group therefore applied these standards in accounting for financial instruments for the year ended 31 March 2006.
IAS 32 provides additional guidance on the classification of derivatives based on an entity’s own shares. The standard specifies that where an issuer has an obligation to purchase its own shares for cash or another financial asset, this will result in the recognition of a liability for the amount that the issuer is obliged to pay. In the application of AC 125 under SA GAAP, the raising of such a liability was not required.
On application of IAS 32 in the current year, put options as described above were identified at subsidiary entities within the group. As required by IFRS 1, the resulting liabilities were recognised at their fair value on 1 April 2005 directly in equity. Corresponding adjustments were made to long-term derivatives (R203 million) and the current portion of non-interest-bearing long-term liabilities (R593 million), respectively. The movement in the fair value for the year ended 31 March 2006 is reflected in the income statement in “other (losses)/gains” – net (refer to note 25).

notes to the consolidated annual ﬁnancial statements (continued)

20. PROVISIONS
The following account balances have been determined based on management’s estimates and assumptions:
1 April
2005
R’000
Additional
provisions
raised
R’000
Unutilised
provisions
reversed to
income
R’000
Credited/
charged
to other
accounts
R’000
Provisions
utilised
R’000
Foreign
currency
translation
R’000
31 March
2006
R’000
Less
short-
term
portion
R’000
Long-
term
portion
R’000
Group
Warranties
3 889 – (247) – (626) (13)
3 003
(3 003) –
Pending litigation 25 862 7 622 (8 107) 1 683 (2 429) (83)
24 548
(16 337) 8 211
Discontinued
operations
4 267 – – – (4 267) –
–
– –
Reorganisation 808 – – – (808) –
–
– –
Onerous contracts 27 016 2 224 (11 257) (1 494) (4 158) (891)
11 440
(6 640) 4 800
Ad valorem duties
23 100 – – – – –
23 100
– 23 100
Redundancy 583 – – – (577) (6)
–
– –
Contract dispute 9 316 – – (9 921) – 605
–
– –
Decommissioning
costs
2 556 1 058 – – – (66)
3 548
– 3 548
Other 1 675 – – – – 735
2 410
(2 410) –
99 072 10 904 (19 611) (9 732) (12 865) 281
68 049
(28 390) 39 659
1 April
2004
Additional
provisions
raised
Unutilised
provisions
reversed to
income
Provisions
utilised
Foreign
currency
translation
31 March
2005
Less
short-
term
portion
Long-
term
portion
R’000 R’000 R’000 R’000 R’000 R’000 R’000 R’000
Group
Warranties
3 891 247 – (188) (61) 3 889 (3 889) –
Pending litigation 22 341 9 163 (4 065) (1 445) (132) 25 862 (21 830) 4 032
Discontinued operations 20 786 – – (16 519) – 4 267 (4 267) –
Reorganisation 871 808 – (871) – 808 (808) –
Onerous contracts 14 514 14 868 – (2 141) (225) 27 016 (18 222) 8 794
Ad valorem duties
23 100 – – – – 23 100 (23 100) –
Redundancy 592 9 – – (18) 583 (583) –
Contract dispute 9 465 – – – (149) 9 316 (9 316) –
Decommissioning costs 2 415 – – – 141 2 556 – 2 556
Other 4 990 – (3 315) – – 1 675 – 1 675
102 965 25 095 (7 380) (21 164) (444) 99 072 (82 015) 17 057

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

20. PROVISIONS(continued)
Further details describing the provisions at 31 March 2006 are included below:
Irdeto provides a 12-month warranty on all hardware provided.
The group is currently involved in various litigation matters. The litigation provision has been made based on legal counsel and management’s estimates of costs and claims relating to these actions (refer note 22).
The provision for onerous contracts relates to obligations that the group has in terms of lease agreements, but the premises have been vacated. The group is liable for the rent under these contracts. The obligations will be settled over the remaining lease periods until 2010.
The provision of ad valorem relates to an investigation by tax authorities into the value ascribed to digital satellite decoders purchased for onward sale to major retailers. The provision was raised for the payment of these duties.
The provision for decommissioning relates to the estimated costs of decommissioning rented buildings. The lease agreements require that we return the rented buildings in the original state.
Other provisions relate to various liabilities of the group with uncertain timings and amounts.
31 March
2006
2005
R’000
R’000
21. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Deferred income
949 503
837 100
Accrued expenses
1 052 584
1 106 737
Amounts owing in respect of investments acquired
44 370
55 674
Taxes and social security
245 742
199 595
Bonus provision
142 488
59 813
Provision for leave
110 235
83 192
Other personnel provisions
41 749
27 514
Cash-settled share-based payment liability (short-term)
23 191
107 030
Other current liabilities
304 346
315 926
2 914 208
2 792 581
22. COMMITMENTS AND CONTINGENCIES
The group is subject to contingencies, which occur in the normal course of business including legal proceedings, and claims that cover a wide range of matters. These contingencies include contract and employment claims, product liability and warranty. None of these claims are expected to result in a material gain or loss to the group.
(a) Capital expenditure

Commitments in respect of contracts placed for capital expenditure at 31 March 2006 amounted to R445,4 million
(2005: R446,5 million).
(b) Programme and film rights

At 31 March 2006 the group had entered into contracts for the purchase of programme and film rights. The group’s commitments in respect of these contracts amounted to R1 425,9 million (2005: R1 483,1 million).
(c) Set-top boxes

At 31 March 2006 the group had entered into contracts for the purchase of set-top boxes (decoders). The group’s commitments in respect of these contracts amounted to R265,7 million (2005: R97,5 million).

notes to the consolidated annual ﬁnancial statements(continued)

22. COMMITMENTS AND CONTINGENCIES(continued)
(d) Other commitments

At 31 March 2006 the group had entered into contracts for the receipt of various services. These service contracts are for the receipt of advertising, security, cleaning, computer support services and contractual relationships with customers, suppliers and employees. The group’s commitments in respect of these agreements amounted to
R363,7 million (2005: R358,3 million).
31 March
2006
2005
R’000
R’000
(e) Operating lease commitments
The group has the following operating lease liabilities at 31 March 2006 and 2005:
Minimum operating lease payments:
Payable in year one
134 501
312 161
Payable in year two
103 783
285 472
Payable in year three
61 572
247 499
Payable in year four
28 855
184 718
Payable in year five
15 487
163 581
Payable after five years
14 864
317 966
359 062
1 511 397

The group leases office, manufacturing and warehouse space under various non-cancellable operating leases. Certain contracts contain renewal options and escalation clauses for various periods of time.
(f) Litigation claims
Call Centre Nucleus (Proprietary) Limited

Call Centre Nucleus (Proprietary) Limited (“CCN”) has claimed approximately R13,5 million from M-Web Holdings
Limited (“MWEB”) arising out of the purchase of MWEB of a subscriber base from CCN. The matter has been referred to arbitration, but no further steps have been taken by CCN to proceed with the matter.
PaySmart Africa (Proprietary) Limited

PaySmart Africa (Proprietary) Limited (“PaySmart”) has claimed approximately R10,4 million from Electronic Media
Network Limited (“M-Net”) and Endemol South Africa Limited (“Endemol”) (in its capacity as producer of Big Brother
Africa). PaySmart alleges that it would have realised this amount if M-Net and Endemol had granted to it the rights to provide an SMS voting system for Big Brother Africa and Idols, as allegedly contemplated in a head of agreement executed by the parties in April 2003. PaySmart has not taken the proceedings any further at this stage.
Taxation matters

In December 2000, MultiChoice Hellas SA (“MCH”) received a tax assessment for approximately € 5,4 million flowing from the tax treatment of advertising and marketing costs and municipal duties. The company challenged the assessment and the Court of First Instance found against the company. MCH appealed the decision and the Appeal
Court found in favour of MCH. The tax authorities had a certain period of time within which to lodge a further appeal
– this they failed to do. However, in February 2006 the tax authorities sent MCH a further assessment for the same amount plus arrear interest amounting to approximately € 8,0 million. MCH has advised the tax authorities that its claim is legally unjustified and, in any case, out of time. Nevertheless, the authorities have indicated that they intend pursuing their claim in the Greek courts.

Onshelf Trading Forty Four (Proprietary) Limited t/a Mail and Guardian Online (“Onshelf”) vs. Q-Online
(Proprietary) Limited (“Q-Online”)

Onshelf (in which M-Web South Africa (“MWEB”) has a 65% shareholding), which had sold its Q-business to Q-Online, issued summons against Q-Online for the payment of an outstanding portion of the purchase price of R200 000.
Q-Online then instituted a counterclaim for specific performance of the sale agreement and damages of between
R11,0 million and R13,0 million. The litigation has reached the stage where the parties have exchanged discovery affidavits. MWEB believes that the damages claim is hugely inflated.

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

22. COMMITMENTS AND CONTINGENCIES(continued)
(f) Litigation claims(continued)
Equity compensation claims

Three former employees of the group have made claims against the Royal Bank of Canada Trustees Limited, being the trustees of the Mindport Share Trust, alleging that the trustees used an incorrect valuation methodology in valuing their scheme shares at the time of the cessation of their employment. Since these claims were made, one of these former employees has started legal proceedings against the Royal Bank of Canada Trustees Limited, which proceedings are being defended. A provision of R8,8 million has been raised, and is included in the total provision in note 20.
Cyprus
A. Lumiere TV Public Company Limited

In February 2006 NetMed NV (“NetMed”) became aware of the fact that Lumiere TV Public Company Limited
(“LTV”), its co-shareholder in MultiChoice Cyprus Holdings Limited (“Holdings”) (which, in turn, owns the majority of the shares in a listed entity, MultiChoice Cyprus Public Company Limited (“MCC”)), had entered into arrangements with CYTA (the Cyprus telecommunications authority), which NetMed believed were in conflict with LTV’s contractual obligations to NetMed, Holdings, MCC and certain of NetMed’s affiliates, specifically such obligations as flow from a Shareholders’ Agreement dated 23 June 2000 between NetMed, LTV and Holdings
(“the shareholders’ agreement”), a channel distribution agreement of 21 June 2004 between MCC and LTV
(the “CDA”) and a programme supply agreement dated 1 January 2004 between LTV and affiliates of NetMed
(the “PSA”).Pursuant to the abovementioned facts the following proceedings have been instituted:
1. NetMed and Holdings have commenced arbitration proceedings under the auspices of the London Court of
International Arbitration (“LCIA”) against LTV, claiming, inter alia, an injunction to restrain LTV from breaching its contractual obligations under the shareholders’ agreement as well as damages for breach of contract.
2. MCC and NetMed are also participating in an enquiry launched by the CPC (the Cypriot Competition
Protection Committee) as to the validity, from a competition law perspective, of the proposed arrangements between LTV and CYTA.
3. Holdings and MCC have instituted legal proceedings against LTV’s erstwhile nominees on the Holdings and
MCC boards of directors (who had resigned in February when news of the proposed arrangements with CYTA became public) on the basis that they had breached their fiduciary duties as directors.
4. Holdings and NetMed have instituted injunction proceedings against LTV in Cyprus in support of the arbitration referred to in 1 above.
5. In March 2006, LTV proposed a public offer in terms whereof it offered the shareholders of MCC to acquire their shares in MCC either for cash or for shares in LTV. The public offer is conditional, inter alia, upon the
CPC declaring the CDA and the non-compete provisions in the shareholders’ agreement to be invalid. The validity of these agreements is currently being reviewed by the CPC and NetMed. MCC and Holdings are participating in the hearings relating thereto. The public offer terminated on 5 June 2006.
B.Lefkoniko

In 2005 MCC instituted action against Lefkoniko, a Cypriot financial institution, to recover monies that it had invested with Lefkoniko. In order to expedite proceedings, MCC applied for summary judgement alleging that
Lefkoniko did not have a proper defence to its claim. The application was heard in October and on 11 November the court gave judgement in MCC’s favour. Since then further proceedings have been instituted in the Cypriot courts to give effect to the summary judgement against Lefkoniko. A provision for this claim has been raised during 2005.
Greece

On 23 February 2006 NetMed Hellas Pay TV SA filed a request for arbitration under the auspices of the LCIA against the Greek football club, PAE Akratitos (“Akratitos”), on the basis that Akratitos had breached its TV rights agreement with NetMed Hellas. The claimant is claiming a declaration that Akratitos had breached the agreement, specific performance and damages from Akratitos.

notes to the consolidated annual ﬁnancial statements(continued)

22. COMMITMENTS AND CONTINGENCIES(continued)
(f) Litigation claims(continued)
Electronic Media Network Limited (“M-Net”)

Gold Reef City has instituted a claim for damages of R10,6 million against M-Net arising from a statement in a Carte
Blanche programme that the Gold Reef City amusement rides were not safe. The matter is proceeding.
MultiChoice South Africa (“MCSA”)

MCSA has recently appealed to the High Court against an ad valorem tariff determination on decoders made by the
South African Revenue Service (“SARS”) in 2004. SARS has given notice that it will defend the application. A provision of R23,1 million has been raised, and is included in the total provision in note 20.
Zietsman Patent Infringement

In December 2004 DW Zietsman instituted action against Endemol South Africa, M-Net, MultiChoice Africa
(Proprietary) Limited, Vodacom and iTouch alleging that the defendants had, in the course of certain Big Brother television shows, infringed a patent belonging to him and that he had, as a result of such infringement, suffered unspecified damages. The defendants are defending the action and the matter is proceeding.
(g) Guarantees

At 31 March 2006 the group had provided guarantees of R26,0 million (2005: R33,3 million) mainly in respect of office rental, services and other contracts.
(h) Assets pledged as security

The group pledged property, plant and equipment, investments, cash and cash equivalents and accounts receivable with a net carrying value of R1 562,0 million at 31 March 2006 (2005: R538,8 million) to a number of banks as security for certain term loans and bank overdrafts.

The group plans to fund the above commitments and liabilities out of existing loan facilities and internally generated funds.
31 March
2006
2005
R’000
R’000
23. REVENUE
Revenues – continuing operations
Subscription revenue
8 236 706
7 136 234
Hardware sales
510 325
436 646
Technology revenue
390 714
280 872
Circulation revenue
915 077
796 745
Advertising revenue
2 489 890
2 035 946
Distribution revenue
139 765
97 452
Printing revenue
751 476
654 824
Book publishing and book sales revenue
856 858
709 822
Tuition fees
485 943
480 381
e-Commerce revenue
304 253
229 645
Other revenue
625 417
659 280
15 706 424
13 517 847
Revenue – discontinuing operations
United Broadcasting Corporation Public Company Limited
307 163
374 238
MKSC World Dot Com Co. Limited
51 510
66 663
358 673
440 901
Other revenues include revenues from decoder maintenance, backhaul charges and financing service fees.
Barter revenue
Amount of barter revenue included in total revenue
47 239
38 430
Amount of barter revenue included in deferred income
9 106
4 457

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

31 March
2006
2005
R’000
R’000
24. EXPENSES BY NATURE
Operating profit includes the following items:
Depreciation classification
Cost of providing services and sale of goods
411 653
366 676
Selling, general and administration expenses
157 186
148 765
568 839
515 441
Amortisation classification
Cost of providing services and sale of goods
59 625
6 380
Selling, general and administration expenses
35 664
50 512
95 289
56 892
Operating leases
Buildings
113 035
120 686
Satellite and transponders
5 940
35 102
Other equipment
23 070
21 985
142 045
177 773
Transportation
Net transportation costs (including fuel)
222 635
77 416
Auditors’ remuneration
Audit fees
33 028
23 937
Audit-related fees
4 092
8 679
Tax fees
4 167
6 043
All other fees
8 496
5 539
49 783
44 198
Forex profits/(losses)
On capitalisation of forward exchange contracts in hedging transactions
5 069
2 525
On derecognition of embedded derivatives
(127 822)
(204 726)
Other
4 043
(485)
(118 710)
(202 686)
Staff costs
As at 31 March 2006, the group had 12 067 (2005: 12 072) permanent employees.
The total cost of employment of all employees, including directors, was as follows:
Salaries, wages and bonuses
2 434 244
2 025 953
Retirement benefit costs (defined contribution plan)
177 937
170 414
Retirement benefit costs (defined benefit plan)
764
2 431
Medical aid fund contributions
153 434
125 189
Post-retirement benefits
19 007
6 706
Training costs
26 179
26 819
Share-based compensation charges
135 494
129 989
Total staff costs
2 947 059
2 487 501
Fees paid to non-employees for administration, management and technical services
201 093
137 367
Research and development costs
54 921
10 104
Advertising expenses
491 091
443 056
Programme and film rights directly expensed
3 205 132
3 273 609
Amortisation of programme and film rights
1 125 783
1 114 939
Cost of inventories recognised as expense in “providing services“
2 226 031
1 091 570

notes to the consolidated annual ﬁnancial statements(continued)

31 March
2006
2005
R’000
R’000
25. OTHER (LOSSES)/GAINS – NET
Dividends – listed investments
574
–
Dividends – unlisted investments
1 596
780
Profit on sale of assets
15 370
7 392
Fair value adjustment for shareholders’ liabilities
49 764
–
Impairment losses
(69 152)
(20 045)
Impairment of goodwill and other intangible assets
(69 847)
(13 003)
Impairment of property, plant and equipment and other assets
(326)
(5 333)
Reversal of impairment of property, plant and equipment and other assets
2 488
–
Other impairments
(1 467)
(1 709)
Compensation received from third parties for property, plant and equipment impaired, lost or stolen
1 841
171
Other (losses)/gains – net
(7)
(11 702)
26. FINANCE COSTS – NET
Interest paid
Loans and overdrafts
212 056
216 004
Finance lease equipment
176 601
173 296
Other
9 164
23 921
397 821
413 221
Interest capitalised to fixed assets
(4 074)
–
Preference dividends and rights
(118 451)
(126 920)
275 296
286 301
Interest received
Loans and bank accounts
(279 458)
(176 056)
Net (profit)/loss from foreign exchange translation
21 819
(2 100)
On translation of assets and liabilities
72 034
(27 335)
On translation of transponder leases
(49 164)
25 950
On translation of loans
(1 051)
(715)
Net (profit)/loss from fair value adjustments on derivative financial instruments
(6 225)
108 859
On translation of forward exchange contracts
57 682
167 703
On accounting for embedded derivatives
(63 907)
(58 844)
Finance costs – net
11 432
217 004

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

31 March
2006
2005
R’000
R’000
27. TAXATION
Normal taxation
South Africa
726 067
211 004
Current year
739 734
265 051
Prior year
(13 667)
(54 047)
Foreign taxation
158 066
16 006
Current year
153 563
105 025
Prior year
4 503
(89 019)
Secondary taxation on companies
21 230
37 840
Income taxation for the year
905 363
264 850
Deferred taxation
29 450
(8 388)
Current year
(20 519)
286 888
Change in rate
35 472
(5 829)
Prior year
(73 495)
(391 825)
Foreign
87 992
102 378
Total tax per income statement
934 813
256 462
Reconciliation of taxation
Taxation at statutory rates
1 061 313
674 899
Adjusted for:
Non-deductible expenses
47 037
138 218
Non-taxable income
(124 086)
(172 977)
Unprovided timing differences
5 433
161 631
Assessed losses utilised
(120 748)
(29 095)
Assessed losses expired
–
(4 049)
Prior year adjustments
(82 659)
(534 891)
Other taxes
113 051
28 555
Changes in taxation rates
35 472
(5 829)
Taxation provided in income statement
934 813
256 462

notes to the consolidated annual ﬁnancial statements(continued)

28. DISCONTINUING OPERATIONS
United Broadcasting Corporation Public Company Limited and MKSC World Dot Com Co. Limited
On 7 November 2005, the group publicly announced that it had entered into an agreement in terms of which it would sell its entire interest in United Broadcasting Corporation Public Company Limited and MKSC World Dot Com Co. Limited to True
Corporation for a gross amount of approximately US$164 million. This transaction was concluded on 6 January 2006. The results of these operations were previously included in the pay-television and internet segments of the group.
Selected financial information relating to these operations:
31 March
2006
2005
R’000
R’000
Profit from discontinued operations
Revenue
358 673
440 901
Cost of providing services and sale of goods
(249 416)
(316 908)
Selling, general and administration expenses
(43 244)
(56 697)
Other (losses)/gains – net
5 710
(441)
Operating profit
71 723
66 855
Finance costs – net
(8 476)
(16 809)
Profit before taxation
63 247
50 046
Taxation
(19 029)
(4)
Profit for the year
44 218
50 042
Attributable to:
Equity holders of the group
43 107
50 352
Minority interest
1 111
(310)
44 218
50 042
Profit arising on discontinuance of operations
Profit on disposal of United Broadcasting Corporation Public Company Limited
972 882
–
Profit on disposal of MKSC World Dot Com Co. Limited
59 278
–
1 032 160
–
Cash flow information
Amounts of net cash flow relating to the discontinued operations:
Operating cash flow
79 104
98 311
Investing activities
(33 015)
(31 730)
Financing activities
(6 247)
(8 636)
Net cash flow
39 842
57 945
Lyceum College
Effective as at the end of September 2001 the group terminated the operations of Lyceum College, a distance-learning operation. The decision was taken to embark on a teach-out programme for students enrolled under current course programmes. Current students were allowed to complete their current courses, but no new enrolments were allowed. During the current year, the group utilised the remaining provision for discontinued operations of R4,3 million and incurred additional net teach-out and other related closure costs of approximately R12,4 million. The results of this operation were previously included in the group’s private education segment. Total revenue for the year amounted to R7,8 million (2005:
R14,1 million).

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

31 March
2006
2005
R’000
R’000
29. EARNINGS PER SHARE
Earnings
Net profit attributable to shareholders
3 190 188
2 384 762
Headline adjustments
Profits
(82 836)
(375 425)
Reversal of impairment charge
(1 473)
–
Disposal of investments and businesses
(65 821)
(440)
Profit on sale of assets
(15 542)
(6 949)
Dilution profits
–
(368 036)
Losses
2 023
7 042
Impairment of assets
225
3 716
Impairment of associates
–
1 709
Impairment of investments
1 467
–
Impairment of other assets
331
1 617
Impairment and reversal of impairment of goodwill
69 009
8 011
Profit arising on discontinuance of operations
(1 032 160)
–
Headline earnings
2 146 224
2 024 390
Headline profit from discontinued operations
(31 816)
(50 042)
Headline earnings from continuing operations
2 114 408
1 974 348
Number of N ordinary shares in issue at year-end
290 554 814
282 589 683
Adjusted for movement in shares held by share trusts
(6 835 955)
(5 296 139)
Weighted average number of N ordinary shares in issue during the year
283 718 859
277 293 544
Adjusted for effect of future share-based compensation payments
16 523 922
15 832 724
Diluted weighted average number of N ordinary shares in issue during the year
300 242 781
293 126 268
Earnings per N ordinary share (cents)
Basic
1 124
860
Fully diluted
1 063
814
Headline earnings per N ordinary share (cents)
Basic
756
730
Fully diluted
715
690
Discontinuing operations
Headline earnings per N ordinary share (cents)
Basic
11
18
Fully diluted
11
17

notes to the consolidated annual ﬁnancial statements(continued)

31 March
2006
2005
R’000
R’000
30. CASH FROM OPERATING ACTIVITIES
Operating profit per income statement
3 004 050
2 468 841
Operating profit from discontinued operations
59 311
66 855
3 063 361
2 535 696
Adjustments:
– Non-cash and other
832 854
728 425
Profit on sale of property, plant and equipment
(21 079)
(6 949)
Depreciation and amortisation
691 258
612 964
Share-based compensation expenses
112 560
129 989
Other
50 115
(7 579)
– Working capital
123 690
(212 856)
Cash movement in trade and other receivables
(389 247)
(147 026)
Cash movement in payables, provisions and accruals
479 272
(138 785)
Cash payments for programme and film rights
171 781
90 019
Cash movement in inventories
(138 116)
(17 064)
Cash from operating activities
4 019 905
3 051 265
31. ACQUISITION OF SUBSIDIARIES
Fair value of assets and liabilities acquired:
Property, plant and equipment
30 885
7 045
Intangible assets
–
246 806
Net current assets/(liabilities)
21 036
(39 600)
Deferred taxation
(5 087)
(49 833)
Long-term liabilities
–
(885)
46 834
163 533
Minority shareholders’ interest
–
(5 000)
Goodwill
9 145
152 365
Purchase consideration
55 979
310 898
Cash in subsidiaries acquired
(13 060)
(40 053)
Net cash outflow from acquisition of subsidiaries
42 919
270 845

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

31 March
2006
2005
R’000
R’000
32. DISPOSAL OF SUBSIDIARIES
Book value of assets and liabilities:
Property, plant and equipment
3 928
1 674
Goodwill and intangible assets
2 639
1 680
Net current assets
11 956
1 691
Deferred taxation
(7 677)
(1 274)
Long-term liabilities
–
(619)
10 846
3 152
Minority shareholders’ interest
–
(5 017)
Profit on sale
56 663
9 349
Selling price
67 509
7 484
Cash in subsidiaries disposed of
(30 783)
363
Net cash inflow from disposal of subsidiaries
36 726
7 847
33. PARTIAL DISPOSAL OF INTEREST IN JOINT VENTURES
Book value of assets and liabilities:
Property, plant and equipment
90 238
42 489
Investments and loans
5 097
–
Goodwill and intangible assets
8 224
96 360
Net current assets
86 210
–
Long-term liabilities
(118 174)
–
Foreign currency translation release
–
(23 197)
71 595
115 652
Minority shareholders’ interest
(5 789)
(483 244)
Profit on sale
933 472
367 592
Selling price
999 278
–
Cash in joint ventures disposed of
(247 433)
(188 097)
Net cash inflow/(outflow) on disposal of interest in joint ventures
751 845
(188 097)

notes to the consolidated annual ﬁnancial statements
(continued)

31 March
2006
2005
R’000
R’000
34. CASH AND CASH EQUIVALENTS
Cash and deposits
6 775 542
4 033 796
Bank overdrafts and call loans
(364 777)
(433 339)
6 410 765
3 600 457
Restricted cash
The following cash balances are restricted from immediate use according to agreements with banks and other financial institutions:
South Africa
–
52 139
Mediterranean
212
1 613
Netherlands
233 085
1 922
China
–
8
Thailand
484
1 293
USA
3 987
1 145
Total restricted cash
237 768
58 120
35. BUSINESS AND GEOGRAPHICAL SEGMENTS
Primary reporting format – business segments
The group has determined that its primary reporting format for segments is based on its method of internal reporting that disaggregates its businesses by service or product. The group’s reportable business segments are electronic media, print media and corporate services. Electronic media is further disaggregated into pay television, internet, conditional access systems and Entriq. The print media segment is further disaggregated into newspapers, magazines and printing, books and education. The group’s business is conducted in the following main business segments:
Electronic media
♦
Pay television – through the group’s subsidiaries, associated companies and joint ventures based in South Africa, sub-Saharan Africa, Cyprus and Greece, which generate revenue mainly from local customers.
♦
Internet – through the group’s subsidiaries, associated companies and joint ventures based in South Africa, sub-Saharan Africa, Thailand and China, which generate revenue mainly from local customers.
♦
Conditional access systems – through Irdeto, provides digital content management and protections systems to customers globally.
♦
Entriq – to protect, manage and monetise all digital media worldwide on any platform.
Print media
♦
Newspapers, magazines and printing – through the group’s subsidiaries, joint ventures and associated companies in southern Africa, which publish, print and distribute various newspapers and magazines for the local market.
♦
Books – through the group’s subsidiaries in southern Africa, which generate income mainly from local customers.
♦
Private education – through the group’s subsidiaries in South Africa, which generate income mainly from local customers.
Corporate services – represent the group’s holding company and head office infrastructure.
The accounting policies applied by the reportable segments are consistent with the accounting policies applied in the consolidated financial statements, as described in note 3.

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

35. BUSINESS AND GEOGRAPHICAL SEGMENTS(continued)
Electronic media
Print media
Pay
television
Internet
Conditional
access
systems
Entriq
News-
papers,
magazines
and
printing
Books
Private
education
Corporate
services
Elimi-
nations
Con-
solidated
total
March 2006
R’000
R’000
R’000
R’000
R’000
R’000
R’000
R’000
R’000
R’000
Revenue
External
8 903 324 897 992 352 320 65 864 3 983 131 980 933 536 338 9 805 (23 283) 15 706 424
Intersegmental 8 280 31 301 112 965 7 538 885 790 21 971 773 73 944 (1 142 562) –
Total revenue
8 911 604
929 293
465 285
73 402 4 868 921 1 002 904
537 111
83 749 (1 165 845) 15 706 424
Cost of providing
services and sale of
goods
(4 863 668) (501 503) (123 419) (25 244) (3 309 974) (620 570) (277 032) (67 364) 1 035 084 (8 753 690)
Selling, general and
administration expenses (1 296 260)
(578 832) (342 653) (213 325) (960 790) (311 765) (301 043) (74 770) 130 761 (3 948 677)
Other (losses)/gains –
net
33 768 (1 548) 411 (2) 13 937 (3 800) (42 799) 26 – (7)
Operating profit/(loss) 2 785 444
(152 590)
(376) (165 169)
612 094
66 769
(83 763)
(58 359)
–
3 004 050
Finance costs – net (106 029) 70 254 7 716 6 124 (69 113) 68 (29 347) 108 895 – (11 432)
Share of equity-
accounted results
3 755 150 264 – – (2 791) 49 – – – 151 277
Profit/(loss) on sale
of investments
– – – – (1 133) 56 772 334 18 393 – 74 366
Profit/(loss) before
taxation
2 683 170 67 928 7 340 (159 045) 539 057 123 658 (112 776) 68 929 – 3 218 261
Taxation (790 098) (59 706) (4 912) 698 (76 201) 1 309 93 (5 996) – (934 813)
Net profit/(loss) from
continuing operations
1 893 072 8 222 2 428 (158 347) 462 856 124 967 (112 683) 62 933 – 2 283 448
Profit/(loss) from
discontinued operations
43 810 408 – – – – (12 402) – – 31 816
Profit arising on
discontinuance
of operations
972 882 59 278 – – – – – – – 1 032 160
Net profit/(loss)
2 909 764
67 908
2 428
(158 347)
462 856
124 967
(125 085)
62 933
–
3 347 424
Attributable to:
Equity holders
of the group
2 822 897 54 277 2 428 (158 347) 419 679 111 567 (125 352) 63 039 – 3 190 188
Minority interest 86 867 13 631 – – 43 177 13 400 267 (106) – 157 236
2 909 764
67 908
2 428
(158 347)
462 856
124 967
(125 085)
62 933
–
3 347 424
Segment assets 7 907 837 1 659 436 509 396 89 894 3 286 504 553 396 514 438 9 961 390 (7 980 634) 16 501 657
Investments in associates 32 378 773 064 – – 292 887 3 956 – 205 880 – 1 308 165
Segment liabilities 10 161 933 2 138 130 617 814 870 961 2 373 326 304 970 781 630 (504 143) (7 544 167) 9 200 454
Capital expenditure 285 643 69 298 17 286 27 905 535 555 45 044 38 649 5 360 – 1 024 740
Amortisation of
programme and
film rights*
1 125 783 – – – – – – – – 1 125 783
Depreciation of property,
plant and equipment
344 748 63 854 13 026 12 291 130 118 9 082 20 368 2 059 – 595 546
Amortisation of
intangible assets
9 075 53 411 6 267 – 17 225 4 018 2 543 3 173 – 95 712
Impairment of
tangible assets
– – – – – 326 – – – 326
Impairment of
intangible assets
9 144 95 – – 557 4 166 55 885 – – 69 847
Reversal of impairment
of tangible assets
– – – – 1 706 369 – – – 2 075
Reversal of impairment
of intangible assets
– – – – – 413 – – – 413
*Included in operating profit

notes to the consolidated annual ﬁnancial statements(continued)

35. BUSINESS AND GEOGRAPHICAL SEGMENTS(continued)
Electronic media
Print media
Pay
television
Internet
Conditional
access
systems
Entriq
News-
papers,
magazines
and
printing
Books
Private
education
Corporate
services
Elimi-
nations
Con-
solidated
total
March 2005
R’000
R’000
R’000
R’000
R’000
R’000
R’000
R’000
R’000
R’000
Revenue
External
7 746 628 696 265 255 330 33 877 3 374 106 860 581 547 186 3 889 (15) 13 517 847
Intersegmental 23 938 13 680 78 667 20 514 86 750 22 629 449 62 227 (308 854) –
Total revenue
7 770 566
709 945
333 997
54 391 3 460 856
883 210
547 635
66 116
(308 869) 13 517 847
Cost of providing
services and sale of
goods
(4 378 632) (362 864) (101 355) (11 745) (2 114 382) (539 691) (257 645) (58 648) 99 143 (7 725 819)
Selling, general and
administration expenses (1 273 513)
(410 853) (279 628) (132 131) (821 709) (288 529) (264 338) (50 510) 209 726 (3 311 485)
Other (losses)/gains –
net
1 429 (3 852) 454 250 3 485 (2 181) (3 051) (8 236) – (11 702)
Operating profit/(loss) 2 119 850
(67 624)
(46 532)
(89 235)
528 250
52 809
22 601
(51 278)
–
2 468 841
Finance costs – net (249 772) 64 575 17 866 10 926 (49 552) (12 721) (23 349) 25 023 – (217 004)
Share of equity-
accounted results
4 558 83 878 – – 161 – – – – 88 597
Profit/(loss) on sale
of investments
15 – 18 659 – – (1 074) 9 350 (27 261) – (311)
Dilution profits/(losses) – 374 501 – – (3 007) (3 097) – (361) – 368 036
Profit/(loss) before
taxation
1 874 651 455 330 (10 007) (78 309) 475 852 35 917 8 602 (53 877) – 2 708 159
Taxation (80 959) (107 510) (1 834) (2 019) (88 220) 30 132 (2 610) (3 442) – (256 462)
Net profit/(loss) from
continuing operations
1 793 692 347 820 (11 841) (80 328) 387 632 66 049 5 992 (57 319) – 2 451 697
Profit/(loss) from
discontinued operations
54 342 (4 300) – – – – – – – 50 042
Net profit/(loss)
1 848 034
343 520
(11 841)
(80 328)
387 632
66 049
5 992
(57 319)
–
2 501 739
Attributable to:
Equity holders of the
group
1 780 080 343 212 (11 841) (80 328) 354 019 50 906 5 992 (57 278) – 2 384 762
Minority interest 67 954 308 – – 33 613 15 143 – (41) – 116 977
1 848 034
343 520
(11 841)
(80 328)
387 632
66 049
5 992
(57 319)
–
2 501 739
Segment assets 8 670 585 6 134 569 1 807 057 57 564 2 491 980 680 506 528 388 1 199 380 (8 384 190) 13 185 839
Investments in
associates
21 412 805 114 – – 1 586 3 907 – 5 669 – 837 688
Segment liabilities 11 465 857 4 507 198 407 329 704 231 1 498 068 656 270 656 773 (3 263 507) (8 401 349) 8 230 870
Capital expenditure 142 243 74 182 40 922 18 532 299 603 29 419 24 339 11 143 – 640 383
Amortisation of
programme and film
rights*
1 151 538 – – – – – – – – 1 151 538
Depreciation of property,
plant and equipment
331 389 63 132 11 511 4 486 115 402 11 423 16 955 1 235 – 555 533
Amortisation of
intangible assets
15 520 11 365 – – 25 291 4 359 896 – – 57 431
Impairment of tangible
assets
– – – – – 3 069 409 – – 3 478
Impairment of intangible
assets
– 12 495 – – – 508 – – – 13 003
*Included in operating profit

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

35. BUSINESS AND GEOGRAPHICAL SEGMENTS(continued)
Secondary reporting format – geographical segments
The group operates in five main geographical areas:
Africa – The group derives revenues from television platform services, print media activities, internet services, technology products and services, book publishing and private education. The activities in the Republic of South Africa are the most significant in this segment and therefore South Africa has been presented separately.
United States of America – The group’s activities comprise a portion of services and goods rendered by the technology operations, based in the United States of America.
Greece and Cyprus – The group generates revenue from television platform services with operations in Greece and Cyprus.
Asia – The group’s activities comprise its interest in internet activities based in Thailand and China. Furthermore, the group generates revenue from interactive television and technology products and services, provided by subsidiaries based in the Netherlands.
Other – Includes the group’s provision of interactive television and technology products through subsidiaries, located mainly in the Netherlands.
Africa
South
Africa
Rest of
Africa
USA
Greece and
Cyprus
Asia
Other
Eliminations
Consolidated
total
March 2006
R’000
R’000
R’000
R’000
R’000
R’000
R’000
R’000
External revenue 11 993 868
1 837 828
48 825
1 469 148
77 977
278 778
–
15 706 424
Segment assets 19 095 383
2 310 481
108 479
1 155 227
1 347 838
15 551 875
(23 067 626)
(a)
16 501 657
Capital
expenditure
806 074
16 007
29 049
109 563
50 463
13 584
–
1 024 740
Impairment of
tangible assets
326
–
–
–
–
–
–
326
Impairment of
intangible assets
69 847
–
–
–
–
–
–
69 847
March 2005
External revenue 10 140 059
1 545 290 46 871 1 432 795 229 721 123 111 – 13 517 847
Segment assets 10 675 600 2 046 555 114 622 1 120 533 6 081 407 12 297 664 (19 150 542)
(a)
13 185 839
Capital
expenditure
456 215 25 464 18 532 11 242 71 047 57 883 – 640 383
Impairment of
tangible assets
3 478 – – – – – – 3 478
Impairment
of intangible
assets
508 – – – 12 495 – – 13 003
(a) Represents adjustments to the assets and liabilities of the segments relating to intersegment loans and investments that eliminate on consolidation.

notes to the consolidated annual ﬁnancial statements(continued)

36. FINANCIAL RISK MANAGEMENT
Financial risk factors
The group’s activities expose it to a variety of financial risks, including the effects of changes in debt and equity markets, foreign currency exchange rates and interest rates. The group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise the potential adverse effects on the financial performance of the group. The group uses derivative financial instruments, such as forward exchange contracts and interest rate swaps, to hedge certain risk exposures. The group does not speculate with, or engage in the trading of financial instruments.
Risk management is carried out by the management of the group under policies approved by the board of directors. Management identifies, evaluates and hedges financial risks. The various boards of directors within the group provide written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative instruments and the investment of excess liquidity.
Foreign exchange risk
The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. Entities in the group use forward exchange contracts to hedge their exposure to foreign currency risk in connection with their functional currencies. Management is responsible for hedging the net position in each foreign currency by using forward currency contracts. The group generally covers forward 80% to 100% of firm commitments in foreign currency for up to two years.
The group has classified some of its forward exchange contracts relating to forecast transactions and firm commitments as cash flow hedges, and states them at fair value. The transactions relate mainly to programming costs, transponder lease instalments and the acquisition of inventory items. An after-tax loss of R20,2 million (2005: R18,9 million loss) has been deferred in a hedging reserve at 31 March 2006. This amount is expected to realise as an expense over the next two years.
Changes in the fair value of forward exchange contracts that economically hedge monetary liabilities in foreign currencies and for which no hedge accounting is applied, are recognised in the income statement. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognised as part of
“finance costs – net” (see note 26).
The fair value of all forward exchange contracts at 31 March 2006 was a net liability of R101,9 million (2005: R273,2 million), comprising assets of R0,3 million (2005: R10,3 million) and liabilities of R102,2 million (2005: R283,5 million), that were recognised as derivative financial instruments. The fair value of embedded derivative instruments, mainly relating to programming contracts with content providers, at 31 March 2006 was a net asset of R166,5 million (2005: R179,9 million), comprising assets of R167,1 million (2005: R192,0 million) and liabilities of R0,6 million (2005: R12,1 million), that were recognised in derivative assets and liabilities.
Credit risk
Receivables consist primarily of invoiced amounts from normal trading activities. The group has a large diversified customer base across many geographical areas. Strict credit control is exercised through monitoring customers’ payment history and when necessary, provision is made for specific doubtful accounts. As at 31 March 2006, the directors were unaware of any significant unprovided or uninsured concentration of credit risk.
The group is exposed to certain concentrations of credit risk relating to its cash and current investments. It places its cash and current investments mainly with major banking groups and high-quality institutions that have high credit ratings.
The group’s policy is designed to limit exposure to any one institution and invests its excess cash in low-risk investment accounts. The counterparties that are used by the group are evaluated on a continuous basis. At 31 March 2006 cash and current investments were held with numerous financial institutions.

notes to the consolidated annual ﬁnancial statementscontinued)
Naspers Limited Annual Report 2006

36. FINANCIAL RISK MANAGEMENT(continued)
Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. In terms of the articles of association of the company, no limitation is placed on its borrowing capacity. The facilities expiring within one year are subject to renewal at various dates during the next year. The group had the following unutilised banking facilities as at 31 March 2006 and 2005:
31 March
2006
2005
R’000
R’000
On call
252 200
944 313
Expiring within one year
1 554 539
4 339
1 806 739
948 652
The facilities expiring within one year are annual facilities subject to review at various dates during the next year.
Interest rate risk
As part of the process of managing the group’s fixed and floating borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates Where appropriate, the group uses derivative instruments, such as interest rate swap agreements, purely for hedging purposes. The interest rate profile of the loans as at 31 March 2006 was as follows:
Fixed more
Fixed 0 – 12
than 12
Interest-free
Floating
months
months
Total
R’000
R’000
R’000
R’000
R’000
Loans 1 270 066 736 029 211 811 1 837 197 4 055 103
% of loans 31% 18% 5% 46% 100%
Foreign exchange rates
The exchange rates used by the group to translate foreign entities’ income statements and balance sheets are as follows:
31 March 2006
31 March 2005
Average
Closing
Average
Closing
Currency (1FC = ZAR)
rate
rate
rate rate
USA dollar
6,3915
6,1490
6,2146 6,2114
Cyprus pound
13,0127
12,9453
13,5045 13,7862
Euro
7,7570
7,4636
7,8428 8,0539
Nigerian naira
0,0478
0,0482
0,0464 0,0467
Thai baht
0,1581
0,1583
0,1546 0,1583
Chinese yuan renminbi
0,7871
0,7671
0,7507 0,7505
The average rates listed above are only approximate average rates for the year, as the group measures separately the transactions of each of its material operations using the particular currency of the primary economic environment in which the operation conducts its business, translated at the prevailing exchange rate at the transaction date.

notes to the consolidated annual ﬁnancial statements(continued)

36. FINANCIAL RISK MANAGEMENT(continued)
31 March 2006
31 March 2005
Assets
Liabilities
Assets Liabilities
R’000
R’000
R’000 R’000
Derivative financial instruments
Current portion
Foreign exchange contracts
279
92 337
9 326 283 492
Embedded derivatives
134 404
525
160 384 2 484
134 683
92 862
169 710 285 976
Non-current portion
Foreign exchange contracts
–
9 908
941 –
Embedded derivatives
32 647
122
31 631 9 642
Paarl Media shareholders’ liability
(1)
–
202 634
– –
32 647
212 664
32 572 9 642
Total
167 330
305 526
202 282 295 618
(1) Refer to note 19 for additional information.
31 March 2006
31 March 2005
Foreign
Foreign
currency
currency
amount
amount
R’000
R’000
R’000 R’000
Foreign currency exchange commitments
The group had the following forward foreign
currency exchange contract commitments:
USA dollar
150 430
979 205
159 512 1 186 736
Sterling
4 871
53 796
7 114 82 970
Euro
47 544
376 435
33 749 274 373
Swiss franc
1 259
6 357
5 013 30 968
Hong Kong dollar
191
157
– –
Singapore dollar
322
1 282
128 441
Australian dollar
284
1 277
– –
Uncovered foreign liabilities
The group had the following uncovered
foreign liabilities:
USA dollar
58 142
422 564
74 952 465 553
Sterling
3 353
35 627
3 213 37 684
Chinese yuan renminbi
–
–
8 266 6 204
Euro
58 377
436 547
72 576 584 513
Swiss franc
10
47
160 833
Australian dollar
880
4 197
1 073 5 149
Cyprian pound
228
2 960
– –
South Korean kwon
482 739
5 009
– –
Foreign exchange contracts are entered into to manage the exposure to movements in exchange rates on specific transactions.

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

37. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair values together with the carrying amounts of financial instruments are as follows:
31 March 2006
31 March 2005
Carrying
Carrying
value
Fair value
value Fair value
R’000
R’000
R’000 R’000
Assets
Investments and loans
1 383 027
6 639 451
1 238 959 3 320 060
Receivables and loans
2 027 589
2 027 589
1 858 923 1 858 923
Derivative financial instruments
167 330
167 330
202 282 202 282
Cash and cash deposits
6 775 542
6 775 542
4 033 796 4 033 796
Liabilities
Long-term liabilities
2 617 395
2 621 547
2 473 104 2 528 014
Payables and loans
5 598 967
5 599 343
4 730 142 4 742 867
Derivative financial instruments
305 526
305 526
295 618 295 618
Bank overdrafts
364 777
364 777
433 339 433 339
The fair values of financial instruments were calculated using market information and other relevant valuation techniques, and do not necessarily represent the values that the group will realise in the normal course of business. The carrying amounts of cash and cash deposits, bank overdrafts, receivables and payables are deemed to reflect fair value due to the short maturities of these instruments. The fair values of forward exchange contracts and embedded derivative instruments are based on quoted market prices. The fair values of interest-bearing loans are calculated based on discounted expected future principal and interest cash flows.
38. EQUITY COMPENSATION BENEFITS
The following share incentive plans were in operation during the financial year:
Naspers Limited
On 14 August 1987 the group established the Naspers Share Incentive Trust (“the Naspers Plan”) under which it may award options for no more than 11% of the total number of N ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the market value of the shares at the time of the grant. One third of the share options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.
Movements in terms of the Naspers Plan are as follows:
31 March 2006
31 March 2005
Weighted
Weighted
average exercise
average exercise
Shares
price (rand)
Shares price (rand)
Outstanding at 1 April
10 522 517
26, 92
10 912 637 26, 35
Granted
–
–
217 817 48, 17
Exercised
(655 496)
24, 07
(567 831) 24, 07
Forfeited
(44 284)
27, 56
(40 106) 27, 56
Outstanding at 31 March
9 822 737
27, 06
10 522 517 26, 92
Available to be implemented at 31 March
5 604 438
26, 46
4 309 745 36, 23
No share options expired or were cancelled during the years ended 31 March 2006 and 31 March 2005.

notes to the consolidated annual ﬁnancial statements(continued)

38. EQUITY COMPENSATION BENEFITS(continued)
Naspers Limited(continued)
Taken up during the year:
31 March 2006
31 March 2005
Weighted
Weighted
average share
average share
!
Shares
price (rand)
! Shares price (rand)
!
X f jhi uf e!bwf sbhf !ti bsf !qsjdf !pg!pqujpot!!
ubl f o!vq!evsjoh!ui f !zf bs!
655 496
102, 30
! 678!942! 74, 89
Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:
Share options outstanding
Share options currently available
Range of exercise
prices (rand)
Number
outstanding at
31 March 2006
Weighted
average
remaining
contractual life
(years)
Weighted
average
exercise price
(rand)
Exercisable at
31 March 2006
Weighted
average
exercise price
(rand)
10,00 – 15,00
1 500
5,92 13,65
1 000
13,65
15,01 – 20,00
112 005
6,51 18,44
16 665
18,50
20,01 – 25,00
3 309 347
6,14 23,19
1 340 938
22,22
25,01 – 30,00
4 605 286
3,79 27,67
4 156 573
27,72
30,01 – 35,00
1 570 707
6,55 30,98
79 853
31,40
35,01 – 40,00
–
– –
–
–
40,01 – 45,00
53 359
7,36 42,94
5 859
43,65
45,01 – 50,00
100 000
8,45 50,00
–
–
50,01 – 60,15
70 533
8,21 50,82
3 550
57,84
9 822 737
27,06
5 604 438
26,46
Grants made during the year:
31 March 2006
31 March 2005
Weighted average fair value at measurement date
–
21,96
This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following
inputs and assumptions:
Weighted average share price (R)
–
48,74
Weighted average exercise price (R)
–
48,74
Weighted average expected volatility (%)*
–
27,1
Weighted average option life (years)
–
10,0
Weighted average dividend yield (%)
–
1,2
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)
–
9,6
Weighted average in-the-money rate (%)
–
56,0
Weighted average vesting period (years)
–
4,0
Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
*The weighted average expected volatility is determined using historical daily share prices.

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

38. EQUITY COMPENSATION BENEFITS
(continued)
Media24 Limited
On 31 August 2000 the group established the Media24 Share Trust (“the Media24 Plan”) in terms of which it may award options for no more than 15% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the share options at the time of the grant. One third of the options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as cash-settled.
Movements in terms of the Media24 Plan are as follows:
31 March 2006
31 March 2005
Weighted
Weighted
average exercise
average exercise
Shares
price (rand)
Shares price (rand)
Outstanding at 1 April
6 100 496
7,18
6 676 862 6,80
Granted
71 235
19,35
522 591 11,46
Exercised
(1 416 300)
6,83
(761 587) 6,81
Forfeited
(190 775)
7,34
(337 370) 7,03
Outstanding at 31 March
4 564 656
7,50
6 100 496 7,18
Available to be implemented at 31 March
3 183 823
6,77
2 772 577 6,82
No share options expired or were cancelled during the years ended 31 March 2006 and 31 March 2005.
Taken up during the year:
31 March 2006
31 March 2005
Weighted
Weighted
average share
average share
Shares
price (rand)
Shares price (rand)
Weighted average share price of options
taken up during the year
1 416 300
20,13
761 587 10,89
Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:
Share options outstanding
Share options currently available
Exercise
price (rand)
Number
outstanding at
31 March 2006
Weighted
average
remaining
contractual life
(years)
Weighted
average
exercise price
(rand)
Exercisable at
31 March 2006
Weighted
average
exercise price
(rand)
6,04
957 127
5,70 6,04
541 757
6,04
6,90
202 479
6,69 6,90
54 872
6,90
6,92
2 591 484
4,75 6,92
2 587 194
6,92
8,12
258 953
7,71 8,12
–
–
11,63
488 998
8,50 11,63
–
–
20,42
65 615
9,46 20,42
–
–
4 564 656
7,50
3 183 823
6,77

notes to the consolidated annual ﬁnancial statements(continued)

38. EQUITY COMPENSATION BENEFITS(continued)
Media24 Limited(continued)
Grants made during the year:
31 March 2006
31 March 2005
Weighted average fair value at measurement date
12,24
10,73
This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following
inputs and assumptions:
Weighted average share price (R)
28,74
20,35
Weighted average exercise price (R)
20,42
11,63
Weighted average expected volatility (%)*
15,3
20,0
Weighted average option life (years)
9,8
9,9
Weighted average dividend yield (%)
–
–
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)
7,4
8,5
Weighted average in-the-money rate (%)
89,5
57,0
Weighted average vesting period (years)
4,0
4,0
Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
*The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.
Paarl Media Holdings (Proprietary) Limited
On 29 May 2001, the group established the Paarl Media Holdings Share Trust (“the Paarl Media Plan”) in terms of which it may award options for no more than 5% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment. This plan is classified as cash-settled.
Movements in terms of the Paarl Media Plan are as follows:
31 March 2006
31 March 2005
Weighted
Weighted
average exercise
average exercise
Shares
price (rand)
Shares price (rand)
Outstanding at 1 April
4 146 535
7,23
3 580 200 5,18
Granted
–
–
1 305 000 11,50
Exercised
(1 053 466)
4,81
(667 109) 4,83
Forfeited
(329 000)
8,32
(71 556) 5,24
Outstanding at 31 March
2 764 069
7,23
4 146 535 7,23
Available to be implemented at 31 March
182 937
4,80
1 733 935 4,80
No share options expired or were cancelled during the
years ended 31 March 2006 or 31 March 2005.
Taken up during the year:
Weighted average share price of options
taken up during the year
1 053 466
16,59
667 109 11,50

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

38. EQUITY COMPENSATION BENEFITS(continued)
Paarl Media Holdings (Proprietary) Limited(continued)
Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:
Share options outstanding
Share options currently available
Exercise
price (rand)
Number
outstanding at
31 March 2006
Weighted
average
remaining
contractual life
(years)
Weighted
average
exercise price
(rand)
Exercisable at
31 March 2006
Weighted
average
exercise price
(rand)
4,80
1 001 936
5,61 4,80
182 937
4,80
6,93
1 116 000
7,75 6,93
–
6,93
11,50
646 133
9,00 11,50
–
11,50
2 764 069
7,23
182 937
4,80
Via Afrika Limited
On 21 November 2003 the group established the Via Afrika Share Trust (“the Via Afrika Plan”) in terms of which it may award options for no more than 10% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as cash-settled.
Movements in terms of the Via Afrika Plan are as follows:
31 March 2006
31 March 2005
Weighted
Weighted
average exercise
average exercise
Shares
price (rand)
Shares price (rand)
Outstanding at 1 April
3 972 226
5,00
–
–
Granted
–
–
4 012 606 5,00
Forfeited
(575 435)
5,00
(40 380) 5,00
Outstanding at 31 March
3 396 791
5,00
3 972 226 5,00
Available to be implemented at 31 March
–
–
– –
No share options expired or were cancelled or exercised during the years ended 31 March 2006 and 31 March 2005.
Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:
Share options outstanding
Share options currently available
Exercise
price (rand)
Number
outstanding at
31 March 2006
Weighted
average
remaining
contractual life
(years)
Weighted
average
exercise price
(rand)
Exercisable at
31 March 2006
Weighted
average
exercise price
(rand)
5,00
3 396 791
8,43 5,00
–
–

notes to the consolidated annual ﬁnancial statements(continued)

38. EQUITY COMPENSATION BENEFITS(continued)
Via Afrika Limited(continued)
Grants made during the year:
31 March 2006
31 March 2005
Weighted average fair value at measurement date
–
2,04
This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following
inputs and assumptions:
Weighted average share price (R)
–
5,00
Weighted average exercise price (R)
–
5,00
Weighted average expected volatility (%)*
–
20,0
Weighted average option life (years)
–
10,0
Weighted average dividend yield (%)
–
–
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)
–
8,5
Weighted average in-the-money rate (%)
–
57,0
Weighted average vesting period (years)
–
4,0
Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
*The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.
MIH Holdings Limited
In terms of the plan, MIH Holdings may grant options to its employees for up to 26,4 million shares of MIH Holdings ordinary share capital. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.
In terms of a section 311 scheme of arrangement, Naspers Limited offered one Naspers Class N ordinary share to all the minority shareholders of MIH Holdings Limited, including the MIH Holdings Plan, for every 2,25 MIH Holdings shares that it held. All the MIH Holdings shares were exchanged for Naspers Class N ordinary shares on 20 December 2002. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.
Movements in terms of the MIH Holdings Plan are as follows:
NASPERS N (rand)
31 March 2006
31 March 2005
Weighted
Weighted
average exercise
average exercise
Shares
price (rand)
Shares price (rand)
Outstanding at 1 April
3 417 626
25,77
4 910 162 25,49
Granted
259 908
104,97
12 742 19,60
Exercised
(1 530 111)
24,18
(1 329 861) 24,62
Forfeited
(97 440)
30,33
(175 417) 26,22
Outstanding at 31 March
2 049 983
36,77
3 417 626 25,77
Available to be implemented at 31 March
454 373
23,20
1 376 154 25,06
No share options expired or were cancelled during the years ended 31 March 2006 and 31 March 2005.

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

38. EQUITY COMPENSATION BENEFITS(continued)
MIH Holdings Limited(continued)
Taken up during the year:
31 March 2006
31 March 2005
Weighted
Weighted
average share
average share
Shares
price (rand)
Shares price (rand)
Weighted average share price of options
taken up during the year
1 530 111
114,92
1 329 861 63,89
Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:
Share options outstanding
Share options currently available
Range of exercise
prices (rand)
Number
outstanding at
31 March 2006
Weighted
average
remaining
contractual life
(years)
Weighted
average
exercise price
(rand)
Exercisable at
31 March 2006
Weighted
average
exercise price
(rand)
6,91 – 20,00
356 317
5,90 13,97
146 903
14,05
20,01 – 40,00
1 045 697
5,89 25,50
301 060
26,11
40,01 – 60,00
385 118
7,90 41,58
1 227
50,54
60,01 – 130,50
262 851
9,36 105,49
5 183
106,98
2 049 983
36,77
454 373
23,20
Grants made during the year:
31 March 2006
31 March 2005
Weighted average fair value at measurement date
41,13
17,78
This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following
inputs and assumptions:
Weighted average share price (R)
105,35
45,25
Weighted average exercise price (R)
105,35
45,25
Weighted average expected volatility (%)*
25,8
29,2
Weighted average option life (years)
9,0
9,9
Weighted average dividend yield (%)
0,9
1,2
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)
8,0
10,2
Weighted average in-the-money rate (%)
26,6
110,0
Weighted average vesting period (years)
4,0
4,0
Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
*The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.

notes to the consolidated annual ﬁnancial statements(continued)

38. EQUITY COMPENSATION BENEFITS(continued)
MIH (BVI) Limited
On 25 March 1999 the group established the MIH Limited Share Scheme (“the MIH Limited Plan”) in terms of which it may award options for no more than 10% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.
As part of the merger between MIH Limited and MIH (BVI) Limited, Naspers offered 3,5 Naspers Class N ordinary shares for each MIH Limited share held by minority shareholders, including the MIH Limited Plan. The MIH Limited Plan was converted into the MIH (BVI) Limited Plan at which time all its MIH Limited shares were exchanged for Naspers Class N ordinary shares and Naspers ADSs.
Movements in terms of the MIH (BVI) Limited Plan are as follows:
NASPERS N (US$)
31 March 2006
31 March 2005
Weighted
Weighted
average exercise
average exercise
Shares
price (US$)
Shares price (US$)
Outstanding at 1 April
1 578 462
2,65
2 364 490 2,73
Granted
–
–
– –
Exercised
(573 591)
2,94
(726 659) 3,08
Forfeited
(103 959)
2,43
(59 369) 0,60
Outstanding at 31 March
900 912
2,61
1 578 462 2,65
Available to be implemented at 31 March
256 692
2,65
136 597 2,32
NASPERS N (rand)
31 March 2006
31 March 2005
Weighted
Weighted
average exercise
average exercise
Shares
price (rand)
Shares price (rand)
Outstanding at 1 April
10 008 128
23,33
11 030 434 21,59
Granted
975 958
104,97
856 804 45,86
Exercised
(4 495 479)
24,18
(1 825 918) 23,64
Forfeited
(56 831)
30,33
(53 192) 15,35
Outstanding at 31 March
6 431 776
39,55
10 008 128 23,33
Available to be implemented at 31 March
711 343
20,36
2 254 940 21,01
No share options expired or were cancelled during the years ended 31 March 2006 and 31 March 2005.

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

38. EQUITY COMPENSATION BENEFITS(continued)
MIH (BVI) Limited(continued)
Taken up during the year:
NASPERS N (US$)
31 March 2006
31 March 2005
Weighted
Weighted
average share
average share
Shares
price (US$)
Shares price (US$)
Weighted average share price of options
taken up during the year
573 591
14,40
726 659 10,03
NASPERS N (rand)
31 March 2006
31 March 2005
Weighted
Weighted
average share
average share
Shares
price (rand)
Shares price (rand)
Weighted average share price of options
taken up during the year
4 495 479
114,13
1 825 918 68,71
Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:
NASPERS N (US$)
Share options outstanding
Share options currently available
Range of exercise
prices (US$)
Number
outstanding at
31 March 2006
Weighted
average
remaining
contractual life
(years)
Weighted
average
exercise price
(US$)
Exercisable at
31 March 2006
Weighted
average
exercise price
(US$)
1,10 – 2,50
356 522
5,24 1,90
135 782
1,99
2,51 – 5,00
537 120
6,76 3,00
113 640
3,04
5,01 – 7,50
–
– –
–
–
7,51 – 9,97
7 270
3,81 8,65
7 270
8,65
900 912
2,61
256 692
2,65
NASPERS N (rand)
Share options outstanding
Share options currently available
Range of exercise
prices (rand)
Number
outstanding at
31 March 2006
Weighted
average
remaining
contractual life
(years)
Weighted
average
exercise price
(rand)
Exercisable at
31 March 2006
Weighted
average
exercise price
(rand)
8,19 –15,00
491 713
6,00 8,19
109 667
8,19
15,01 – 40,00
3 702 949
6,53 22,02
592 616
21,79
40,01 – 65,00
1 272 194
8,00 44,17
–
–
65,01 – 75,00
9 060
4,00 74,22
9 060
74,22
75,01 – 100,00
–
– –
–
–
100,01 – 125,00
955 860
9,65 117,14
–
–
6 431 776
39,55
711 343
20,36

notes to the consolidated annual ﬁnancial statements(continued)

38. EQUITY COMPENSATION BENEFITS(continued)
MIH (BVI) Limited(continued)
Grants made during the year:
NASPERS N (US$)
There were no new grants of Naspers N shares in US$ for the years ended 31 March 2006 and 2005.
NASPERS N (rand)
31 March 2006
31 March 2005
Weighted average fair value at measurement date
42,44
20,09
This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following
inputs and assumptions:
Weighted average share price (R)
105,37
45,86
Weighted average exercise price (R)
105,37
45,86
Weighted average expected volatility (%)*
25,8
29,0
Weighted average option life (years)
9,3
8,1
Weighted average dividend yield (%)
0,9
1,2
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)
8,0
9,9
Weighted average in-the-money rate (%)
78,5
54,5
Weighted average vesting period (years)
4,0
4,0
Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
*The weighted average expected volatility is determined using historical daily share prices.

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

38. EQUITY COMPENSATION BENEFITS(continued)
Irdeto Access BV
On 14 October 1999 Mindport Holdings Limited established the Irdeto Access Share Scheme. In terms of the scheme, options of no more than 10% of the total number of issued ordinary shares of Irdeto Access BV may be awarded. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as cash-settled.
Movements in terms of the Irdeto Access BV Plan are as follows:
31 March 2006
31 March 2005
Weighted
Weighted
average exercise
average exercise
Shares
price (US$)
Shares price (US$)
Outstanding at 1 April
739 974
7,38
288 167 9,05
Granted
166 509
7,90
516 610 6,70
Forfeited
(47 278)
7,65
(64 803) 9,33
Outstanding at 31 March
859 205
7,47
739 974 7,38
Available to be implemented at 31 March
89 363
10,24
35 458 11,87
No share options expired or were cancelled or exercised during the years ended 31 March 2006 and 31 March 2005.
Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:
Share options outstanding
Share options currently available
Range of exercise
prices (US$)
Number
outstanding at
31 March 2006
Weighted
average
remaining
contractual life
(years)
Weighted
average
exercise price
(US$)
Exercisable at
31 March 2006
Weighted
average
exercise price
(US$)
6,70 – 7,89
496 839
8,00 6,70
–
–
7,90 – 8,29
321 396
7,56 7,90
51 584
7,90
8,30 – 12,00
3 170
3,16 8,88
3 170
8,88
12,01 – 14,80
37 800
5,19 13,80
34 609
13,85
859 205
7,47
89 363
10,24

notes to the consolidated annual ﬁnancial statements(continued)

38. EQUITY COMPENSATION BENEFITS(continued)
Irdeto Access BV(continued)
Grants made during the year:
31 March 2006
31 March 2005
Weighted average fair value at measurement date
1,62
1,40
This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following
inputs and assumptions:
Weighted average share price (US$)
7,90
6,70
Weighted average exercise price (US$)
7,90
6,70
Weighted average expected volatility (%)*
20,0
23,0
Weighted average option life (years)
5,3
5,3
Weighted average dividend yield (%)
–
–
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)
4,6
4,2
Weighted average in-the-money rate (%)
141,0
54,5
Weighted average vesting period (years)
3,8
3,8
Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
*The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.
MIH QQ (BVI) Limited
On 23 February 2003 MIH QQ (BVI) Limited established the MIH QQ (BVI) Limited Share Trust (“the MIH QQ Plan”), in
terms of which it can award options, but for no more than 10% of the total number of ordinary shares in issue.
Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One quarter of the shares generally vest at the anniversary of each of the first, second, third and fourth years after the grant date. The share options expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.
On 30 September 2005 MIH QQ (BVI) Limited established the 2005 MIH QQ (BVI) Limited Share Trust (“the 2005 MIH
QQ Plan”), in terms of which it can award options, provided that when added to the reserved shares and unreserved shares already held by the trustees of the 2005 MIH QQ Plan, or by the trustees of any other share trust, including the MIH QQ
(BVI) Limited Share Trust, they represent no more than 10% of the greater of MIH QQ (BVI) Limited’s (“MIH QQ”) total issued share capital at the time of such acquisition, or, if applicable, MIH QQ’s subsequently increased issued share capital.
Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One quarter of the shares generally vest at the anniversary of each of the first, second, third and fourth years after the grant date. The share options expire after five years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

38. EQUITY COMPENSATION BENEFITS(continued)
MIH QQ (BVI) Limited(continued)
Movements in terms of the MIH QQ (BVI) and 2005 MIH QQ (BVI) Plans are as follows:
MIH QQ (BVI) Limited Share Trust
31 March 2006
31 March 2005
Weighted
Weighted
average exercise
average exercise
Shares
price (US$)
Shares price (US$)
Outstanding at 1 April
34 124
120,96
34 500 34,00
Granted
–
–
8 874 368,41
Exercised
(7 850)
34,00
(9 250) 34,00
Forfeited
(1 250)
368,41
– –
Outstanding at 31 March
25 024
127,53
34 124 120,96
Available to be implemented at 31 March
12 585
118,63
8 000 34,00
2005 MIH QQ (BVI) Limited Share Trust
31 March 2006
31 March 2005
Weighted
Weighted
average exercise
average exercise
Shares
price (US$)
Shares price (US$)
Outstanding at 1 April
–
–
– –
Granted
28 497
613,69
– –
Outstanding at 31 March
28 497
613,69
– –
Available to be implemented at 31 March
–
–
– –
No share options expired or were cancelled during the years ended 31 March 2006 and 31 March 2005.
Taken up during the year:
MIH QQ (BVI) Limited Share Trust
31 March 2006
31 March 2005
Weighted
Weighted
average exercise
average exercise
Shares
price (US$)
Shares price (US$)
Weighted average share price of options
taken up during the year
7 850
940,67
9 250 349,75

notes to the consolidated annual ﬁnancial statements(continued)

38. EQUITY COMPENSATION BENEFITS(continued)
MIH QQ (BVI) Limited(continued)
Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:
MIH QQ (BVI) Limited Share Trust
Share options outstanding
Share options currently available
Exercise
price (US$)
Number
outstanding at
31 March 2006
Weighted
average
remaining
contractual life
(years)
Weighted
average
exercise price
(US$)
Exercisable at
31 March 2006
Weighted
average
exercise price
(US$)
34,00
18 025
7,00 34,00
9 400
34,00
368,41
6 999
8,00 368,41
3 185
368,41
25 024
127,53
12 585
118,63
2005 MIH QQ (BVI) Limited Share Trust
Share options outstanding
Share options currently available
Exercise
price (US$)
Number
outstanding at
31 March 2006
Weighted
average
remaining
contractual life
(years)
Weighted
average
exercise price
(US$)
Exercisable at
31 March 2006
Weighted
average
exercise price
(US$)
612,75
27 850
9,00 612,75
–
–
654,02
647
9,00 654,02
–
–
28 497
613,69
–
–
Grants made during the year:
MIH QQ (BVI) Limited Share Trust
31 March 2006
31 March 2005
Weighted average fair value at measurement date
–
189,99
This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following
inputs and assumptions:
Weighted average share price (US$)
–
458,31
Weighted average exercise price (US$)
–
368,41
Weighted average expected volatility (%)*
–
44,0
Weighted average option life (years)
–
10,0
Weighted average dividend yield (%)
–
–
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)
–
4,2
Weighted average in-the-money rate (%)
–
158,0
Weighted average vesting period (years)
–
4,0
Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
*The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

38. EQUITY COMPENSATION BENEFITS
(continued)
MIH QQ (BVI) Limited
(continued)
Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:
MIH QQ (BVI) Limited Share Trust
Share options outstanding
Share options currently available
Exercise
price (US$)
Number
outstanding at
31 March 2006
Weighted
average
remaining
contractual life
(years)
Weighted
average
exercise price
(US$)
Exercisable at
31 March 2006
Weighted
average
exercise price
(US$)
34,00
18 025
7,00 34,00
9 400
34,00
368,41
6 999
8,00 368,41
3 185
368,41
25 024
127,53
12 585
118,63
2005 MIH QQ (BVI) Limited Share Trust
Share options outstanding
Share options currently available
Exercise
price (US$)
Number
outstanding at
31 March 2006
Weighted
average
remaining
contractual life
(years)
Weighted
average
exercise price
(US$)
Exercisable at
31 March 2006
Weighted
average
exercise price
(US$)
612,75
27 850
9,00 612,75
–
–
654,02
647
9,00 654,02
–
–
28 497
613,69
–
–
Grants made during the year:
MIH QQ (BVI) Limited Share Trust
31 March 2006
31 March 2005
Weighted average fair value at measurement date
–
189,99
This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following
inputs and assumptions:
Weighted average share price (US$)
–
458,31
Weighted average exercise price (US$)
–
368,41
Weighted average expected volatility (%)*
–
44,0
Weighted average option life (years)
–
10,0
Weighted average dividend yield (%)
–
–
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)
–
4,2
Weighted average in-the-money rate (%)
–
158,0
Weighted average vesting period (years)
–
4,0
Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
*The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.
38. EQUITY COMPENSATION BENEFITS(continued)
MIH QQ (BVI) Limited(continued)
Grants made during the year:
2005 MIH QQ (BVI) Limited Share Trust
31 March 2006
31 March 2005
Weighted average fair value at measurement date
359,81
–
This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following
inputs and assumptions:
Weighted average share price (US$)
743,64
–
Weighted average exercise price (US$)
612,75
–
Weighted average expected volatility (%)*
47,5
–
Weighted average option life (years)
7,5
–
Weighted average dividend yield (%)
–
–
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)
4,0
–
Weighted average in-the-money rate (%)
73,0
–
Weighted average vesting period (years)
4,0
–
Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
*The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.
Entriq (Mauritius) Limited
On 6 May 2003 Entriq (Mauritius) Limited established the Entriq Share Trust (“the Entriq Plan”), in terms of which it can award options, but for no more than 15% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One quarter of the shares generally vest at the anniversary of each of the first, second, third and fourth years after the grant date. The share options expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as cash-settled.
Movements in terms of the Entriq Plan are as follows:
31 March 2006
31 March 2005
Weighted
Weighted
average exercise
average exercise
Shares
price (US$)
Shares price (US$)
Outstanding at 1 April
4 395 200
0,65
104 600 1,30
Capitalisation split – 11 March 2005
–
–
104 000 –
Granted
1 115 900
0,65
4 187 200 0,65
Forfeited
(110 100)
0,65
(600) 1,30
Outstanding at 31 March
5 401 000
0,65
4 395 200 0,65
Available to be implemented at 31 March
2 717 950
0,65
104 000 0,65
No share options expired or were cancelled or exercised during the years ended 31 March 2006 and 31 March 2005.

notes to the consolidated annual ﬁnancial statements(continued)

38. EQUITY COMPENSATION BENEFITS(continued)
Entriq (Mauritius) Limited(continued)
Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:
Share options outstanding
Share options currently available
Exercise
price (US$)
Number
outstanding at
31 March 2006
Weighted
average
remaining
contractual life
(years)
Weighted
average
exercise price
(US$)
Exercisable at
31 March 2006
Weighted
average
exercise price
(US$)
0,65
5 401 000
8,93 0,65
2 717 950
0,65
Grants made during the year:
31 March 2006
31 March 2005
Weighted average fair value at measurement date
0,27
0,32
This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following
inputs and assumptions:
Weighted average share price (US$)
0,65
0,65
Weighted average exercise price (US$)
0,65
0,65
Weighted average expected volatility (%)*
50,0
50,0
Weighted average option life (years)
9,5
8,6
Weighted average dividend yield (%)
–
–
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)
4,6
4,4
Weighted average in-the-money rate (%)
141,0
54,5
Weighted average vesting period (years)
3,8
3,8
Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
*The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.
Electronic Media Network Limited
On 12 June 1991 M-Net established the M-Net Share Trust (“the M-Net Plan”), under which it may award shares or options for no more than 10% of the total number of ordinary shares. Shares or options may be granted with an exercise price of not less than 100% of the market value of the shares or options at the time of the grant. One third of the shares or options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the shares or options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment.
Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.
In terms of a section 311 scheme of arrangement, Naspers Limited offered one Naspers Class N ordinary share to all the minority shareholders of M-Net, including the M-Net Plan, for every 4,5 M-Net/SuperSport linked unit that it held, or
R8,50 per M-Net/SuperSport linked unit. The transaction became unconditional on 24 March 2004. The linked units were exchanged for 574 726 Naspers Class N ordinary shares during April 2004.

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

38. EQUITY COMPENSATION BENEFITS
(continued)
Entriq (Mauritius) Limited
(continued)
Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:
Share options outstanding
Share options currently available
Exercise
price (US$)
Number
outstanding at
31 March 2006
Weighted
average
remaining
contractual life
(years)
Weighted
average
exercise price
(US$)
Exercisable at
31 March 2006
Weighted
average
exercise price
(US$)
0,65
5 401 000
8,93 0,65
2 717 950
0,65
Grants made during the year:
31 March 2006
31 March 2005
Weighted average fair value at measurement date
0,27
0,32
This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following
inputs and assumptions:
Weighted average share price (US$)
0,65
0,65
Weighted average exercise price (US$)
0,65
0,65
Weighted average expected volatility (%)*
50,0
50,0
Weighted average option life (years)
9,5
8,6
Weighted average dividend yield (%)
–
–
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)
4,6
4,4
Weighted average in-the-money rate (%)
141,0
54,5
Weighted average vesting period (years)
3,8
3,8
Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
*The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.
Electronic Media Network Limited
On 12 June 1991 M-Net established the M-Net Share Trust (“the M-Net Plan”), under which it may award shares or options for no more than 10% of the total number of ordinary shares. Shares or options may be granted with an exercise price of not less than 100% of the market value of the shares or options at the time of the grant. One third of the shares or options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the shares or options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment.
Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.
In terms of a section 311 scheme of arrangement, Naspers Limited offered one Naspers Class N ordinary share to all the minority shareholders of M-Net, including the M-Net Plan, for every 4,5 M-Net/SuperSport linked unit that it held, or
R8,50 per M-Net/SuperSport linked unit. The transaction became unconditional on 24 March 2004. The linked units were exchanged for 574 726 Naspers Class N ordinary shares during April 2004.
38. EQUITY COMPENSATION BENEFITS(continued)
Electronic Media Network Limited(continued)
Movements in terms of the M-Net Plan are as follows:
31 March 2006
31 March 2005
Weighted
Weighted
average exercise
average exercise
Shares
price (rand)
Shares price (rand)
Outstanding at 1 April
488 805
13,30
574 726 8,39
Granted
–
–
40 000 64,20
Exercised
(161 143)
2,90
(119 367) 6,96
Forfeited
(45 679)
57,35
(6 554) 8,64
Outstanding at 31 March
281 983
8,72
488 805 13,30
Available to be implemented at 31 March
73 564
8,93
109 439 9,25
No share options expired or were cancelled during the years ended 31 March 2006 and 31 March 2005.
Taken up during the year:
31 March 2006
31 March 2005
Weighted
Weighted
average share
average share
Shares
price (rand)
Shares price (rand)
Weighted average share price of options
taken up during the year
161 143
111,60
119 367 56,12
Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:
Share options outstanding
Share options currently available
Range of exercise
prices (rand)
Number
outstanding at
31 March 2006
Weighted
average
remaining
contractual life
(years)
Weighted
average
exercise price
(rand)
Exercisable at
31 March 2006
Weighted
average
exercise price
(rand)
4,00 – 8,50
36 089
3,70 6,36
24 479
5,79
8,51 – 13,50
235 861
6,81 8,74
39 052
8,87
13,51 – 30,50
10 033
1,24 16,82
10 033
16,82
281 983
8,72
73 564
8,93

notes to the consolidated annual ﬁnancial statements(continued)

38. EQUITY COMPENSATION BENEFITS(continued)
Electronic Media Network Limited(continued)
Grants made during the year:
31 March 2006
31 March 2005
Weighted average fair value at measurement date
–
24,36
This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following inputs and assumptions:
Weighted average share price (R)
–
64,20
Weighted average exercise price (R)
–
64,20
Weighted average expected volatility (%)*
–
24,9
Weighted average option life (years)
–
10,0
Weighted average dividend yield (%)
–
1,2
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)
–
8,8
Weighted average in-the-money rate (%)
–
46,0
Weighted average vesting period (years)
–
4,0
Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
*The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.
SuperSport International Holdings Limited
On 12 June 1991 SuperSport established the SuperSport Share Trust (“the SuperSport Plan”), under which it may award shares or options for no more than 10% of the total number of ordinary shares. Shares or options may be granted with an exercise price of not less than 100% of the market value of the shares or options at the time of the grant. One third of the shares or options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the shares or options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.
In terms of a section 311 scheme of arrangement, Naspers Limited offered one Naspers Class N ordinary share to all the minority shareholders of SuperSport, including the SuperSport Plan, for every 4,5 M-Net/SuperSport linked unit that it held, or R8,50 per M-Net/SuperSport linked unit. The transaction became unconditional on 24 March 2004. The linked units were exchanged for 525 228 Naspers Class N ordinary shares during April 2004.
Movements in terms of the SuperSport Plan are as follows:
31 March 2006
31 March 2005
Weighted
Weighted
average exercise
average exercise
Shares
price (rand)
Shares price (rand)
Outstanding at 1 April
579 329
32,20
742 326 30,25
Exercised
(211 367)
8,88
(154 051) 22,83
Forfeited
(7 694)
32,85
(8 946) 31,69
Outstanding at 31 March
360 268
33,83
579 329 32,20
Available to be implemented at 31 March
96 287
29,17
145 206 41,78
No share options expired or were cancelled during the years ended 31 March 2006 and 31 March 2005.

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

38. EQUITY COMPENSATION BENEFITS(continued)
SuperSport International Holdings Limited(continued)
Taken up during the year:
31 March 2006 31 March 2005
Weighted Weighted
average share average share
Shares price (rand) Shares price (rand)
Weighted average share price of options
taken up during the year
211 367
111,60
154 051 55,12
Share option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:
Share options outstanding
Share options currently available
Range of exercise
prices (rand)
Number
outstanding at
31 March 2006
Weighted
average
remaining
contractual life
(years)
Weighted
average
exercise price
(rand)
Exercisable at
31 March 2006
Weighted
average
exercise price
(rand)
–           –
102 502
6,11 –
28 984
–
10,00 – 25,00
884
2,93 24,51
884
24,51
25,01 – 40,00
34 143
2,74 32,47
30 607
31,89
40,01 – 55,00
220 028
6,80 49,54
33 101
49,90
55,01 – 60,00
2 711
3,95 58,66
2 711
58,66
360 268
33,83
96 287
29,17
Grants made during the year:
There were no new grants made for the years ended 31 March 2006 and 2005.

notes to the consolidated annual ﬁnancial statements(continued)

38. EQUITY COMPENSATION BENEFITS(continued)
Educor Holdings Limited
On 12 June 2001 the group established the Educor Share Incentive Scheme (“the Educor Plan”) in terms of which it may award options for no more than 20% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.
At 31 March 2005 no shares were allocated under the Educor Plan, and the plan was terminated during 2006.
Movements in terms of the Educor Plan are as follows:
31 March 2006
31 March 2005
Weighted
Weighted
average exercise
average exercise
Shares
price (rand)
Shares price (rand)
Outstanding at 1 April
–
–
11 462 505 0,96
Exercised
–
–
(7 972 855) 0,98
Forfeited
–
–
(3 489 650) 0,90
Outstanding at 31 March
–
–
– –
United Broadcasting Corporation Public Company Limited (“UBC”)
On 12 December 2000 UBC established the UBC Employee Securities Option Plan (“the UBC Plan”), in terms of which it can award options, but for no more than 3,95% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the first, second and third years after the grant date. The share options expire after nine years. Unvested shares are subject to cancellation upon expiration or termination of employment.
At 31 March 2005 there were 14 879 000 options outstanding and exercisable under the UBC Plan with a remaining weighted average contractual life of 5,75 years and an exercise price of 10 baht per share.
On 7 November 2005 the group publicly announced that it had entered into an agreement in terms of which it would sell its entire interest in UBC and this transaction was concluded on 6 January 2006.
Movements in terms of the UBC Plan are as follows:
31 March 2006
31 March 2005
Weighted
Weighted
average exercise
average exercise
Shares
price (THB)
Shares price (THB)
Outstanding at 1 April
–
–
17 103 200 10,00
Exercised
–
–
(2 172 400) 10,00
Forfeited
–
–
(51 800) 10,00
Outstanding at 31 March
–
–
14 879 000 10,00

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

38. EQUITY COMPENSATION BENEFITS(continued)
Tencent Holdings Limited
On 27 July 2001 Tencent Holdings Limited established a share option scheme (“the Tencent Plan”), in terms of which it can award options, but for no more than 5% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant, unless agreed otherwise by the Tencent board of directors. One third of the shares generally vest at the anniversary of each of the first, second and third years after the grant date. The share options expire after nine years. Unvested shares are subject to cancellation upon expiration or termination of employment.
During the year ended 31 March 2005 Tencent also issued Hong Kong dollar share options. At 31 March 2005 a total of 27 065 604 Hong Kong dollar options were outstanding at a weighted average exercise price of HKD4,40.
At 31 March 2005 there were 46 545 508 US dollar options outstanding, with exercise prices between US$0,05 and
US$0,44, with remaining contractual lives of between 6,48 and 8,99 years. There were also 27 065 604 Hong Kong dollar options outstanding with exercise prices of between HKD3,67 and HKD5,55 with remaining contractual lives of between
9,46 and 9,98 years. At 31 March 2005 there were 23 530 004 US dollar options exercisable at exercise prices between
US$0,05 and US$0,44. No Hong Kong dollar options were exercisable at 31 March 2005.
During 2005, the group changed its accounting for Tencent from consolidation to equity-accounting. As it is not required to disclose share-based compensation information for associate entities, the 2005 information is shown for comparative purposes only.
Movements in terms of the Tencent Plan are as follows:
31 March 2006
31 March 2005
Weighted
Weighted
average exercise
average exercise
Shares
price (US$)
Shares price (US$)
Outstanding at 1 April
–
–
72 491 650 0,08
Exercised
–
–
(24 786 254) 0,05
Forfeited
–
–
(1 159 888) 0,13
Outstanding at 31 March
–
–
46 545 508 0,09
Share appreciation rights schemes
On 20 September 2005 the group established the Media24 Limited, Electronic Media Network Limited/SuperSport
International Holdings Limited (“M-Net/SS”) and MultiChoice Africa (Proprietary) Limited (“MCA”) share appreciation rights plans. The aggregate number of scheme shares in respect of which they may award share appreciation rights (SARs) is no more than 10% of the total number of ordinary shares in issue in the respective companies. SARs may be granted with an exercise price of not less than 100% of the fair value of the SARs at the time of the grant. One third of the SARs generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the SARs and expire after five years and fourteen days. Unvested SARs are subject to forfeiture upon termination of employment. Cancelled SARs are SARs cancelled by mutual agreement between employer and employee. These plans are classified as equity-settled.

notes to the consolidated annual ﬁnancial statements(continued)

38. EQUITY COMPENSATION BENEFITS(continued)
Share appreciation rights schemes(continued)
Movements in terms of the SAR Plans are as follows:
Media24
MCA
M-Net/SS
31 March 2006
31 March 2006
31 March 2006
Weighted
Weighted
Weighted
average
average
average
exercise
exercise
exercise
SARs
price (rand)
SARs
price (rand)
SARs
price (rand)
Outstanding at 1 April
–
–
–
–
–
–
Granted
10 637 655
21,55
5 375 529
23,70
5 922 318
9,00
Forfeited
(52 865)
21,55
(80 941)
23,70
(2 965)
9,00
Outstanding at 31 March
10 584 790
21,55
5 294 588
23,70
5 919 353
9,00
Available to be implemented
at 31 March
–
–
–
–
–
–
No SARs expired or were cancelled during the year ended 31 March 2006.
SAR option allocations outstanding and currently available to be implemented at 31 March 2006 by exercise price:
Media24
SARs outstanding
SARs currently available
Exercise
price (rand)
Number
outstanding at
31 March 2006
Weighted
average
remaining
contractual life
(years)
Weighted
average
exercise price
(rand)
Exercisable at
31 March 2006
Weighted
average
exercise price
(rand)
21,55
10 584 790
4,5 21,55
–
–
MCA
SARs outstanding
SARs currently available
Exercise
price (rand)
Number
outstanding at
31 March 2006
Weighted
average
remaining
contractual life
(years)
Weighted
average
exercise price
(rand)
Exercisable at
31 March 2006
Weighted
average
exercise price
(rand)
23,70
5 294 588
4,5 23,70
–
–
M-Net/SS
SARs outstanding
SARs currently available
Exercise
price (rand)
Number
outstanding at
31 March 2006
Weighted
average
remaining
contractual life
(years)
Weighted
average
exercise price
(rand)
Exercisable at
31 March 2006
Weighted
average
exercise price
(rand)
9,00
5 919 353
4,5 9,00
–
–

notes to the consolidated annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

38. EQUITY COMPENSATION BENEFITS(continued)
Share appreciation rights schemes(continued)
Grants made during the year:
Media24
MCA
M-Net/SS
31 March 2006
31 March 2006 31 March 2006
Weighted average fair value at measurement date
7,37
6,88
2,95
This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following
inputs and assumptions:
Weighted average SAR price (R)
21,55
23,70
9,00
Weighted average exercise price (R)
21,55
23,70
9,00
Weighted average expected volatility (%)*
20,0
14,0
14,2
Weighted average SAR life (years)
5,0
5,0
5,0
Weighted average dividend yield (%)
–
–
–
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)
7,8
7,7
7,8
Weighted average in-the-money rate (%)
38,0
46,3
40,0
Weighted average vesting period (years)
4,0
4,0
4,0
Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
*The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.
Share-based payment liability
31 March
2006
2005
R’000
R’000
Total carrying amount of cash-settled share-based payment liability
108 371
36 158
Total intrinsic value of liability for vested benefits
43 459
13 336
39. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS
AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Naspers Limited is listed on the NASDAQ stock market in the United States (“US”) and is subject to the related reporting requirements. As part of these reporting requirements, the company prepares a reconciliation of financial information prepared under US Generally Accepted Accounting Principles (“US GAAP”) to the information provided under IFRS. The US GAAP reconciliation has not been included in this annual report. However, it will be included in the 31 March 2006 Naspers Limited annual financial statements to be filed with the Securities and Exchange Commission (“SEC”) on Form 20-F. The Form 20-F is expected to be filed on or about 30 September 2006 and would then be accessible via the company’s website (www.naspers.com) or the SEC’s website (www.sec.gov).

31 March
31 March
2006
2005
Notes
R’000
R’000
ASSETS
Non-current assets
6 426 678
7 616 459
Land and buildings 2
347
347
Investments in subsidiaries 3
866 548
992 254
Loans to subsidiaries 4
5 399 619
6 539 165
Investments in joint ventures 5
32 175
37 772
Loans to joint ventures 6
87 086
–
Deferred taxation 7
40 903
46 921
Current assets
2 370 762
1 150 022
Current portion of long-term loans 4
302 310
–
Other receivables
6 159
4 128
Cash and cash deposits
2 062 293
1 145 894
Total assets
8 797 440
8 766 481
EQUITY AND LIABILITIES
Shareholders’ equity
8 739 469
8 645 075
Share capital and premium 9
6 038 870
5 954 665
Other non-distributable reserves
12 547
6 971
Retained earnings
2 688 052
2 683 439
Non-current liabilities
2 270
15 724
Post-retirement medical liability 10
2 270
1 974
Long-term liabilities
Interest-bearing loans
11
–
13 750
Current liabilities
55 701
105 682
Current portion of long-term liabilities 11
–
55 018
Amounts owing in respect of investments acquired 12
40 635
43 177
Accrued expenses and other current liabilities 13
15 066
7 487
Total equity and liabilities
8 797 440
8 766 481
The accompanying notes are an integral part of these company annual financial statements.
company balance sheets
at 31 March 2006 and 2005

Naspers Limited Annual Report 2006

31 March
31 March
2006
2005
Notes
R’000
R’000
Revenue
–
–
Selling, general and administration expenses 15
(57 506)
(25 519)
Other gains – net 14
172 141
726 716
Operating profit
114 635
701 197
Finance income – net 16
109 160
24 718
Profit on sale of investments 17
–
80 824
Profit before taxation
223 795
806 739
Taxation 18
(6 018)
31 977
Profit for the year
217 777
838 716
Attributable to:
Equity holders of the company
217 777
838 716
Minority interest
–
–
217 777
838 716
The accompanying notes are an integral part of these company annual financial statements.
company income statements
for the years ended 31 March 2006 and 2005

Share-based
Share capital
compen-
and premium
Retained
sation
Fair value
Class A
Class N
earnings
reserve
reserve
Total
R’000
R’000
R’000
R’000
R’000
R’000
Balance 1 April 2004
14 243
5 174 783
1 960 143
3 059
(27 895)
7 124 333
Share capital issued – 760 985 – – – 760 985
Treasury shares movement – 4 654 – – – 4 654
Share-based compensation movements – – – 3 912 – 3 912
Realisation of fair value loss – – – – 27 895 27 895
Net profit attributable to shareholders – – 838 716 – – 838 716
Dividends – – (115 420) – – (115 420)
Balance 31 March 2005
14 243
5 940 422
2 683 439
6 971
–
8 645 075
Balance 1 April 2005
14 243 5 940 422 2 683 439 6 971 – 8 645 075
Share capital issued – 69 723 – – – 69 723
Treasury shares movement – 14 482 – – – 14 482
Share-based compensation movements – – – 5 576 – 5 576
Net profit attributable to shareholders – – 217 777 – – 217 777
Dividends – – (213 164) – – (213 164)
Balance 31 March 2006
14 243
6 024 627
2 688 052
12 547
–
8 739 469
The accompanying notes are an integral part of these company annual financial statements.
company statements of changes in shareholders’ equity
for the years ended 31 March 2006 and 2005

Naspers Limited Annual Report 2006

company cash ﬂow statements
for the years ended 31 March 2006 and 2005
31 March
31 March
2006
2005
Notes
R’000
R’000
Cash flows from operating activities
 Cash used in operating activities
19
(47 027)
(25 317)
Finance income – net
109 160
24 718
Investment income received
77 429
726 716
Taxation paid
–
(14 944)
Net cash from operating activities
139 562
711 173
Cash flows from investment activities
 Disposal of subsidiaries
–
110 000
Additional investment in existing joint ventures
–
(19 325)
Loans repaid by joint ventures
44 215
–
Short-term marketable equity instruments sold
–
286 333
Other
–
11
Net cash from investing activities
44 215
377 019
Cash flows from financing activities
Long-term loans repaid
– payments of long-term borrowings
(13 750)
(42 549)
– payments of short-term borrowings
(55 017)
–
Loans repaid by subsidiaries
1 001 727
134 311
Proceeds from share issue
12 826
12 092
Dividend paid by holding company
(213 164)
(115 420)
Net cash from/(utilised in) financing activities
732 622
(11 566)
Net increase in cash and cash equivalents
916 399
1 076 626
Cash and cash equivalents at beginning of the year
1 145 894
69 268
Cash and cash equivalents at end of the year
2 062 293
1 145 894
The accompanying notes are an integral part of these company annual financial statements.

1. PRINCIPAL ACCOUNTING POLICIES
The annual financial statements of the company are presented in accordance with, and comply with, International Financial
Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations issued and effective at the time of preparing these financial statements. The disclosure required by IFRS 1 “First time adoption of
IFRS” concerning the transition from SA GAAP to IFRS is provided in note 22. The accounting policies for the holding company are the same as those of the group, where applicable (refer note 3 of the consolidated financial statements).
2. LAND AND BUILDINGS
There was no movement in land and buildings in the current year. Registers containing additional information on land and buildings are available for inspection at the registered office of the company. The directors are of the opinion that the recoverable amount of each class of property exceeds the carrying amount at which it is included in the balance sheet.
3. INVESTMENTS IN SUBSIDIARIES
The following information relates to Naspers Limited’s direct interest in its significant subsidiaries:
Effective
Direct
Measurement
percentage
investment
Nature
Country of
Name of subsidiary
currency
interest*
in shares
of business incorporation
2006
2005
2006
2005
%
%
R’000
R’000
Media24 Limited ZAR
100,0
100,0
1 300
1 300 Print media South Africa
Heemstede Beleggings
(Proprietary) Limited
ZAR
100,0
100,0
–
– Investment holding South Africa
MIH Investments
(Proprietary) Limited
ZAR
100,0
100,0 865 248 990 954 Investment holding
South Africa
Multimedia
(Proprietary) Limited
ZAR
100,0
100,0
–
– Investment holding South Africa
866 548 992 254
* The effective percentage interest shown is the effective financial interest, after adjusting for the interests of any equity compensation plans treated as treasury shares.
4. LOANS TO SUBSIDIARIES
31 March
2006
2005
R’000
R’000
Media24 Limited
820 403
560 391
MIH Holdings Limited
1 742 662
2 336 640
MIH Investments (Proprietary) Limited
3 057 528
3 057 528
Multimedia (Proprietary) Limited
81 336
81 336
MultiChoice Africa (Proprietary) Limited
–
503 270
5 701 929
6 539 165
Less: Current portion
(302 310)
–
5 399 619
6 539 165
The loans to subsidiary companies do not have any fixed repayment terms except for a R302,3 million loan to Media24
Limited, which is payable on demand. All the loans to subsidiary companies at 31 March 2006 are interest free, except for
R512,3 million at prime less 3% (7,5%) and R302,3 million at 7% (both included in the Media24 Limited loan account).
notes to the company annual ﬁnancial statements

notes to the company annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

5. INVESTMENTS IN JOINT VENTURES
The following information relates to Naspers Limited’s financial interest in its significant joint ventures:
Effective
Direct
Name of
Functional
percentage
investment
Nature
Country of
joint venture
currency
interest*
in shares
of business incorporation
2006
2005
2006
2005
%
%
R’000
R’000
Electronic Media
Network Limited/
SuperSport International
PayTV content
Holdings Limited ZAR
3,8
3,8 16 345 21 942
provider South Africa
MNH Holdings (1998)
(Proprietary) Limited
ZAR
50,0
50,0 15 830 15 830 Investment holding
South Africa
32 175 37 772
* The effective percentage interest shown is the financial effective interest, after adjusting for the interests of any equity compensation plans treated  as treasury shares.
During the financial year ended 31 March 2006, a capital reduction was made by Electronic Media Network Limited and SuperSport International Holdings Limited, of which Naspers Limited’s proportional share was R5,6 million.
6. LOANS TO JOINT VENTURE
31 March
2006
2005
R’000
R’000
MNH Holdings (1998) (Proprietary) Limited
87 086
–
The loan to MNH Holdings (1998) (Proprietary) Limited does not have any fixed repayment terms, is interest-free and is carried at cost.
7. DEFERRED TAXATION
The deferred tax asset of R40,9 million was raised on unutilised secondary tax on companies (“STC”) credits as at 31 March 2006. The unutilised STC credits amounted to R327,2 million at 31 March 2006 (2005: R375,4 million).
1 April Charged to
31 March
2005 income
2006
R’000 R’000
R’000
Deferred tax asset
STC credits 46 921 (6 018)
40 903

notes to the company annual ﬁnancial statements(continued)

8. RELATED PARTY TRANSACTIONS AND BALANCES
Loans and interest
For detail on related-party loans and interest received please refer to notes 4, 6 and 16.
31 March
2006
2005
R’000
R’000
Directors’ emoluments
Executive directors
Remuneration for other services paid by subsidiary companies
314
4 023
Non-executive directors
Fees for services as directors
3 082
2 805
Fees for services as directors of subsidiary companies
2 030
2 120
5 112
8 948
9. SHARE CAPITAL AND PREMIUM
31 March
2006
2005
R’000
R’000
Authorised
1 250 000 Class A ordinary shares of R20 each
25 000
25 000
500 000 000 Class N ordinary shares of 2 cents each
10 000
10 000
35 000
35 000
Issued
712 131 Class A ordinary shares of R20 each
14 243
14 243
315 113 700 Class N ordinary shares of 2 cents each (2005: 314 548 700)
6 302
6 291
20 545
20 534
Share premium
6 242 971
6 173 258
6 263 516
6 193 792
Less: 9 891 324 Class N ordinary shares held as treasury shares
(2005: 10 546 820 Class N ordinary shares)
(224 646)
(239 127)
6 038 870
5 954 665

notes to the company annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

9. SHARE CAPITAL AND PREMIUM(continued)
2006
2005
Number of
Number of
N shares
N shares
Movement in Class N ordinary shares in issue during the year
Shares in issue at 1 April
314 548 700
296 816 639
Shares issued to acquire M-Net/SuperSport shares from minority shareholders
–
17 532 061
Shares issued to share incentive trusts
565 000
200 000
Shares in issue at 31 March
315 113 700
314 548 700
Movement in Class N ordinary shares held as treasury shares during the year
Shares held as treasury shares at 1 April
10 546 820
10 914 651
Shares issued to the Naspers equity compensation plan
–
200 000
Shares acquired by participants from the Naspers equity compensation plan
(655 496)
(567 831)
Shares held as treasury shares at 31 March
9 891 324
10 546 820
31 March
2006
2005
R’000
R’000
Share premium
Opening balance at 1 April
6 173 258
5 412 628
Share premium on share issues
69 766
762 574
Share issue expenses
(53)
(1 944)
Closing balance at 31 March
6 242 971
6 173 258
10. POST-RETIREMENT MEDICAL LIABILITY
The company operates a post-retirement medical benefit scheme. The obligation of the company to pay medical aid contributions after retirement is no longer part of the conditions of employment for new employees. A number of pensioners, however, remain entitled to this benefit. The company provides for post-retirement medical aid benefits on the accrual basis determined each year by an independent actuary. The directors are confident that adequate provision has been made for future liabilities.
31 March
2006
2005
R’000
R’000
Opening balance at 1 April
1 974
2 667
Additional provisions charged to income statement
296
–
Provisions reversed to income statement
–
(693)
Closing balance at 31 March
2 270
1 974
Refer to note 18 of the consolidated financial statements for the actuarial assumptions.

notes to the company annual ﬁnancial statements(continued)

11. INTEREST-BEARING LOANS
31 March
2006
2005
R’000
R’000
Interest-bearing loans
Total liabilities
–
68 768
Less: Current portion
–
(55 018)
–
13 750
Details of unsecured loans:
Year of
final Year-end
2006
2005
Institution Currency repayment interest rate
R’000
R’000
FirstRand Bank Limited ZAR 2006 9,49%
–
68 768
12. AMOUNTS OWING IN RESPECT OF INVESTMENTS ACQUIRED
On 24 March 2004, the last conditions precedent relating to schemes of arrangement under section 311 of the South
African Companies Act, 1973, were satisfied, in terms of which Naspers Limited acquired an additional 19,62% financial interest in Electronic Media Network Limited and SuperSport International Holdings Limited respectively (which was subsequently sold to MultiChoice Africa (Proprietary) Limited during 2005). An amount of R815,6 million was due to minority shareholders on 31 March 2004. Some of these minority shareholders have not surrendered their share certificates and claimed payment for their shares, therefore an amount of R40,6 million was still outstanding as at 31 March 2006
(2005: R43,2 million).
13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
31 March
2006
2005
R’000
R’000
Accrued expenses
9 074
6 229
Taxes and social security
170
62
Bonus provision
3 072
–
Provision for leave
813
–
Other personnel provisions
39
–
Other current liabilities
1 898
1 196
15 066
7 487

notes to the company annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

31 March
2006
2005
R’000
R’000
14. OTHER GAINS – NET
Subsidiaries
Dividends – unlisted shares
92 310
702 334
Joint venture companies
Dividends – unlisted shares
79 806
24 357
Other investments
Dividends – unlisted shares
25
25
Total other gains – net
172 141
726 716
15. EXPENSES BY NATURE
Operating profit includes the following items:
Staff costs
As at 31 March 2006, the company had 12 (2005: nil) permanent employees.
The total cost of employment of all employees was as follows:
Salaries, wages and bonuses
7 491
–
Retirement benefit costs (defined contribution plan)
492
–
Medical aid fund contributions
163
–
Post-retirement benefits
296
–
Training costs
124
–
Share-based compensation charges
5 575
3 912
Total staff costs
14 141
3 912
Fees paid to non-employees for
administration, management and technical
services
33 915
15 853
Advertising
2 951
84
Auditors’ remuneration
Audit fees
4 875
3 392
Audit-related fees
852
1 050
Tax fees
33
566
All other fees
739
662
Total auditors’ remuneration
6 499
5 670
16. FINANCE INCOME – NET
Interest paid
Loans and overdrafts
(623)
(4 736)
(623)
(4 736)
Interest received
Loans and bank accounts
65 797
22 234
Subsidiaries
43 986
7 220
109 783
29 454
Finance income – net
109 160
24 718

notes to the company annual ﬁnancial statements(continued)

31 March
2006
2005
R’000
R’000
17. PROFIT ON SALE OF INVESTMENTS
Loss on disposal of investments
–
(27 895)
Profit on disposal of investments
–
108 719
Total
–
80 824
18. TAXATION
Secondary taxation on companies
–
14 944
Deferred taxation
Current year
6 018
(46 921)
Total tax per income statement
6 018
(31 977)
Reconciliation of taxation
Taxation at statutory rates
64 901
242 022
Adjusted for:
Assessed losses utilised
(20 546)
(287)
Non-deductible expenses
5 617
1 572
Non-taxable income
(49 972)
(243 307)
Secondary taxation on companies
6 018
(31 977)
Taxation provided in income statement
6 018
(31 977)
19. CASH USED IN OPERATING ACTIVITIES
Operating profit per income statement
114 635
701 197
Adjustments:
– Non-cash and other
(166 269)
(723 497)
Investment income
(172 141
)
(726 716)
Share-based compensation expenses
5 575
3 912
Other
297
(693)
– Working capital
4 607
(3 017)
Cash movement in trade and other receivables
(429)
86
Cash movement in payables, provisions and accruals
5 036
(3 103)
Cash used in operating activities
(47 027)
(25 317)

notes to the company annual ﬁnancial statements(continued)
Naspers Limited Annual Report 2006

20. FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amount of cash and cash equivalents approximates fair value as a consequence of the short maturities of these instruments. The estimated fair values do not necessarily represent the values that the company will realise in the normal course of business. A comparison of the carrying value and fair value of these instruments is as follows:
31 March 2006
31 March 2005
Carrying
Carrying
value
Fair value
value Fair value
R’000
R’000
R’000 R’000
Assets
Investments and loans
5 486 705
5 486 705
6 539 165 6 539 165
Receivables and loans
305 944
305 944
1 608 1 608
Cash and cash deposits
2 062 293
2 062 293
1 145 894 1 145 894
Liabilities
Long-term liabilities
2 270
2 270
15 724 15 724
Payables and loans
55 531
55 531
105 620 105 620
21. SHARE OPTIONS OUTSTANDING
In terms of the Welkom Trust share scheme, share options were issued to the participants to subscribe for 5 605 236
Naspers Class N ordinary shares at a subscription price of R31,96 per Class N ordinary share during the 30-day period from 9 September 2006.
22. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
Introduction
For the year ended 31 March 2005 Naspers Limited (“Naspers” or “the company”) prepared its financial statements under South African Statements of Generally Accepted Accounting Practice (“SA GAAP”) as effective at that date. In accordance with the JSE Limited (“JSE”) Listings Requirements, Naspers is required to prepare its first annual consolidated financial statements in accordance with IFRS for the year ended 31 March 2006.
In order to describe how Naspers’s reported results of operations and financial position are impacted by IFRS, the group has restated information previously published under SA GAAP to the equivalent basis under IFRS. This restatement follows the guidelines set out in IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”).
The date of transition to IFRS for the company is 1 April 2004 and therefore, as required by IFRS 1, the company’s opening balance sheet at 1 April 2004 has been restated to reflect all existing IFRS statements and interpretations effective at 31 March 2006. However, IFRS 1 allows for a number of exemptions and exceptions from full retrospective application of IFRS.
The exemptions and exceptions taken by the company are the same as those of the group, where applicable (refer to note 2 of the consolidated financial statements).

notes to the company annual ﬁnancial statements(continued)

22. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS(continued)
The reconciliations of net profit and equity below present the impact of the adjustments on the company’s financial position and financial performance:
Year ended
31 March 2005
Reconciliation of net profit
Notes R’m
As previously reported under SA GAAP
– Attributable to Naspers shareholders 843
– Attributable to minority shareholders –
843
Adjusted for:
– share-based compensation 1 (4)
As reported under IFRS 839
31 March 2005 1 April 2004
Reconciliation of equity
R’m R’m
As previously reported under SA GAAP
– Naspers shareholders’ interest 8 645 7 124
– Minority shareholders’ interest – –
8 645 7 124
Adjusted for:
– Share-based compensation reserve 1 4 3
– Retained earnings 1 (4) (3)
As reported under IFRS 8 645 7 124
The company made the following adjustment to its SA GAAP financial statements in order to restate the information in terms of IFRS:
(1) IFRS 2: Share-based payments

The company grants share options to the group employees and directors through the Naspers Share Incentive Trust. In terms of SA GAAP, this equity compensation plan did not result in any expense being recorded by the company, other than costs incurred in administering the scheme and a dilution in earnings per share when the shares were delivered to the employees.

In accordance with IFRS 2, the company has recognised a compensation expense in the income statement, representing the fair value of share options granted. The Naspers share scheme is an equity-settled compensation scheme in terms of IFRS 2 and therefore a corresponding credit to equity has been raised. The fair value of the options at the date of grant under equity-settled plans is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting.
Refer to note 2 of the consolidated financial statements for details regarding significant presentation adjustments made to the company’s income statement. No balance sheet reclassifications were effected.
23. EQUITY COMPENSATION BENEFITS
Please refer to note 38 of the consolidated financial statements for details regarding the Naspers Limited share incentive plan.

Naspers Limited Annual Report 2006

Notice is hereby given that the ninety-second annual
general meeting of Naspers Limited (“the company” or
“Naspers”) will be held on the 18th Floor of Naspers
Centre, 40 Heerengracht in Cape Town, South Africa, on
Friday, 25 August 2006 at 11:15.
The following ordinary resolutions will be considered
and, if approved, will be adopted with or without
amendment:
ORDINARY RESOLUTIONS
1. The ﬁnancial statements of the company and the
group for the 12 months ended 31 March 2006 and
the reports of the directors and the auditors to be
considered and accepted.
2. The conﬁrmation of dividends in relation to the
N ordinary and A ordinary shares of the company.
3. The approval of the remuneration of the non-
executive directors.
4. The re-appointment of the ﬁrm
PricewaterhouseCoopers Inc. as auditors for the period
until the conclusion of the next annual general
meeting of the company.
5. To elect Adv F du Plessis, Prof R C C Jafta and
Mr F T M Phaswana who retire by rotation and, being
eligible, offer themselves for re-election. Their
abridged curricula vitae appear on pages 60 and 61 of
this report. The re-election of each director will be
carried out in separate ordinary resolutions.
6. To extend, until the conclusion of the next annual
general meeting of the company, the unconditional
general authority granted to the directors to place
under their control and to allot and issue at their
discretion, subject to the provisions of section 221 of
the Companies Act, No 61 of 1973, as amended (“the
Act”), and the requirements of JSE Limited (“the JSE”)
and any other exchange on which the shares of the
company may be quoted or listed from time to time,
the unissued shares of the company on such terms
and conditions and to such persons, whether they be
shareholders or not, as the directors may in their
discretion deem ﬁt.
7. Subject to a minimum of 75% of the votes of
shareholders of the company present personally or by
proxy at the annual general meeting and entitled to
vote, voting in favour thereof, the directors be
authorised and are hereby authorised to issue
unissued shares of a class of shares already in issue in
the capital of the company for cash as and when the
opportunity arises, subject to the requirements of the
JSE, including the following:
♦
this authority shall not endure beyond the earlier
of the next annual general meeting of the company
or beyond 15 months from the date of the
meeting;
♦
that a paid press announcement giving full details,
including the impact on the net asset value and
earnings per share, will be published at the time of
any issue representing, on a cumulative basis
within one year, 5% or more of the number of
shares of that class in issue prior to the issue;
♦
the aggregate issue of any particular class of shares
in any ﬁnancial year will not exceed 15% of the
issued number of that class of shares (including
securities which are compulsorily convertible into
shares of that class);
♦
that in determining the price at which an issue of
shares will be made in terms of this authority, the
maximum discount at which the shares may be
issued is 10% of the weighted average traded price
of the shares in question, as determined over the
30 business days prior to the date that the price of
the issue is determined; and
♦
that the shares will only be issued to “public
shareholders” as deﬁned in the Listings
Requirements of the JSE, and not to related parties.
notice of annual general meeting

notice of annual general meeting(continued)

8. At the Naspers AGM of 29 August 2003 the directors were
authorised to grant non-renounceable offers to Welkom
participants to subscribe for Naspers N ordinary shares. As
it is anticipated that some Welkom participants may not
exercise their rights timeously, the following ordinary
resolution is proposed:

Resolved that the directors be and are hereby authorised to
take all steps necessary, including the allotment and issuing of Naspers N ordinary shares and the amendment of the
provisions of the Welkom Aandele-administrasie Trust No 2
(IT 1132/2000) (“the trust”), by agreement with the
trustees of the trust, to ensure that such rights that are not exercised by Welkom participants are exercised in whole or
in part by the trust and to expand the purpose of the trust
and the powers of the trustees to allow the funds of the
trust to be applied towards such broad-based black economic
empowerment initiatives and to include as potential
beneﬁciaries of the trust such previously disadvantaged
individuals and groupings, as may be identiﬁed from time
to time by the trustees in consultation with the directors.
The following special resolutions will be considered and, if approved, will be adopted with or without amendment:

SPECIAL RESOLUTION NUMBER ONE
That the company or any of its subsidiaries be and are hereby authorised, by way of a general approval, to acquire N ordinary shares issued by the company, in terms of sections 85(2),
85(3) and 89 of the Companies Act, No 61 of 1973, as
amended, and in terms of the rules and requirements of
the JSE being that:

♦  any such acquisition of N ordinary shares shall be effected through the order book operated by the JSE trading system
and done without any prior understanding or arrangement;
♦  this general authority shall be valid until the company’s next annual general meeting, provided that it shall not
extend beyond 15 (ﬁfteen) months from the date of
passing of this special resolution;
♦
an announcement will be published as soon as the
company or any of its subsidiaries has acquired N
ordinary shares constituting, on a cumulative basis, 3%
of the number of N ordinary shares in issue prior to the
acquisition pursuant to which the aforesaid 3%
threshold is reached, and for each 3% in aggregate
acquired thereafter, containing full details of such
acquisitions;
♦
acquisitions of N ordinary shares in aggregate in any
one ﬁnancial year may not exceed 20% of the
company’s N ordinary issued share capital as at the
date of passing of this special resolution;
♦
in determining the price at which N ordinary shares
issued by the company are acquired by it or any of its
subsidiaries in terms of this general authority, the
maximum premium at which such N ordinary shares
may be acquired will be 10% of the weighted average
of the market value at which such N ordinary shares
are traded on the JSE as determined over the ﬁve
business days immediately preceding the date of
repurchase of such N ordinary shares by the company
or any of its subsidiaries;
♦
the company has been given authority by its articles of
association;
♦
at any point, the company may only appoint one agent
to effect any repurchase on the company’s behalf;
♦
the company’s sponsor must conﬁrm the adequacy of
the company’s working capital for purposes of
undertaking the repurchase of N ordinary shares in
writing to the JSE before entering the market to
proceed with the repurchase;
♦  the company remaining in compliance with the
   minimum shareholder spread requirements of the JSE
   Listings Requirements; and
♦
the company and/or its subsidiaries not repurchasing
any N ordinary shares during a prohibited period as
deﬁned by the JSE Listings Requirements.

notice of annual general meeting(continued)
Naspers Limited Annual Report 2006

Before entering the market to effect the general
repurchase, the directors, having considered the effects
of the repurchase of the maximum number of N
ordinary shares in terms of the foregoing general
authority, will ensure that for a period of 12 (twelve)
months after the date of the notice of annual general
meeting:
♦
the company and the group will be able, in the
ordinary course of business, to pay its debts;
♦
the assets of the company and the group, fairly
valued in accordance with International Financial
Reporting Standards, will exceed the liabilities of the
company and the group; and
♦
the company and the group’s ordinary share capital,
reserves and working capital will be adequate for
ordinary business purposes.
The following additional information, some of which
appears elsewhere in the annual report of which this
notice forms part, is provided in terms of the JSE Listings
Requirements for purposes of the general authority:
♦
directors – pages 60 and 61;
♦
major beneﬁcial shareholders – page 65;
♦
directors’ interests in ordinary shares – page 117;
♦
share capital of the company – pages 174 and 175; and
♦
litigation – pages 128 to 130.
Directors’ responsibility statement
The directors, whose names appear on pages 60
and 61 of this annual report, collectively and
individually accept full responsibility for the accuracy
of the information pertaining to this special resolution
number one and certify that, to the best of their
knowledge and belief, there are no facts that have been
omitted which would make any statement false or
misleading, and that all reasonable enquiries to
ascertain such facts have been made and that special
resolution number one contains all information.
Material changes
Other than the facts and developments reported on in
the annual report, there have been no material
changes in the affairs or ﬁnancial position of the
company and its subsidiaries since the date of
signature of the audit report and up to the date of
this notice.
The directors have no speciﬁc intention, at present,
for the company to repurchase any of its N ordinary
shares but consider that such a general authority
should be put in place should an opportunity present
itself to do so during the year which is in the best
interests of the company and its shareholders.
The reason for and effect of special resolution
number one is to grant the company a general
authority in terms of the Companies Act and the JSE
Listings Requirements for the acquisition by the
company, or a subsidiary of the company, of the
company’s N ordinary shares.
SPECIAL RESOLUTION NUMBER TWO
That the company or any of its subsidiaries be and are
hereby authorised, by way of a general approval, to
acquire A ordinary shares issued by the company, in
terms of sections 85(2), 85(3) and 89 of the
Companies Act, No 61 of 1973, as amended.
The reason for and effect of special resolution
number two is to grant the company a general
authority in terms of the Companies Act for the
acquisition by the company, or a subsidiary of the
company, of the company’s A ordinary shares.
9.
ORDINARY RESOLUTION
Each of the directors of the company is hereby
authorised to do all things, perform all acts and sign all
documentation necessary to effect the implementation
of the ordinary and special resolutions adopted at this
annual general meeting.

notice of annual general meeting(continued)

10.
OTHER BUSINESS
To transact such other business as may be transacted
at an annual general meeting.
Shareholders entitled to attend and vote at the
annual general meeting may appoint one or more
proxies to attend, speak and vote in their stead. A proxy
need not be a shareholder of the company.
A form of proxy, which includes the relevant
instructions for its completion, is attached for the use
of holders of certiﬁcated shares and “own name”
dematerialised shareholders who wish to be represented
at the annual general meeting. Completion of a form of
proxy will not preclude such a shareholder from
attending and voting (in preference to that
shareholder’s proxy) at the annual general meeting.
Holders of dematerialised shares, other than “own
name” dematerialised shareholders, who wish to vote
at the annual general meeting must instruct their
Central Securities Depository Participant (“CSDP”) or
broker accordingly in the manner and cut-off time
stipulated by their CSDP or broker.
Holders of dematerialised shares, other than “own
name” dematerialised shareholders, who wish to
attend the annual general meeting in person need to
arrange the necessary authorisation as soon as
possible, through their CSDP or broker.
The form appointing a proxy and the authority (if
any) under which it is signed must reach the registered
ofﬁce of the company by no later than 11:15 on
Thursday, 24 August 2006. A form of proxy is enclosed
with this notice. The form of proxy may also be
obtained from the registered ofﬁce of the company.
By order of the board

G M Coetzee
Company secretary
3 August 2006
Cape Town

Naspers Limited Annual Report 2006

FORM OF PROXY
Ninety-second annual general meeting of shareholders
For use by holders of certificated shares or “own name” dematerialised shareholders at the ninety-second annual general meeting of shareholders of the company to be held on the 18th Floor of Naspers Centre, 40 Heerengracht in Cape Town, South Africa on Friday, 25 August 2006 at 11:15.
I/We
(please print)
of
being a holder of certificated shares or ‘own name’ dematerialised shares of Naspers and entitled to
votes hereby appoint (see note 1)
1. or, failing him/her,
2. or, failing him/her,
3. the chairman of the annual general meeting as my/our proxy to act for me/us at the annual general meeting which will be held in the boardroom on the 18th Floor, Naspers Centre, 40 Heerengracht in Cape Town on Friday, 25 August 2006 at 11:15 for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at each adjournment or postponement thereof, and to vote for/or against the resolutions and/or abstain from voting in respect of the shares in the issued share capital of the company registered in my/our name (see note 2) as follows:
In favour of Against Abstain
Ordinary resolutions:
1. Approval of annual financial statements
2. Confirmation of dividends
3. Approval of directors’ remuneration
4. Re-appointment of auditors
5. Re-election of the following directors:
Adv F du Plessis
Prof R C C Jafta
Mr F T M Phaswana
6. Approval of general authority placing unissued shares
under the control of the directors
7. Approval of issue of shares for cash
8. Approval regarding Welkom Aandele-administrasie Trust No 2
Special resolution number one:
General approval for the company or any of its subsidiaries
to acquire N ordinary shares in the company
Special resolution number two:
General approval for the company or any of its subsidiaries
to acquire A ordinary shares in the company
Ordinary resolution:
9. Authorisation to implement all resolutions adopted at annual general meeting
and generally to act as my/our proxy at the said annual general meeting.
(Tick whichever is applicable. If no indication is given, the proxy holder will be entitled to vote or to abstain from voting as the proxy holder deems fit.)
Signed at
on this day of 2006.
Signature Assisted (where applicable)
Each shareholder is entitled to appoint one or more proxies (who need not be a shareholder/s of the company) to attend, speak and vote in place of that shareholder at the annual general meeting.
NASPERS LIMITED
Incorporated in the Republic of South Africa      (Registration number: 1925/001431/06)
“NPN” or “the company”
JSE CODE: NPN ISIN: ZAE000015889

1.   A certificated or “own name” dematerialised shareholder
may insert the names of two alternative proxies of the
shareholder’s choice in the space provided, with or without
deleting “the chairman of the annual general meeting”. The
person whose name appears first on the form of proxy and
whose name has not been deleted and who attends the
meeting will be entitled and authorised to act as proxy to
the exclusion of those whose names follow.
2.   A shareholder’s instructions to the proxy must be indicated
by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate space provided.
Failure to comply herewith will be deemed to authorise the
proxy to vote at the annual general meeting as he/she
deems fit in respect of the shareholder’s votes exercisable
thereat, but where the proxy is the chairman, failure to so
comply will be deemed to authorise the chairman to vote
in favour of the resolutions. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the
shareholder or by the proxy.
3.   Forms of proxy must be lodged at or posted to the
registered office of the company, 40 Heerengracht, Cape
Town, 8001 or PO Box 2271, Cape Town, 8000 (marked for
the attention of Denise Vos) to be received by not later
than 11:15 on Thursday, 24 August 2006, or such later date
if the annual general meeting is postponed.
4.   The completion and lodging of this form of proxy will not
preclude the certificated shareholder or “own name”
dematerialised shareholder from attending the annual
general meeting and speaking and voting in person thereat
to the exclusion of any proxy appointed in terms hereof.
5.   An instrument of proxy shall be valid for any adjournment
or postponement of the annual general meeting as well as
for the meeting to which it relates, unless the contrary is
stated therein but shall not be used at the resumption of
an adjourned annual general meeting if it could not have been used at the annual general meeting from which it was adjourned for any reason other than that it was not lodged timeously for the meeting from which the adjournment took place.
6.   A vote cast or act done in accordance with the terms of a form of proxy shall be deemed to be valid notwithstanding:
–   the death, insanity, or any other legal disability of the
person appointing the proxy; or
–   the revocation of the proxy; or
–   the transfer of a share in respect of which the proxy
was given,
unless notice as to any of the abovementioned matters
shall have been received by the company at its registered office or by the chairman of the annual general meeting at the place of the annual general meeting if not held at the registered office, before the commencement or resumption if adjourned) of the annual general meeting at which the vote was cast or the act was done or before the poll on the vote was cast.
7.   The authority of a person signing the form of proxy;
7.1   under a power of attorney; or
7.2  on behalf of a company or close corporation or trust,
must be attached to the form of proxy unless the full
power of attorney has already been received by the
company or the transfer secretaries.
8. Where shares are held jointly, all joint holders must sign.
9. Dematerialised shareholders, other than by “own name”
registration, must NOT complete this form of proxy and
must provide their Central Securities Depository Participant (“CSDP”) or broker with their voting instructions in terms of the custody agreement entered into between such and their CSDP and/or broker.
NOTES:

To build shareholder
value
by operating
subscriber
platforms
that bring content, services
and communication to paying users;
to sell related technologies and be useful
to the communities we serve
mission

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wherever you are.
vision

SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: August 3, 2006 by
Name:     Stephan J. Z. Pacak
Title:        Director